    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 8, 1994.


                                                       REGISTRATION NO. 33-53797
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 3

                                       TO

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           WEIRTON STEEL CORPORATION
             (Exact name of registrant as specified in its charter)
                            ------------------------

          DELAWARE                          3312                         06-1075442
(State or other jurisdiction    (Primary Standard Industrial          (I.R.S. Employer
      of incorporation or           Classification Code)             Identification No.)
        organization)

   400 THREE SPRINGS DRIVE, WEIRTON, WEST VIRGINIA 26062-4989 (304) 797-2000
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive office)
                            ------------------------

                            WILLIAM R. KIEFER, ESQ.
                        VICE PRESIDENT-LAW AND SECRETARY
                           WEIRTON STEEL CORPORATION
                            400 THREE SPRINGS DRIVE
                       WEIRTON, WEST VIRGINIA 26062-4989
                                 (304) 797-2000
           (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                                    COPY TO:
                            WINTHROP B. CONRAD, JR.
                             DAVIS POLK & WARDWELL
                              450 LEXINGTON AVENUE
                            NEW YORK, NEW YORK 10017
                            ------------------------

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.
                            ------------------------

     IF ANY OF THE SECURITIES BEING REGISTERED ON THIS FORM ARE TO BE OFFERED ON A DELAYED OR CONTINUOUS BASIS PURSUANT TO RULE 415 UNDER THE SECURITIES ACT OF 1933 CHECK THE FOLLOWING BOX: [ ]
                            ------------------------

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                                EXPLANATORY NOTE

     This Registration Statement relates to an offering of shares of Common Stock, $.01 par value, in the United States and Canada and internationally as described herein. The Prospectus for the offering in the United States and Canada and the Prospectus for the international offering will be identical except for the front and back cover pages, the underwriting section and a section in the Prospectus for the international offering relating to tax considerations. The alternate pages are marked "Alternate International Front Cover Page", "Alternate International Back Cover Page," "Alternate International Underwriting Section," and "Certain U.S. Federal Tax Considerations for Non-U.S. Holders of Common Stock," respectively, and are included immediately preceding
Part II.

PROSPECTUS

17,000,000 SHARES

WEIRTON LOGO
COMMON STOCK
($.01 PAR VALUE)
Of the 17,000,000 shares of Common Stock of Weirton Steel Corporation ("Weirton" or the "Company") offered hereby, 15,000,000 shares are being offered by the Company and 2,000,000 shares are being offered by Mellon Bank, N.A., as trustee (the "Selling Stockholder") of the trust created under the Weirton Steel Corporation Retirement Plan (the "Pension Plan"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Selling Stockholder."

Of the shares being offered, 14,450,000 shares are being offered in the United States and Canada (the "U.S. Offering") and 2,550,000 shares are being offered in a concurrent international offering outside the United States and Canada (the "International Offering" and, collectively with the U.S. Offering, the "Offerings"), subject to transfers between the U.S. Underwriters and the International Underwriters. The Price to Public and the Underwriting Discount per share will be identical for the U.S. Offering and the International Offering. The closing of the U.S. Offering and the International Offering are conditioned upon each other. See "Underwriting."


The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "WS." On August 8, 1994, the last sale price of Weirton's Common Stock, as reported on the NYSE Composite Tape, was $8.875 per share.


PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------
                                                                                             PROCEEDS TO
                               PRICE TO            UNDERWRITING          PROCEEDS TO           SELLING
                                PUBLIC               DISCOUNT             COMPANY(1)         STOCKHOLDER
Per Share.............. $                     $                     $                     $
Total (2).............. $                     $                     $                     $
- ------------------------------------------------------------------------------------------------------------

(1) Before deduction of expenses payable by the Company estimated to be
    $800,000.
(2) The Selling Stockholder has granted to the U.S. Underwriters and the International Underwriters 30-day options to purchase up to an aggregate of 2,550,000 additional shares of Common Stock, at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. The Company may satisfy the exercise of these options up to a maximum of 300,000 shares. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder will be
    $    , $    and $    , respectively. If the Company satisfies the exercise
    of such options with the maximum number of shares permitted, Proceeds to
    Company and Proceeds to Selling Stockholder will be $    and $    ,
    respectively. See "Underwriting."

The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the
facilities of The Depository Trust Company, on or about August   , 1994.

SALOMON BROTHERS INC
                        LAZARD FRERES & CO.
                                LEHMAN BROTHERS
                                                        PAINEWEBBER INCORPORATED
The date of this Prospectus is August 9, 1994.

     IN CONNECTION WITH THE OFFERINGS, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE
COMMON STOCK OF THE COMPANY AT LEVELS ABOVE THOSE WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                             AVAILABLE INFORMATION

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information concerning the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices, 500 West Madison Street, Chicago, Illinois 60661 and Seven World Trade Center, Thirteenth Floor, New York, New York 10048. Copies of such materials can be obtained at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. Such materials also may be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

     The Company has filed with the Commission a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information, reference is hereby made to the Registration Statement and the exhibits and schedules thereto.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents heretofore filed with the Commission by the Company (File No. 1-10244) are incorporated by reference in this Prospectus:

     1. The Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     2. The Company's Amendment No. 1 on Form 10-K/A to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     3. The Company's Amendment No. 2 on Form 10-K/A to the Company's Annual Report on Form 10-K for the year ended December 31, 1993.

     4. The Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1994.


     5. The Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.



     6. The Company's Current Report on Form 8-K dated April 19, 1994.



     7. The Company's Current Report on Form 8-K dated July 11, 1994.



     8. The Company's Current Report on Form 8-K dated July 19, 1994.



     9. The description of the Company's Common Stock contained in its Registration Statement on Form 8-A filed May 4, 1989.


     All documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the Offerings shall be deemed to be incorporated by reference into this Prospectus and to be a part of this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference in this Prospectus modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of this Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference, other than exhibits to such documents unless such exhibits are specifically incorporated by reference herein or in any incorporated document. Requests should be directed to Weirton Steel Corporation, Secretary, 400 Three Springs Drive, Weirton, West Virginia 26062-4989 (telephone: 304-797-2000).

     The following are registered trademarks of the Company and are printed in capital letters in this Prospectus: WEIRITE, WEIRLITE, WEIRCHROME, WEIRKOTE PLUS, AND WEIRTEC.

                               PROSPECTUS SUMMARY

     The following summary information is qualified in its entirety by the more detailed information and financial statements (including the notes thereto) appearing elsewhere in this Prospectus. Unless otherwise indicated, the information in this Prospectus assumes that the U.S. and International Underwriters' over-allotment options will not be exercised. See "Underwriting."

                           WEIRTON STEEL CORPORATION

     The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as tin mill products ("TMP") and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70% of the Company's revenues and 63% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

     In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world.

     The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products. With the completion of the capital improvement program, the Company's strategy is to: (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base. See "Business--Business Strategy."


     Incorporated in Delaware in November 1982, the Company acquired the principal assets of National Steel Corporation's ("National" or "NSC") former Weirton Steel Division (the "Division") in January 1984 through an employee stock ownership plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of Common Stock of the Company and also sold 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred Stock") to a new employee stock ownership plan (the "1989 ESOP"). Substantially all the Company's employees participate in the 1984 and 1989 ESOPs (the "ESOPs"), which, after giving effect to the above-mentioned and certain other transactions, but prior to the proposed Offerings, own approximately 50% of the combined issued and outstanding common and preferred shares of the Company. This, in turn, accounts for approximately 74% of the voting power (as calculated in accordance with certain voting restrictions) of the Company's stock.

                                  RISK FACTORS

     PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY CERTAIN FACTORS RELATING TO THE COMPANY. SEE "RISK FACTORS."

                                 THE OFFERINGS

Common Stock Offered
  By the Company
     U.S. Offering.............................   12,750,000 shares
     International Offering....................    2,250,000 shares
                                                  ------------
       Total...................................   15,000,000 shares
  By the Selling Stockholder
     U.S. Offering.............................    1,700,000 shares
     International Offering....................      300,000 shares
                                                  ------------
       Total...................................    2,000,000 shares
Common Stock Outstanding(1)
     Before the Offerings......................   26,743,314 shares
     After the Offerings.......................   41,743,314 shares
Use of Proceeds................................   All of the net proceeds from the Offerings
                                                  will be used to reduce obligations of the
                                                  Company, including the repurchase or
                                                  redemption of a portion of the Company's
                                                  outstanding senior indebtedness and the
                                                  reduction of the unfunded obligation under
                                                  the Pension Plan. The Company may also
                                                  utilize proceeds to redeem its Redeemable
                                                  Preferred Stock, Series B. See "Use of
                                                  Proceeds."
NYSE Symbol....................................   WS

- ---------

(1) As of June 30, 1994; excludes 240,000 shares of Common Stock reserved for issuance upon the exercise of currently exercisable stock options.


                               SUMMARY FINANCIAL DATA
                (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND TON DATA)


                                   SIX MONTHS ENDED
                                       JUNE 30,                             YEAR ENDED DECEMBER 31,
                                 --------------------      ----------------------------------------------------------
                                   1994        1993          1993          1992        1991        1990        1989
                                 --------    --------      --------      --------    --------    --------    --------
                                      (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................   $  660.6    $  599.1      $1,201.1      $1,078.7    $1,036.3    $1,190.9    $1,329.4
Operating costs:
  Cost of sales...............      600.3       560.3       1,105.6       1,010.0     1,019.3     1,113.9     1,165.4
  Selling, general and
    administrative expense....       15.6        16.2          32.5          30.5        29.1        30.4        27.6
  Depreciation................       25.3        24.4          49.1          38.6        34.3        29.0        26.7
  Special items...............         --        17.3(1)       17.3(1)         --          --          --        27.0(2)
                                 --------    --------      --------      --------    --------    --------    --------
Income (loss) from
  operations..................       19.4       (19.1)         (3.4)         (0.4)      (46.4)       17.6        82.7
Unusual gain (3)..............       32.5          --            --            --          --          --          --
Net interest expense(4).......       24.1        25.1          50.2          37.9        29.7        15.0         9.8
ESOP contributions(5).........        1.3         1.3           2.6           2.6         2.6         1.5        36.2
                                 --------    --------      --------      --------    --------    --------    --------
Income (loss) before income
  taxes.......................       26.5       (45.5)        (56.2)        (40.9)      (78.7)        1.1        36.7
Income tax (provision)
  benefit.....................       (5.0)        8.6          13.3           4.8         4.0        (0.8)       (8.1)
                                 --------    --------      --------      --------    --------    --------    --------
Income(loss) before
  extraordinary item and
  cumulative effect of changes
  in accounting principles....       21.5       (36.9)        (42.9)        (36.1)      (74.7)        0.3        28.6
Extraordinary item (6)........         --        (6.5)         (6.5)           --          --          --       (12.6)
Cumulative effect of changes
  in accounting principles
  (7).........................         --      (179.8)       (179.8)          4.3          --          --          --
                                 --------    --------      --------      --------    --------    --------    --------
Net income (loss).............   $   21.5    $ (223.2)     $ (229.2)     $  (31.8)   $  (74.7)   $    0.3    $   16.0
Less: Preferred stock dividend
  requirement.................       (1.6)       (1.6)         (3.1)         (3.1)         --          --          --
                                 --------    --------      --------      --------    --------    --------    --------
Net income (loss) applicable
  to common shares............   $   19.9    $ (224.8)     $ (232.3)     $  (34.9)   $  (74.7)   $    0.3    $   16.0
PER COMMON SHARE DATA:
  Income(loss) per common
    share before extraordinary
    item......................   $   0.70    $  (1.44)     $  (1.74)     $  (1.57)   $  (3.49)   $   0.01    $   1.37
  Income (loss) per common
    share before cumulative
    effect of accounting
    changes...................       0.70       (1.69)        (1.99)        (1.57)      (3.49)       0.01        0.77
  Net income (loss) per common
    share (8).................       0.70       (8.47)        (8.78)        (1.40)      (3.49)       0.01        0.77
  Cash dividends paid.........         --          --            --            --          --    $   0.64    $   0.32

BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash, equivalents, and
  marketable securities.......   $  172.2    $  102.3      $   89.0      $   61.2    $   84.2    $   56.2    $  201.9
Working capital...............      317.6       271.5         262.2         237.7       273.5       264.6       373.3
Total assets..................    1,259.9     1,120.3       1,240.7       1,005.4     1,038.0       965.2       946.4
Long term debt, incl. current
  portion (9).................      495.3       495.2         495.3         503.2       505.3       398.9       355.8
Redeemable stock (9)..........       38.0        35.5          36.7          34.2        31.0         3.9         1.3
Stockholders' equity (9)......       18.6         6.5          (1.4)        231.3       257.3       316.5       328.1

                                   SIX MONTHS ENDED
                                       JUNE 30,                             YEAR ENDED DECEMBER 31,
    (DOLLARS IN MILLIONS,        --------------------      ----------------------------------------------------------
     EXCEPT PER TON DATA)          1994        1993          1993          1992        1991        1990        1989
                                 --------    --------      --------      --------    --------    --------    --------
                                      (UNAUDITED)
OTHER DATA (FOR THE PERIOD,
  EXCEPT WHERE NOTED):
Shipments in thousands
  of tons.....................      1,358       1,232         2,431         2,102       1,939       2,206       2,499
Average sales per ton
  shipped.....................   $    486    $    486      $    494      $    513    $    534    $    540    $    532
Average cost of sales per ton
  shipped.....................   $    442    $    455      $    455      $    480    $    526    $    505    $    466
Gross margin per ton
  shipped.....................   $     44    $     31      $     39      $     33    $      8    $     35    $     66
Operating income per ton
  shipped before special
  items.......................   $     14    $    (15)     $      6      $     --    $    (24)   $      8    $     44
Active employees (end of
  period).....................      5,953       6,200         6,026         6,542       6,979       7,582       7,898
Employee hours per ton of hot
  band produced...............       1.83        1.97          1.95          2.07        2.38        2.45        2.43
Employee hours per ton
  shipped.....................       4.59        5.30          5.31          6.53        7.55        7.48        6.77
Capacity utilization..........         90%         90%           91%           83%         68%         79%         85%
Percentage of raw steel
  continuously cast...........        100%        100%          100%          100%         97%         64%         67%
Yield (raw steel to finished
  production).................       81.7%       76.8%         77.9%         72.3%       72.3%       69.7%       72.0%
EBITDA (10)...................   $   86.2    $   29.2      $   81.9      $   45.7    $   (2.1)   $   60.5    $  102.9
Capital expenditures..........        7.3         3.3          14.4          44.6       113.9       181.9       131.1

- ---------

 (1) The Company recognized a pretax restructuring charge of $17.3 million in the first quarter of 1993 to account for certain costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

 (2) Effective January 1, 1989, employee profit sharing for each fiscal year has been set at 35% of net income before profit sharing, computed after deducting dividends on capital stock of up to $13 million. See "Business--Employees." A provision for profit sharing of $21.9 million was recognized for 1989.

     A one-time special bonus of $5.1 million was paid to employees in connection with a 1989 labor contract ratification.


 (3) The Company was required to recognize a new cost basis for certain insurance recoveries related to the damage of the No. 9 Tandem which resulted in the recognition of a pretax gain in the second quarter of 1994 in the amount of $32.5 million.

 (4) Net interest expense has been reduced by capitalized interest of $0.8 million, $6.1 million, $12.8 million, $14.8 million and $4.4 million for the years 1993 through 1989, respectively.

 (5) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans outstanding from the Company to the ESOPs.

 (6) Reflects certain costs incurred in connection with the early extinguishment of debt.

 (7) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" SFAS No. 112, "Employers' Accounting for Postemployment Benefits;" and SFAS No. 109, "Accounting for Income Taxes."

     The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter of 1993. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112, and a net income tax benefit of $128.2 million, of which $115.5 million relates to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.


 (8) The unaudited net income (loss) per common share for the year ended December 31, 1993 and the six month period ended June 30, 1994 would have
     been $           and $           , respectively, after giving effect to the
     application of the estimated net proceeds of the Offerings, as described under "Use of Proceeds," assuming the issuance of Common Stock pursuant to the Offerings had been effected at the beginning of the respective period. This pro forma per common share data does not purport to represent what the Company's net income (loss) per common share would have been if the foregoing had in fact occurred on such dates.



 (9) See "Capitalization" for information regarding certain adjustments to give effect to the issuance of shares of Common Stock offered hereby and the application of the net proceeds therefrom.



(10) EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. This definition of EBITDA is consistent with the one used in covenants in the Company's outstanding indebtedness. EBITDA is not a measure of financial performance under generally accepted accounting principles ("GAAP"). Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

                                  RISK FACTORS

     Prospective investors should consider carefully the following risk factors affecting the Company and the domestic steel industry before purchasing the shares of Common Stock offered hereby.

FACTORS RELATING TO THE COMPANY

     Recent Losses. The Company reported net losses of $229.2 million for 1993, $31.8 million for 1992 and $74.7 million for 1991. The Company's results for 1993 were significantly affected by the net after tax effect of required changes in certain accounting principles, primarily related to retiree healthcare and income taxes, which totaled $179.8 million, a pretax restructuring charge of $17.3 million, and an after tax extraordinary charge of $6.5 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." Management attributes the losses in 1992 and 1991 to production disruptions stemming from the Company's implementation of a $550 million capital improvement program and to recessionary conditions affecting the industry.


     Recent Major Damage to Facility. On April 6, 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility normally supplies approximately 70% to 80% of the coils required by the Company's tin plating operations. The Company began rebuilding and repair operations immediately to restore the No. 9 Tandem as quickly as practicable. At this time, under the Company's accelerated repair schedule, nearly all structural repairs to the No. 9 Tandem have been completed. Start-up of the rebuilt facility is scheduled for mid-October 1994, and full production is expected to resume during the fourth quarter. While the No. 9 Tandem is out of service, the Company is increasing the cold rolling output of its remaining facilities. The Company has also compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products. The Company also may seek to have its hot bands cold rolled through tolling arrangements with other producers and acquire cold rolled product where available for further finishing. For the year 1993, TMP accounted for approximately 46% of the Company's revenues and 37% of its shipments. The Company believes that, during the remaining period of the No. 9 Tandem outage, it will be able to maintain monthly TMP production at approximately 54% of its 1993 monthly average of 66 thousand tons per month.



     At this time, the Company cannot predict with certainty the extent to which its results of operations for 1994 will be affected adversely by the outage. The Company maintains insurance for both property damage and business interruption applicable to the No. 9 Tandem. The policies providing these coverages are subject to deductibles of $500,000 for property damage and $5.0 million for business interruption. The claims process has been commenced and advances have been collected from the insurance carrier. Since the length of time required to restore the No. 9 Tandem to full operations and to resolve the Company's claim has yet to be determined, the Company is not, at this time, able to estimate the amount of recovery under its business interruption coverage. The Company does not expect that the outage will affect its long term prospects adversely.



     High Financial Leverage. Beginning in 1989, the Company incurred substantially increased indebtedness to fund its capital improvement program. At December 31, 1990, stockholders' equity in the Company was $316.5 million, and its indebtedness of $398.9 million represented 55% of its capitalization. As a result of the Company's net losses since that date (see "--Recent Losses"), its indebtedness increased to $495.3 million and its stockholders' equity was reduced to $18.6 million at June 30, 1994, causing its financial leverage to increase significantly. At June 30, 1994, the Company's indebtedness and redeemable stock comprised 90% and 7%, respectively, of its capitalization. After giving effect to the Offerings and a use of all net proceeds as described in "Use of Proceeds" and shown under "Capitalization," the Company's
indebtedness and redeemable stock would have been reduced to   % and   %,
respectively, of its capitalization at June 30, 1994, and the remaining   % of
its capitalization would have represented stockholders' equity. The Company intends to reduce its debt burden and increase its financial flexibility and has no immediate plans to incur additional debt. From time to time, however, the Company may be required to utilize outside financing for working capital purposes. Such financing may involve the incurrence of debt. The Company will be permitted to incur additional debt only if, at the time, it is able to comply with restrictions under applicable debt instruments. Based on the tests under the indenture governing its 11 1/2% Senior Notes due 1998 (respectively, the
"11 1/2% Indenture" and the "11 1/2% Notes"), at June 30, 1994, the Company would not have been permitted to incur additional debt, except for "Permitted Indebtedness," as defined in the 11 1/2% Indenture. (As defined, Permitted Indebtedness includes debt outstanding immediately after the issuance of the 11 1/2% Notes, intercompany debt subordinated to the 11 1/2% Notes, debt under currency, commodity and interest swap agreements, debt not to exceed $100 million (substantially all of which could be incurred if borrowing sources were available) and renewals of all such permitted debt.) In August 1993, the Company, through a subsidiary, instituted an accounts receivable participation and letter of credit facility, which it believes will be sufficient for its foreseeable working capital needs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."



     Employee Ownership and Voting Power. Prior to the proposed Offerings, the ESOPs own 50% of the Company's outstanding shares and account for 74% of its total voting power (as calculated in accordance with certain voting restrictions.) Following the proposed Offerings, the ESOPs are expected to own approximately 34% of the Company's outstanding shares and account for approximately 53% of the Company's total voting power. Employee voting power could increase by approximately 3% if the five million shares of Common Stock reserved for an employee purchase program over the next five years are acquired by employees. The participants in the ESOPs, all of whom are present or former employees of the Company, could, if they were to act collectively in the voting of their shares, elect a majority of the Company's directors. In addition, the Pension Plan holds approximately 22% of the Company's outstanding Common Stock, which represents 5% of the Company's total voting power. The fiduciary under that plan has the duty to vote shares held in such plan in the best interest of plan participants. The interests of ESOP and Pension Plan participants may differ from those of public stockholders. To the extent that shares of Common Stock are sold by the Selling Stockholder in the Offerings, employees whose retirement benefits depend on the assets held in trust under the Pension Plan will derive a benefit.



     Reductions in Earnings from Profit Sharing. The earnings of the Company available for the payment of dividends or which may be available for use in its business will be reduced by amounts paid out pursuant to the Company's profit sharing plan (the "Profit Plan"). The Profit Plan, which is effective through 1996 and covers substantially all employees, generally requires that from 33 1/3% to 35% of the Company's net income (as determined under GAAP) for each year (adjusted to provide allowance for certain dividends on preferred stock) be paid to employees as profit sharing. However, profit sharing is only payable to the extent that, at the time of determination, or as a result of a determination, profit sharing payments will not reduce the Company's net worth below $100.0 million. The Company has not recognized a provision for profit sharing since 1989. Completion of the Offerings will increase the Company's net worth and, accordingly, the likelihood that, if the Company has net income in 1994, a certain amount of profit sharing will become payable in 1995 with respect to the Company's financial performance in 1994, and that future earnings may be reduced through payments of profit sharing. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of lower earnings or losses.


     Limitations on Raising Equity. The Company's Restated Certificate of Incorporation (the "Restated Certificate") imposes restrictions on the Company's ability to raise additional equity. The authorization of shares of capital stock under the Restated Certificate (beyond the 30.0 million shares of Common Stock and 7.5 million shares of preferred stock originally authorized in 1989) generally requires for approval a simple majority vote of stockholders, if such shares are to be used only for bona fide public offerings or in connection with certain employee benefit plans. However, if shares are to be used for any other purpose, their authorization must be approved by the vote of 80% of total voting power (the "Super Majority Vote"). Limitations on the future use of shares, if applicable, would deny the Company access to private markets for its shares and could deprive the Company of needed capital at times when the permitted types of issuances are not feasible or have less favorable terms. The increase in the Company's capitalization from 30.0 million to 50.0 million shares of Common Stock approved by stockholders at a special meeting held on May 26, 1994 is subject to such use restrictions.

     In addition, the Restated Certificate provides that the specific terms and conditions of each issuance of capital stock by the Company, with limited exceptions, must be approved by the vote of at least 90% of the Company's directors. The Company's Board of Directors is required to be composed of 13 members and will be increased to 14 members after the 1994 annual meeting of stockholders. Regardless of the increase in the number of directors, a dissent by more than one director could prevent the Company from issuing capital stock, even though the authorization of shares for such issuance was approved by a Super Majority Vote of the Company's stockholders.

     Lack of Dividends. The Company discontinued dividends on its Common Stock after the fourth quarter of 1990. The Board of Directors does not anticipate that the Company will resume payment of dividends on Common Stock in the foreseeable future. The payment of future dividends on the Common Stock, and the amount thereof, will be determined by the Board of Directors in light of financial factors and certain restrictions affecting the Company.

     The Company's ability to pay dividends on its stock is limited by restrictions under an earnings related formula in the 11 1/2% Indenture. Under the applicable formula, the receipt of proceeds from sales of certain equity securities increases the Company's ability to pay dividends on stock.

     Environmental Compliance Expenditures. The Company has made, and expects to continue to make, expenditures to comply with environmental laws and regulations. The Company believes that its facilities are in material compliance with such provisions and does not believe that future compliance with such provisions will have an adverse effect on its results of operations or financial condition. Unlike many of its domestic integrated competitors, the Company does not operate coke making facilities and, as such, will not be required to comply with Clean Air Act amendment standards applicable to those types of facilities. Nevertheless, since environmental regulations are becoming increasingly more stringent, the Company's environmental capital expenditures and costs for compliance may increase in the future. Furthermore, due to the possibility of unanticipated regulatory developments, the amount and timing of future environmental expenditures may vary from those currently anticipated. State environmental authorities have recently issued a wastewater discharge permit to the Company containing substantially more stringent effluent standards. The Company believes it will not be able to ensure consistent compliance with certain provisions contained in the permit without significant treatment technology and/or process changes. The Company cannot estimate the cost of installing such technology or effecting such changes, but such costs could be material. See "Business--Environmental Control."

     The site at which the Company carries on its operations has been in use for many years and, over such time, the Company and its predecessors may have generated, stored and disposed of wastes which may be classified as hazardous. The Company is indemnified by National, the seller of the steelmaking business acquired by the Company in 1984, against environmental liabilities arising from activities prior to the acquisition. National's indemnification obligation is not limited by the passage of time or, with certain exceptions, in amount. As a result, the Company does not believe it will incur any material liability for environmental conditions existing prior to the acquisition, provided that the Company is able to recover on environmental claims from National. The ability of the Company to collect on claims for indemnification covering environmental matters is subject to National's continued financial viability, the nature of future claims made by the Company, whether the parties can settle certain differences which have arisen in their respective interpretations of indemnification rights and the outcome of any necessary litigation between the Company and National regarding such issues. The Company does not carry insurance of the type that provides coverages similar to the indemnification rights provided by National. See "Business--Environmental Control."

     Customer Concentration. The TMP market served by the Company and its competitors is characterized by a relatively small number of customers. In 1993, one TMP customer accounted for approximately 11% of the Company's revenues and its five largest TMP customers accounted for approximately 30% of such revenues. See "Business--Principal Products and Markets."

     Dependence on Third Parties for Certain Raw Materials. The Company's supply of iron ore pellets and coke for its blast furnaces currently is provided by a small number of sources; however, the Company has contracts for a majority of its pellets through the year 2004 and coke through the year 1996. If such contracts were interrupted in performance at a time when supplies were scarce, the Company might not be able to obtain sufficient quantities of raw materials, or obtain sufficient quantities of such materials at satisfactory prices which, in either case, could adversely affect its production levels and margins. The Company does not own, or have any interest in, extraction or production facilities for these materials. See "Business--Raw Materials."

     Antitakeover Features. Certain provisions of the Company's Restated Certificate, the Delaware General Corporation Law, and the current ownership structure of the Company, may have the effect of preventing a change of control of the Company, including transactions in which stockholders could receive premiums for their shares over prevailing market prices. For example, under the Restated Certificate, stockholders other than certain employee plans may not exercise more than 5% of total voting power, and extraordinary transactions, such as mergers, consolidations, sales of substantially all assets, liquidation and transactions with significant stockholders, require at least an 80% affirmative vote by stockholders. The Company's Board of Directors is authorized by the Restated Certificate to issue preferred stock in series with such designations, rights, and preferences as may be determined by the Board. Also, the Company's Board of Directors is classified into three classes of directors serving staggered terms, and substantial qualification requirements exist to serve as a director. These provisions could delay the replacement of a majority of directors and could have the effect of making changes in the Board of Directors more difficult than in their absence. Finally, the Company originated from an employee buyout and was formerly wholly-owned by its employees through the 1984 ESOP. At present, a majority of the Company's stockholder voting power is held by employees through the ESOPs.

     Limitation on Utilization of Existing Tax Attributes. Pursuant to Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), certain ownership changes may substantially limit or prohibit the utilization of certain existing tax attributes (such as net operating losses) subject to the carryforward provisions under the Code. As of December 31, 1993, the Company had available for federal income tax purposes regular net operating loss carryforwards of approximately $194.8 million, alternative minimum tax net operating loss carryforwards of approximately $13.6 million, an alternative minimum tax credit of approximately $4.7 million, and general business tax credits of approximately $14.1 million.

     Under a literal reading of the Code and regulations currently in force, the Offerings (together with other relevant prior events) would likely result in an ownership change under Section 382 that would impose constraints on the Company's utilization of its existing tax attributes. The Company has made a request to the Internal Revenue Service (the "IRS") for a ruling that would enable it to conclude that the utilization of its existing tax attributes will not be limited as a result of the Offerings. There can be no assurance that the IRS will rule favorably on the Company's request or when it will make such determination. The Offerings are not conditioned upon the Company's receipt of the ruling. If it is determined that as a result of the Offerings such an ownership change has occurred, the Company's existing tax attributes would be subject to limitations as determined under the Code. Based upon the Company's estimated value prior to the Offerings, the annual limitation would be in the approximate range of $13.0 million to $16.0 million, prior to any adjustments for any built-in gains or losses. In addition, the amount of limitation not utilized in any taxable year can be carried forward, thereby increasing the limitation applicable to the next taxable year. See Note 9 to the

"Notes to Financial Statements" included herein for further information regarding the Company's existing tax attributes.

     Even if the Company is able to conclude that the utilization of its existing tax attributes is not limited as a result of the Offerings, it is possible that other future events could occur, which may be beyond the Company's control, that would adversely affect its ability to fully utilize such attributes.

     Shares Eligible for Future Sale. Future sales of Common Stock by the Company or its stockholders could adversely affect the prevailing market price of the Common Stock. The Company, its officers and directors and U.S. Trust (as defined below) have entered into lock-up agreements with the U.S. Underwriters and International Underwriters whereby such parties have agreed not to sell any Common Stock or securities convertible into, or exchangeable for, Common Stock for a period of 120 days following the date of this Prospectus, without the written consent of the U.S. Representatives and International Representatives. In addition, under the 1984 ESOP, no distributions of Common Stock, except those required by law, may be made to participants during any lock-up period agreed to by the Company. After the end of the 120 day period, or earlier with the written consent of the U.S. Representatives and International Representatives, the Company estimates that approximately 7.8 million shares of Common Stock will be eligible for sale by existing holders, subject where applicable, to Rule 144 promulgated under the Securities Act. Sales of substantial amounts of Common Stock in the public market, or the perception that such sales may occur, could have an adverse effect on the market prices for Common Stock. See "Selling Stockholder" for a discussion of additional restrictions on the ability of the Pension Plan to sell shares of Common Stock.


     Dilution to New Investors. The public offering price per share of Common Stock will exceed the net tangible book value per share of Common Stock. Accordingly, the purchasers of the Common Stock offered hereby will experience
immediate dilution of $     per share. See "Dilution."


FACTORS RELATING TO THE DOMESTIC STEEL INDUSTRY

     Cyclicality. The domestic steel industry is a cyclical business characterized by intense competition. Within the industry, the first half of the 1980s was marked by significant restructurings and downsizing, unprecedented losses and bankruptcies. Factors such as overcapacity, increased domestic and international competition, including high levels of imported steel coupled with a strong dollar, high labor costs, inefficient plants and reduced levels of steel demand caused major disruptions to the industry. This was followed in the late 1980s by increased demand, lower levels of steel imports, the decline of the dollar, capacity reductions and increased efficiency through modernization of plants. As a result, industry profits were substantial in 1988. However, steel prices and demand began to decline in the latter half of 1989, and a number of domestic producers reported losses in 1990 and 1991. These losses continued for many producers throughout 1992. However, with stronger demand in 1993, the industry demonstrated improved performance. Although the recovery in steel markets has continued into 1994, there can be no assurance as to its duration or the extent of any future improvement in steel prices or industry earnings.


     Capacity Utilization and Price Sensitivity. According to the American Iron and Steel Institute (the "AISI"), annual U.S. raw steel production capacity has been reduced from approximately 151 million tons in 1983 to approximately 110 million tons in 1993. The reduction in domestic capacity generally has resulted in higher utilization rates, although overcapacity remains a problem in certain product lines and may become a problem in other product lines, particularly coated steels. The average utilization of domestic industry capacity was 64% from 1983 through 1986 compared to 82% from 1987 through 1992, and 89% for the year 1993. For the first six months of 1994, capacity utilization increased to 90%. The results of operations of major domestic integrated steelmakers, including the Company, are affected substantially by relatively small variations in selling prices of products. Overcapacity relative to demand, particularly in downcycles, has resulted in an extremely competitive environment which limits the ability of producers to raise prices. Competitive pressures in the industry could limit the ability of producers to obtain price increases or could lead to declines in prices, both of which may have a material adverse effect on the industry generally and on the Company specifically.

     Domestic Competition. Competition among domestic steelmakers is intense with respect to price, service and quality. Domestic integrated steel producers have lost market share to domestic mini-mills in recent years as these mills have expanded their product lines from commodity type items to include larger-size structural products and flat rolled products. Mini-mills have enjoyed certain cost advantages compared to integrated producers because of lower costs in converting scrap to raw steel, lower employment and environmental costs and the targeting of regional markets. In the past few years, mini-mills also have substantially improved the quality of their products, particularly thin cast steel, through the use of new technology which has allowed them to retain overall conversion cost advantages. In recent years, competitive pressures among domestic producers, including mini-mills, have extended to higher value-added products, putting further pressure on prices and margins. In addition, certain domestic integrated steelmakers have gone through reorganizations under Chapter 11 of the U.S. Bankruptcy Code. Following their reorganizations, these companies generally have reduced costs and become more effective competitors. In addition, domestic steel producers have invested heavily in new plant and equipment, which, combined with the implementation of manning and other work rule changes, have enabled many domestic companies to improve efficiency and increase productivity. Finally, demand for certain of the industry's products continues to be under pressure from products made with aluminum, plastics, cardboard, glass, wood, concrete and ceramics, which may offer substitutes for steel in certain applications.


     Foreign Competition. Domestic producers face competition from foreign producers over a broad range of products. Many foreign steel producers are owned, controlled or subsidized by their governments, making these producers subject to influence by political and economic policy considerations as well as the prevailing market conditions. Voluntary restraint arrangements ("VRAs") covering 17 steel exporting nations and the European Community, which limited steel imports into the United States market, expired on March 31, 1992. A replacement structure to reduce subsidies and other unfair trade practices by foreign producers has not emerged. In 1992, a number of domestic steel producers filed extensive unfair trade cases covering imports of flat rolled carbon steel products. These cases sought the imposition of anti-dumping and countervailing duties on products alleged to have caused injury to domestic producers. Initial determinations favorable to U.S. producers were overturned in July 1993, and a number of these cases are now being appealed. Steel imports as a percentage of domestic consumption, excluding semifinished products (primarily slabs), have been approximately 16% in each of the last three years, below levels permitted under the former VRAs. Attractive world export prices, favorable dollar exchange rates and improved international competitiveness of the domestic steel industry have contributed to these reduced import levels. In response to scheduled outages among domestic producers, however, the importation of slabs began to increase in early 1994. Imports have subsequently continued at this higher pace for the first half of 1994 as a result of strong levels of domestic demand and production.



     Environmental Concerns. The facilities and operations of domestic steelmakers are subject to a number of federal, state and local laws, regulations and permits relating to environmental protection. The costs for environmental compliance may serve to put domestic steelmakers at a relative competitive disadvantage compared to foreign producers not subject to similarly extensive regulation or producers of competitive materials which may not be required to undergo equivalent compliance costs.

                                  THE COMPANY

     The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as TMP and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70% of the Company's revenues and 63% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.


     Although the Company has had significant losses for the last three years, it has improved its operating performance and the current economic recovery has created a strong demand for its products. As a result, it had operating income of $14.6 million and $16.5 million for the fourth quarter of 1993 and the first quarter of 1994, respectively, and net income of $3.8 million and $2.9 million for the respective quarters. Operating performance in the second quarter of 1994 was adversely affected by the damage to the No. 9 Tandem. The No. 9 Tandem outage has resulted in lower shipments of TMP and higher operating costs. As a result, the Company's operating profit of $2.9 million for the second quarter compared unfavorably to recent performance. Based upon current pricing for its products and assuming a mix of products consistent with that shipped in the first quarter of 1994, the Company believes its operating performance, in the absence of the damage to the No. 9 Tandem, would have continued to improve from the first quarter of 1994.


CAPITAL IMPROVEMENT PROGRAM

     In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern in the world.

BUSINESS STRATEGY

     The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products. With the completion of the capital improvement program, the Company's strategy is to: (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base.

- - PRODUCT AND SERVICE EXPANSION

     The Company's strategy emphasizes the production and shipment of higher value-added products, including expanding and developing markets for those products. Higher value-added products generally have allowed the Company to realize higher margins. The Company's marketing initiatives are designed to utilize the production advantages brought about by its capital improvement program. As a result of the program, the Company has more effectively met its customers' needs by producing coils with increased weight per inch of width, meeting more exacting tolerances for gauge and surface quality and achieving more precise crown control. The Company estimates that these enhanced production capabilities allow it to serve a potential sheet market of approximately 35 million tons annually, or more than three times the size of its previous potential market.

- - PRODUCTIVITY IMPROVEMENTS AND COST REDUCTION INITIATIVES


     Yield Improvements and Manning Reductions. As a result of its capital improvement program, the Company has achieved significant operating efficiencies, including improving its overall yields from liquid steel to finished production. Prior to 1989, the Company's historic overall yields averaged 74.0%. Combined with changes in product mix, the Company has increased such yields to 81.7% in the second quarter of 1994. The Company estimates that each full percentage point of improvement (based on the Company's standard cost assumptions) would result in operating cost reductions of approximately $4.7 million.



     Yield improvements combined with manpower reductions have significantly increased the Company's overall productivity. In 1989, the Company required approximately 2.5 employee hours to produce a ton of hot band and approximately
7.3 employee hours per ton of prime product shipped. For the second quarter of 1994, productivity gains had reduced these figures to approximately 1.8 employee hours per ton of hot band and 4.6 employee hours per ton of prime product shipped.



     At December 31, 1989, following commencement of the capital improvement program, the Company had approximately 7,900 employees. Manpower reductions, accomplished primarily through attrition and retirement programs, have reduced the Company's workforce to approximately 6,000 at December 31, 1993, representing a reduction of 24.0%.



     Other Operating and Cost Improvements. Improved blast furnace operating practices have allowed the Company to operate a two furnace configuration and to raise average hot metal production per furnace from 2,172 tons per day in 1989 (utilizing three furnaces) to 3,242 tons per day in 1993 (utilizing two furnaces).


     The capital improvement program as well as other cost containment measures have strengthened the Company's competitive position in the domestic market place. In the period from 1990 through 1993, the Company reduced its operating costs by $50 per net ton of product shipped. The Company has several ongoing programs to further reduce its operating costs.

     Customer Service Improvements. The Company believes its sales efforts will be strengthened by an improved customer service program. The Company continues to simplify its management organization to provide increased responsiveness to customer needs. The Company's total quality management practices have been extended to cover service functions as well as production. Relations with customers are further enhanced by providing them access to the problem-solving capabilities of the Company's research and development facility, WEIRTEC.

- - REDUCING FINANCIAL LEVERAGE AND RESTORING THE COMPANY'S EQUITY BASE

     To further accomplish its strategic financial goals, management is seeking to reduce the Company's high leverage and financing costs and to rebuild stockholders' equity. The Offerings of Common Stock, together with contemplated sales of Common Stock to employees over the next five years, will assist the Company in accomplishing that goal.

                            ------------------------

     The Company was incorporated in Delaware in November 1982 and acquired the assets of the Division in January 1984. The Company was wholly-owned by its employees through the 1984 ESOP until June 1989 when the 1984 ESOP completed a public offering of the Company's Common Stock. Since that time, the Common Stock has been listed and traded on the NYSE. The Company's executive offices are located at 400 Three Springs Drive, Weirton, WV 26062-4989, and its telephone number is (304) 797-2000.

                                USE OF PROCEEDS


     The net proceeds to the Company from the Offerings are estimated to be
approximately $       million, after deducting the estimated expenses and
underwriting discounts payable by the Company in connection with the Offerings. The Company intends to use the net proceeds from the Offerings to make a discretionary contribution to the Pension Plan of at least $20.0 million (the "Pension Plan Contribution"). In addition, the Company will use the net proceeds from the Offerings to (i) purchase or redeem (including premiums, if any, and accrued interest) certain senior indebtedness, and (ii) in the event that the Company does not reach an agreement with the holder of the Company's Redeemable Preferred Stock, Series B (the "Series B Preferred Stock") to modify certain provisions thereof, to purchase or redeem the Series B Preferred Stock. The aggregate and specific amounts of senior indebtedness to be reduced will be determined based upon market and other conditions at the time of the consummation of the Offerings and thereafter. Such reduction of senior indebtedness could require the payment of a premium which would result in an extraordinary after tax charge against the Company's results of operations in the period in which such indebtedness is redeemed or repurchased. Such charge depends upon the amount of premium paid, if any, and the aggregate and specific amounts of the 11 1/2% Notes and the 10 7/8% Senior Notes due 1999 (the "10 7/8% Notes") redeemed or repurchased. Assuming an equal amount of 10 7/8% Notes and 11 1/2% Notes are repurchased and assuming further that no 11 1/2% Notes are redeemed, under current market conditions, the Company estimates that such charge could be $3.0 million; however there can be no assurance that the actual amount of this charge will not exceed this estimate or that the Company will not redeem any 11 1/2% Notes. The Company's senior indebtedness currently consists of the 11 1/2% Notes due 1998, of which $140 million principal amount is outstanding, and its 10 7/8% Notes due 1999, of which $300 million principal amount is outstanding, and which rank pari passu with the 11 1/2% Notes. Up to $50 million of the 11 1/2% Notes may be redeemed from the proceeds of sales of equity securities at the Company's option until March 1, 1995 at 109.2% of principal amount, plus accrued interest to the redemption date. The Series B Preferred Stock is redeemable at any time at the Company's option without premium for $50 per share (an aggregate of $25 million), plus unpaid dividends. See "Description of Capital Stock."


     The Company will not receive any proceeds from the sale of the shares of Common Stock by the Selling Stockholder.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock is listed on the NYSE under the symbol "WS." The table below sets forth, for the periods indicated, the high and low sales prices of the Company's Common Stock, as reported on the NYSE Composite Tape.


                                                                           HIGH        LOW
                                                                           ----        ---
    1992:
         First Quarter.................................................   $ 5 1/2    $ 3 3/8
         Second Quarter................................................     6 3/8      4 7/8
         Third Quarter.................................................     6 1/4      4
         Fourth Quarter................................................     4 3/8      3 3/8
    1993:
         First Quarter.................................................     7 1/4      3 7/8
         Second Quarter................................................    10          6 1/4
         Third Quarter.................................................     9 1/2      5 3/8
         Fourth Quarter................................................     7 7/8      5 3/4
    1994:
         First Quarter.................................................    11          6 1/4
         Second Quarter................................................    10 7/8      8
         Third Quarter (through August 8, 1994)........................    10 1/8      7 1/2



     See the cover page of this Prospectus for a recent reported sales price of the Company's Common Stock on the NYSE Composite Tape.



     Dividends on the Common Stock are paid when and as declared by the Company's Board of Directors. Following the initial public offering of the Common Stock in June 1989, the Company paid a quarterly cash dividend of $0.16 per share of Common Stock. Such dividends were discontinued after the fourth quarter of 1990. The Company's Board of Directors does not anticipate a resumption of dividends on the Common Stock for the foreseeable future as it intends to retain any earnings to strengthen the Company's capital base. The payment of dividends in the future will be subject to the applicable provisions of Delaware corporate law governing the Company and the discretion of the Company's Board of Directors, which normally will take into consideration the financial performance, capital requirements and financial restrictions of the Company. The terms of the 11 1/2% Indenture limit the Company's ability to pay dividends on its capital stock, including Common Stock, based on a formula related to earnings and proceeds of sales of certain equity securities.

                                 CAPITALIZATION


     The following table sets forth the capitalization of the Company at June 30, 1994, and as adjusted to reflect (i) the Offerings, and (ii) an assumed application of all of the net proceeds of the Offerings to reduce indebtedness of the Company described in "Use of Proceeds", in each case assuming no exercise of the Underwriters' over-allotment options. The as adjusted column includes the effect of the Pension Plan Contribution and excludes the effect of any payment of a premium above par value to reduce the Company's indebtedness and any resulting extraordinary charge to results of operations. In addition, the as adjusted column assumes no portion of the net proceeds is used to redeem shares of Series B Preferred Stock.



                                                                      JUNE 30, 1994
                                                                -------------------------
                     (DOLLARS IN THOUSANDS)                      ACTUAL       AS ADJUSTED
                                                                ---------     -----------
    Cash.....................................................   $ 172,184      $ 172,184
                                                                =========      =========
    CAPITALIZATION:
    Current maturities of debt obligations...................   $      --      $      --
    Long term debt obligations...............................     495,320               (1)
    Redeemable stock.........................................      37,980         37,980
    Stockholders' equity:
      Common stock...........................................         270
      Additional paid-in capital.............................     336,785
      Retained earnings......................................    (316,601)      (316,601)(1)
      Treasury stock and other...............................      (1,886)        (1,886)
                                                                ---------      ---------
         Total stockholders' equity..........................      18,568
                                                                ---------      ---------
         Total capitalization................................   $ 551,868      $
                                                                =========      =========

- ---------

(1) The as adjusted amount of long term debt obligations will depend on the amount of 11 1/2% Notes, if any, or 10 7/8% Notes, if any, reduced with the net proceeds of the Offerings. The reduction of the 11 1/2% Notes and the 10 7/8% Notes could require the payment of a premium, resulting in an extraordinary after tax charge to results of operations in the period in which such indebtedness is retired. As a result, the as adjusted amount of long term debt obligations shown in the table would be increased by the amount of such premium. The amount of any such premium and the resulting charge depends upon the amount of the 11 1/2% Notes, if any, or the 10 7/8% Notes, if any, so reduced and the effect of any such premium and charge is not reflected in the table. See "Use of Proceeds."

                                    DILUTION

     The immediate per share equity interest dilution absorbed by purchasers of the shares offered hereby is approximated by subtracting the Company's pro forma tangible book value per common share, after giving effect to the Offerings, from the per share public offering price.


                         (IN DOLLARS PER SHARE)
    Public offering price............................................
      Tangible book value of common stock at June 30, 1994...........
      Pro forma increase in tangible book value of common stock
         attributable to the Offerings...............................
                                                                        -----
      Pro forma tangible book value of common stock after giving effect to the Offerings.....................................
                                                                                    -----
      Immediate dilution to purchasers based upon pro forma tangible book value..................................................
                                                                                    =====

                            SELECTED FINANCIAL DATA
              (DOLLARS IN MILLIONS, EXCEPT PER SHARE AND TON DATA)


                                   SIX MONTHS ENDED
                                       JUNE 30,                             YEAR ENDED DECEMBER 31,
                                 --------------------      ----------------------------------------------------------
                                   1994        1993          1993          1992        1991        1990        1989
                                 --------    --------      --------      --------    --------    --------    --------
                                     (UNAUDITED)
INCOME STATEMENT DATA:
Net sales.....................   $  660.6    $  599.1      $1,201.1      $1,078.7    $1,036.3    $1,190.9    $1,329.4
Operating costs:
  Cost of sales...............      600.3       560.3       1,105.6       1,010.0     1,019.3     1,113.9     1,165.4
  Selling, general and
    administrative expense....       15.6        16.2          32.5          30.5        29.1        30.4        27.6
  Depreciation................       25.3        24.4          49.1          38.6        34.3        29.0        26.7
  Special items...............         --        17.3(1)       17.3(1)         --          --          --        27.0(2)
                                 --------    --------      --------      --------    --------    --------    --------
Income (loss) from
  operations..................       19.4       (19.1)         (3.4)         (0.4)      (46.4)       17.6        82.7
Unusual gain(3)...............       32.5          --            --            --          --          --          --
Net interest expense(4).......       24.1        25.1          50.2          37.9        29.7        15.0         9.8
ESOP contributions(5).........        1.3         1.3           2.6           2.6         2.6         1.5        36.2
                                 --------    --------      --------      --------    --------    --------    --------
Income (loss) before income
  taxes.......................       26.5       (45.5)        (56.2)        (40.9)      (78.7)        1.1        36.7
Income tax (provision)
  benefit.....................       (5.0)        8.6          13.3           4.8         4.0        (0.8)       (8.1)
                                 --------    --------      --------      --------    --------    --------    --------
Income(loss) before
  extraordinary item and
  cumulative effect of changes
  in accounting principles....       21.5       (36.9)        (42.9)        (36.1)      (74.7)        0.3        28.6
Extraordinary item (6)........         --        (6.5)         (6.5)           --          --          --       (12.6)
Cumulative effect of changes
  in accounting principles
  (7).........................         --      (179.8)       (179.8)          4.3          --          --          --
                                 --------    --------      --------      --------    --------    --------    --------
Net income (loss).............   $   21.5    $ (223.2)     $ (229.2)     $  (31.8)   $  (74.7)   $    0.3    $   16.0
Less: Preferred stock dividend
  requirement.................       (1.6)       (1.6)         (3.1)         (3.1)         --          --          --
                                 --------    --------      --------      --------    --------    --------    --------
Net income (loss) applicable
  to common shares............   $   19.9    $ (224.8)     $ (232.3)     $  (34.9)   $  (74.7)   $    0.3    $   16.0
PER COMMON SHARE DATA:
  Income(loss) per common
    share before extraordinary
    item......................   $   0.70    $  (1.44)     $  (1.74)     $  (1.57)   $  (3.49)   $   0.01    $   1.37
  Income (loss) per common
    share before cumulative
    effect of accounting
    changes...................       0.70       (1.69)        (1.99)        (1.57)      (3.49)       0.01        0.77
  Net income (loss) per common
    share (8).................       0.70       (8.47)        (8.78)        (1.40)      (3.49)       0.01        0.77
  Cash dividends paid.........         --          --            --            --          --    $   0.64    $   0.32

BALANCE SHEET DATA
  (AT END OF PERIOD):
Cash, equivalents, and
  marketable securities.......   $  172.2    $  102.3      $   89.0      $   61.2    $   84.2    $   56.2    $  201.9
Working capital...............      317.6       271.5         262.2         237.7       273.5       264.6       373.3
Total assets..................    1,259.9     1,120.3       1,240.7       1,005.4     1,038.0       965.2       946.4
Long term debt, incl. current
  portion (9).................      495.3       495.2         495.3         503.2       505.3       398.9       355.8
Redeemable stock (9)..........       38.0        35.5          36.7          34.2        31.0         3.9         1.3
Stockholders' equity (9)......       18.6         6.5          (1.4)        231.3       257.3       316.5       328.1

                                   SIX MONTHS ENDED
                                       JUNE 30,                             YEAR ENDED DECEMBER 31,
    (DOLLARS IN MILLIONS,        --------------------      ----------------------------------------------------------
     EXCEPT PER TON DATA)          1994        1993          1993          1992        1991        1990        1989
                                 --------    --------      --------      --------    --------    --------    --------
                                     (UNAUDITED)
OTHER DATA (FOR THE PERIOD,
  EXCEPT WHERE NOTED):
Shipments in thousands
  of tons.....................      1,358       1,232         2,431         2,102       1,939       2,206       2,499
Average sales per ton
  shipped.....................   $    486    $    486      $    494      $    513    $    534    $    540    $    532
Average cost of sales per ton
  shipped.....................   $    442    $    455      $    455      $    480    $    526    $    505    $    466
Gross margin per ton
  shipped.....................   $     44    $     31      $     39      $     33    $      8    $     35    $     66
Operating income per ton
  shipped before special
  items.......................   $     14    $    (15)     $      6      $     --    $    (24)   $      8    $     44
Active employees (end of
  period).....................      5,953       6,200         6,026         6,542       6,979       7,582       7,898
Employee hours per ton of hot
  band produced...............       1.83        1.97          1.95          2.07        2.38        2.45        2.43
Employee hours per ton
  shipped.....................       4.59        5.30          5.31          6.53        7.55        7.48        6.77
Capacity utilization..........         90%         90%           91%           83%         68%         79%         85%
Percentage of raw steel
  continuously cast...........        100%        100%          100%          100%         97%         64%         67%
Yield (raw steel to finished
  production).................       81.7%       76.8%         77.9%         72.3%       72.3%       69.7%       72.0%
EBITDA (10)...................   $   86.2    $   29.2      $   81.9      $   45.7    $   (2.1)   $   60.5    $  102.9
Capital expenditures..........        7.3         3.3          14.4          44.6       113.9       181.9       131.1

- ---------

 (1) The Company recognized a pretax restructuring charge of $17.3 million in the first quarter of 1993 to account for certain costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program.

 (2) Effective January 1, 1989, employee profit sharing for each fiscal year has been set at 35% of net income before profit sharing, computed after deducting dividends on capital stock of up to $13 million. See "Business--Employees." A provision for profit sharing of $21.9 million was recognized in 1989.

     A one-time special bonus of $5.1 million was paid to employees in connection with a 1989 labor contract ratification.


 (3) The Company was required to recognize a new cost basis for certain insurance recoveries related to the damage of the No. 9 Tandem which resulted in the recognition of a pretax gain in the second quarter of 1994 in the amount of $32.5 million.



 (4) Net interest expense has been reduced by capitalized interest of $0.8 million, $6.1 million, $12.8 million, $14.8 million and $4.4 million for the years 1993 through 1989, respectively.



 (5) Does not involve a net outflow of cash as these contributions are returned to the Company in the form of payments on loans outstanding from the Company to the ESOPs.



 (6) Reflects certain costs incurred in connection with the early extinguishment of debt.



 (7) Effective January 1, 1992, the Company changed its method of accounting for the depreciation of its steelmaking facilities from a straight-line to a production-variable method. Effective January 1, 1993, the Company adopted the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" SFAS No. 112, "Employers' Accounting for Postemployment Benefits;" and SFAS No. 109, "Accounting for Income Taxes."

     The cumulative effect of the 1993 accounting changes reflects the collective implementation of the following accounting changes. The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $303.9 million to account for the prior service cost of retiree health care and life insurance benefits as well as an additional noncash expense each quarter which began in the first quarter of 1993. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112, and a net income tax benefit of $128.2 million, of which $115.5 million relates to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.


 (8) The unaudited net income (loss) per common share for the year ended December 31, 1993 and the six month period ended June 30, 1994 would have
     been $           and $           , respectively, after giving effect to the
     application of the estimated net proceeds of the Offerings, as described under "Use of Proceeds," assuming the issuance of Common Stock pursuant to the Offerings had been effected at the beginning of the respective period. This pro forma per common share data does not purport to represent what the Company's net income (loss) per common share would have been if the foregoing had in fact occurred on such dates.



 (9) See "Capitalization" for information regarding certain adjustments to give effect to the issuance of shares of Common Stock offered hereby and the application of the net proceeds therefrom.



(10) EBITDA represents the earnings of the Company before income taxes, net interest expense, depreciation and amortization and other noncash items reducing net income. This definition of EBITDA is consistent with the one used in covenants in the Company's outstanding indebtedness. EBITDA is not a measure of financial performance under GAAP. Accordingly, it does not represent net income or cash flows from operations as defined by GAAP and does not necessarily indicate that cash flows will be sufficient to fund cash needs. As a result, EBITDA should not be considered as an alternative to net income as an indicator of operating performance or to cash flows as a measure of liquidity.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW


     The Company, as a major integrated producer of flat rolled carbon steel, competes in a cyclical market where product demand is generally influenced by several factors, including: the strength of the economies of the U.S. and other major steel consuming countries; restrictions on imports by foreign producers; fluctuating exchange rates; and worldwide production capacity. As the U.S. economy has emerged from the latest recession, the domestic steel industry has experienced a resurgence in product demand. As a result of this recent economic recovery, the Company has experienced an increase in demand for its sheet products that continued into the first half of 1994. There can be no assurance that the demand for the Company's products will remain stable or increase from present levels.


     Historically capital intensive, the domestic integrated steel industry has for more than 20 years been rationalizing older, less efficient production facilities in response to the development of new steel producers and steel product substitutes. More recently, competitive pressures have forced large steel producers to implement more efficient production techniques and focus on higher value-added products. The Company substantially completed a capital improvement program in 1992, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. As a result of its modernization efforts, the Company has improved its product quality and mix, broadened its customer base, and reduced its average cost per ton of steel shipped. In periods of changing economic conditions, the Company's refurbished operating facilities allow it to adjust certain portions of its production to maximize the production capabilities of its operating facilities.

     Although the Company is generally influenced by the cyclical nature of the industry and competitive pressures, its major product lines and attributes of its particular operating facilities differentiate the Company favorably in certain respects from other producers. The Company is a domestic industry leader in the production of TMP, accounting for approximately a 22% share of the domestic TMP market. TMP revenues represented 46% of the Company's total revenues in 1993. The market for TMP is characterized by a relatively low number of competitors and customers who make annual commitments at prices which have been historically stable relative to pricing for other steel products. This pricing stability is a result of the lower volatility over the past decade of consumption of TMP in the U.S. versus other steel products. The Company believes this is primarily due to lower sensitivity of production levels by food and beverage producers to the general business cycle than users of other steel products, such as automobile and appliance manufacturers, and the fact that imports have historically represented a smaller percentage of the domestic TMP market. The Company's financial performance compared to the industry in general is therefore affected to a lesser degree during economic recessions and recovery periods.

     In contrast with TMP, selling prices for the Company's sheet products are more sensitive to changes in demand due to the wide variety of end use, broad customer base and the number of producers. In periods of high demand, the Company is well positioned to capitalize on higher profit margins on its sheet products. In contrast with its TMP, which are typically sold under one-year commitments, the majority of the Company's sheet products are sold in the spot market or under quarter-to-quarter pricing arrangements, which in the recent environment of price increases on sheet products has allowed the Company to realize higher margins on those products earlier than some of its competitors. To the extent that selling prices may decline for sheet products in the future, however, the Company is not as well protected against declines in revenue on its sheet products as certain of its competitors whose sheet product sales are largely made pursuant to fixed price contracts.

     The Company, as well as the industry, continues to be challenged by increasing production costs for items such as raw materials, energy, environmental compliance and labor, including the cost of providing employee and retiree benefits. The major raw materials and energy sources used by the Company in its production process are iron ore pellets, iron ore, coal, coke, zinc, chrome, limestone and scrap steel. Iron ore pellets and coke are predominantly purchased pursuant to long term agreements, through which the Company has assured the extended availability of a portion of its major raw material needs at competitive prices. The other raw materials are generally purchased in the open market from various sources and their availability and price are subject to market conditions.

     In the first quarter of 1994, the Company entered into new three-year labor agreements which it believes to be among the most competitive in the domestic industry. Among other things, the Company expects the agreements to reduce the Company's exposure to increased costs of providing healthcare to active employees and retirees through a managed healthcare "point of service" program and a cash basis cost ceiling on healthcare for future retirees. The Company believes that these agreements place a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of lower earnings or losses.


RESULTS OF OPERATIONS
                                                 SIX MONTHS
                                                    ENDED
                                                  JUNE 30,           YEAR ENDED DECEMBER 31,
                                               ---------------     ----------------------------
                                               1994      1993       1993       1992       1991
                                               -----     -----     ------     ------     ------
Shipments: (1)
  Tin mill products.........................     363       439        895        890        857
  Sheet products............................     995       793      1,536      1,212      1,082
                                               -----     -----     ------     ------     ------
  Total shipments...........................   1,358     1,232      2,431      2,102      1,939
Results per ton shipped:
  Net sales per ton.........................   $ 486     $ 486      $ 494      $ 513      $ 534
  Cost of sales per ton.....................    (442)     (455)      (455)      (480)      (526)
                                               -----     -----     ------     ------     ------
  Gross profit per ton......................      44        31         39         33          8
  Operating profit per ton (2)..............      14       (15)         6         --        (24)
Profit margin percentages:
  Gross profit margin.......................     9.1%      6.4%       8.0%       6.4%       1.6%
  Operating profit margin (2)...............     2.9%     (3.1)%      1.2%       0.0%      (4.5)%

- ---------

(1) In thousands of tons.

(2) Before special items.



THREE MONTHS ENDED JUNE 30, 1994 COMPARED WITH THREE MONTHS ENDED JUNE 30, 1993



     In the second quarter of 1994, the Company recognized net income of $18.6 million, or $0.63 per share, compared to a net loss of $11.4 million, or $0.46 per share, for the same period in 1993.



     Operating and net results for the second quarter were adversely affected by a fire that occurred on April 6, 1994 that extensively damaged the Company's No. 9 Tandem. Nevertheless, the operating profit of $2.9 million in the second quarter of 1994 which reflected lower shipments of TMP and higher operating costs caused by the No. 9 Tandem outage, exceeded the operating performance for the same quarter last year when an operating loss of $0.7 million was recognized. Prior to the second quarter of 1994, the Company had achieved five consecutive quarters of improved operating performance. Based upon current pricing for its products and assuming a mix of products consistent with that shipped in the first quarter of 1994, the Company believes its operating performance, in the absence of the damage to the No. 9 Tandem, would have continued to improve.



     Under current accounting rules, certain property damage insurance recoveries associated with events such as the damage to the No. 9 Tandem result in the recognition of a new cost basis for the rebuilt facility and the requirement to recognize a gain. Based upon the nature of the recoveries associated with the damage to the No. 9 Tandem, the Company recognized in the second quarter of 1994 a pretax gain of $32.5 million. Without the gain recognition, second quarter net results would have been reduced as a result of the No. 9 Tandem outage to a net loss of $7.7 million.



     Net sales in the second quarter of 1994 increased $34.1 million, or 11.3% to $335.5 million from $301.3 million in the second quarter of 1993. Total shipments in the second quarter of 1994 of 702.0 thousand tons represented an increase of 12.5% over 1993's second quarter total shipments of 624.0 thousand tons.



     Demand for the Company's sheet products remained strong in the second quarter of 1994, especially for its hot rolled products. Production scheduling designed to minimize the effect of the No. 9 Tandem outage placed emphasis on hot rolled production, which contributed to the significant increase in volume of hot rolled products shipped in the second quarter of 1994 compared to the same quarter last year. Shipments of hot rolled products increased by 116.3 thousand tons, or 67%, with volume increases to a lesser extent for both cold rolled and galvanized products. These higher volumes resulted in total sheet product shipments increasing by 30.3% in the second quarter of 1994 compared to the same quarter in 1993 and resulted in an increase in revenues between the two periods of $40.3 million.



     Increased demand for the Company's sheet products resulted in the realization of higher selling prices across the product line in general, and hot rolled in particular. Revenues in the second quarter of 1994 were favorably affected by $15.4 million as a result of higher selling prices compared to the same quarter last year. Changes in customer mix also favorably affected sheet products revenues by $5.4 million between the two periods.



     The outage of the No. 9 Tandem, as noted above, has caused a shift in production which is reflected in the lower volume of shipments of TMP in the second quarter of 1994 compared to the second quarter of 1993. TMP shipments were 46.2 thousand tons, or 21.7%, lower in the 1994 second quarter and resulted in a decline in TMP revenues of $29.3 million compared to the second quarter of 1993.



     Higher selling prices for TMP increased revenues by $2.7 million while changes in customer mix lowered revenues by $0.4 million in the second quarter of 1994 compared to the same quarter last year.



     The Company continues to apply its strategic program to reduce a broad range of production costs, lower spending and improve yields. The program includes workforce reductions which were approximately 8% from mid-1992 through year end 1993. The Company's goal is to further reduce its workforce over the next three years consistent with the limitations allowed by its collective bargaining agreements. The Company's capital improvement program has lowered the Company's operating costs by providing greater production yields and generally improved performance at several operating units, including its blast furnaces, continuous caster, hot mill and sheet mill operations. Several of these units have achieved production records since completion of the capital program. The cost reduction and capital improvement programs have more than offset higher energy, labor, and retiree healthcare costs. The result has been a steady improvement in operating performance. While changes in product mix and volume have contributed to a $10 reduction in operating costs in the second quarter of 1994 compared to the same quarter last year, the reduction also reflects the Company's improvement in operating performance. Such lower operating costs did not benefit from the effect of the gain recognized from the No. 9 Tandem rebuild, and were unfavorably affected by the incremental costs caused by the outage and other one time miscellaneous second quarter adjustments.



                                                                QUARTER ENDED JUNE
                                                                        30,
                                                               ---------------------
            (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)          1994         1993
                                                               --------     --------
        Operating costs.....................................   $332,595     $302,003
        Shipments in tons...................................    702,300      623,800
        Operating costs per ton.............................   $    474     $    484



     In its continuing efforts to improve profit margins and operating efficiency, the Company has focused its attention on improving the performance of its finishing operations, specifically that of its tin mill. However, the damage to the No. 9 Tandem has temporarily interrupted these efforts. Under the Company's accelerated repair schedule, nearly all structural repairs to the No. 9 Tandem have been completed. Start-up of the rebuilt facility is scheduled for mid-October 1994, and full production is expected to resume during the fourth quarter.



     The Company's financing costs remained relatively high in the second quarter of 1994 and comparable to those experienced in the second quarter of 1993 due to the costs associated with the Company's public sale of $140 million of 11 1/2% Notes in the first quarter of 1993, the proceeds of which were used to reduce certain indebtedness.



     The Company recognized a deferred income tax provision of $8.7 million in the second quarter offset by a benefit of $4.4 million to adjust its deferred tax asset valuation reserve.



SIX MONTHS ENDED JUNE 30, 1994 COMPARED WITH SIX MONTHS ENDED JUNE 30, 1993



     For the first six months of 1994, the Company reported net income of $21.5 million or $0.70 per share compared to a loss before the effect of accounting changes for the first six months of 1993 of $43.4 million. The 1993 period also included a pretax restructuring charge of $17.3 million. The Company's net income for the first six months of 1994 included the $32.5 million pretax gain associated with the No. 9 Tandem recognized in the second quarter, as described above, as well as incrementally higher operating costs caused by the related outage. Without the gain, results for the first six months of 1994 would have been reduced as a result of the outage to a net loss of $4.9 million.



     The Company's operating profit of $19.4 million through the second quarter of 1994 continued to demonstrate improved operating performance. Notwithstanding the adverse effects of the No. 9 Tandem outage, the Company's 1994 operating results compared favorably to the first six months of 1993 when the Company had an operating loss of $1.8 million, before the restructuring charge.



     Net sales for the first six months of 1994 were $660.7 million, an increase of $61.6 million, or 10.3%, from $599.1 million in the same 1993 period. Reflective of the strength of demand for the Company's sheet products, total shipments of 1,358.0 thousand tons showed a 10.2% increase over the 1,232.0 thousand tons shipped in the same period of 1993.



     Demand for the Company's sheet products was strong in the first half of 1994 and, combined with the second quarter production shift driven by the No. 9 Tandem outage described above, shipments of hot rolled products increased by
170.5 thousand tons, or 53%, compared to the first half of 1993. This volume increase together with smaller volume increases for both cold rolled and galvanized products, contributed to an increase in revenues of $65.8 million compared to the first half of 1993.



     Higher selling prices for the Company's sheet products, hot rolled in particular, resulted in an increase in sheet product revenues of $32.3 million compared to the first half of 1993. Changes in customer mix added $9.2 million in higher revenues between the two periods.

     The No. 9 Tandem outage in the second quarter of 1994 caused lower shipments of TMP through the first six months of 1994 of 74.8 thousand tons compared to the first six months of 1993. This reduction in volume caused a $47.6 million decline in revenues between the two periods.



     Generally higher TMP selling prices for the first six months of 1994 compared to the same period last year contributed $2.0 million in higher revenues offset by $0.1 million of changes in customer mix between the two periods.



     The Company's continued application of its strategic program has lowered its operating costs by providing greater production yields and generally improved performance at several operating units, including its blast furnaces, continuous caster, hot mill and sheet mill operations. Several of these units have achieved production records since completion of the capital program. The cost reduction and capital improvement programs have more than offset higher energy, labor, and retiree healthcare costs. The result has been a steady improvement in operating performance. While changes in product mix and volume have contributed to a $16 reduction in operating costs in the first half of 1994 compared to the first half of last year, the reduction also reflects the Company's improvement in operating performance. Such lower operating costs did not benefit from the effect of the gain recognized from the No. 9 Tandem rebuild, and were unfavorably affected by the incremental costs caused by the outage and other one time miscellaneous second quarter adjustments.



                                                               SIX MONTHS ENDED JUNE 30,
                                                               ---------------------
            (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)          1994         1993
                                                               --------     --------
        Operating costs.....................................   $641,230     $618,174
        Restructuring charge................................         --       17,340
                                                               --------     --------
                                                                641,230      600,834
        Shipments in tons...................................   1,358,400    1,232,000
                                                               --------     --------
        Operating Costs per ton before restructuring
          charge............................................   $    472     $    488



     In its continuing efforts to improve profit margins and operating efficiency, the Company has focused its attention on improving the performance of its finishing operations, specifically that of its tin mill. However, the damage to the No. 9 Tandem has temporarily interrupted these efforts. Under the Company's accelerated repair schedule, nearly all structural repairs to the No. 9 Tandem have been completed. Start-up of the rebuilt facility is scheduled for mid-October 1994, and full production is expected to resume during the fourth quarter.



     The Company's financing costs remained relatively high in the first half of 1994 and comparable to those experienced in the first half of 1993 due to the costs associated with the Company's public sale of $140 million of 11 1/2%
Notes in the first quarter of 1993, the proceeds of which were used to reduce certain indebtedness.



     The Company recognized a deferred income tax provision of $10.1 million in the first half of 1994 offset by a benefit of $5.0 million to adjust its deferred tax asset valuation reserve.


1993 COMPARED TO 1992

     Revenues in 1993 of $1,201 million for all products combined were considerably higher than in 1992 and reached their highest level over the last four years. Total revenues in 1993 increased by $122.4 million, or 11.3%, from 1992. Higher shipment levels, specifically for the Company's sheet products, contributed $139.2 million in additional revenues in 1993. However, combined average selling prices in the first half of 1993 followed a downward trend that began in 1991; and although the effect of price increases announced earlier in 1993 on sheet products began to enhance revenues in the third quarter of 1993, combined average selling prices for the full year ended below the average for 1992. Lower average selling prices, combined with a slight change in product mix, reduced revenues by $16.8 million compared to 1992.

     A record 1,536 thousand tons of sheet products were shipped to trade customers in 1993, reflecting a dramatic increase of 324 thousand tons, or nearly 27%, compared to 1992. The demand for the Company's hot rolled and coated products was particularly strong in 1993. Shipments of hot rolled products increased 56% from 1992 levels and, together with an 18% shipping volume increase for coated products, primarily galvanized, contributed $134.2 million in higher revenues. Average selling prices for sheet products improved throughout the year, adding $6.0 million to revenues in 1993. The higher shipment volumes and selling prices, combined with a slight change in product mix which decreased revenues by $2.0 million, resulted in a net increase in revenues on sheet products of $138.2 million for 1993 over 1992.

     Revenues from the sale of TMP decreased by $15.8 million in 1993 compared to 1992. Although slightly higher volumes and a small change in product mix accounted for a $5.5 million increase, average selling prices that were lower than in 1992 on most TMP decreased revenues by $21.3 million.

     Cost of sales in 1993 as a percentage of net sales was 92.0% compared to 93.6% for 1992 and reflected an improvement of $25 per ton in direct production costs. Without giving effect to additional noncash charges stemming from a change in 1993 in the Company's method of accounting for retiree healthcare, direct production costs were $33 per ton less than they were in 1992.

                                                                 YEAR ENDED DECEMBER 31,
                                                                -------------------------
           (DOLLARS IN THOUSANDS, EXCEPT PER TON DATA)             1993           1992
                                                                ----------     ----------
    Cost of sales.............................................  $1,105,558     $1,010,022
    Additional noncash retiree healthcare charges.............     (18,067)            --
                                                                ----------     ----------
                                                                $1,087,491     $1,010,022
    Shipments in tons.........................................   2,430,600      2,102,400
    Cost of sales per ton.....................................  $      447     $      480

     The improvement in 1993 over the prior year was attributable primarily to greater production yields and improved operating performance. Several operating units throughout the Company's mill achieved production records during 1993, including its blast furnaces, continuous caster, hot mill and sheet mill operations. The Company's continuous caster and hot strip mill, whose refurbishments were completed in 1992, performed with minimal disruption, compared to 1992 when outages resulted in the loss of twelve operating days and 1991 when such outages totalled fifty-two operating days. An unscheduled two-day outage of the tin mill in 1993 was the only significant disruption to operations during the year. Operating yields as measured from liquid steel through finished production improved in 1993 compared to performance levels in 1992. Additional savings are anticipated as the Company continues to implement its cost reduction programs. See "Business--Business Strategy."

     Depreciation expense increased $10.5 million to $49.1 million in 1993 from $38.6 million in 1992. This change reflected an increase in the Company's depreciable asset base, as well as higher production levels experienced in 1993. The Company's accounting policy recognizes depreciation on production equipment primarily as a function of both production volume and the age of the equipment.

     Interest expense increased $11.9 million to $52.8 million in 1993 from $40.9 million in 1992, principally due to higher interest rates on long term debt and lower amounts of capitalized interest. Capitalized interest declined to $0.8 million in 1993 from $6.1 million in 1992 following the substantial completion of the Company's capital improvement program.

     In the first quarter of 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions;" SFAS No. 112, "Employers' Accounting for Postemployment Benefits;" and SFAS No. 109, "Accounting for Income Taxes," all of which had a material effect on the Company's earnings and net worth.

     The change in accounting under SFAS No. 106 required the Company to recognize a pretax charge of $304 million to account for the prior service cost of retiree healthcare and life insurance benefits as well as an additional ongoing noncash expense which amounted to $18.0 million in 1993. The Company also recorded a pretax charge of $4.0 million related to the implementation of SFAS No. 112 and a net income tax benefit of $128.2 million, of which $115.5 million related to the adoption of SFAS No. 106, representing the cumulative effect of the accounting change for income taxes in accordance with SFAS No. 109.

     In addition to the effect of the accounting changes, the Company also recognized a pretax restructuring charge of $17.3 million to account for costs associated with an enhanced early retirement package, which is part of the Company's ongoing cost reduction program. The effect of manpower reductions on the Company's results of operations are more fully described in "Business
- --Business Strategy--Productivity Improvements and Cost Reduction Initiatives."

     An extraordinary charge of $6.5 million on an after tax basis was also recognized by the Company in the first quarter of 1993 related to costs associated with the prepayment of bank and institutional debt which was refinanced in conjunction with the Company's first quarter sale of $140 million of its 11 1/2% Notes.

     The income tax benefit recognized in 1993 reflected principally the net realizable value of additional net operating losses generated during 1993 and net deferred tax asset carrying value adjustments related primarily to a change in the federal statutory rate. The income tax benefit in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable federal income tax adjustments.

1992 COMPARED TO 1991

     Shipment levels for TMP and sheet products combined, which increased during 1992 compared to 1991, generated $78.4 million in higher revenues. However, selling prices in 1992 that generally continued their downward trend from 1991 caused net revenues to decline by $35.7 million which combined with a slight favorable change in product mix of $0.3 million, resulted in a net increase in revenues in 1992 of $42.4 million, or 4.1%.

     The volume of sheet product shipments increased by 129,000 tons, or 12.0%, in 1992 compared to 1991 primarily on the strength of demand for coated products and, in particular, galvanized sheet products. Shipments of galvanized products increased 30.0% from 1991 levels and, together with a 2.0% shipping volume increase for other sheet products, including secondaries, contributed $67.6 million in higher revenues. However, selling prices for sheet products that were generally lower than in 1991 offset $30.7 million of the volume increase achieved in 1992. In particular, selling prices for cold rolled and galvanized sheet products on average were approximately 6.0% and 8.0% lower, respectively, in 1992 than in 1991.

     Revenues from the sale of the Company's TMP increased $5.5 million in 1992 compared to 1991. This comparison includes secondaries (products not meeting prime specifications) which alone accounted for a $22.8 million increase on higher volume. Selling prices that were off slightly from 1991 on prime TMP and an 8.0% decline in shipments of WEIRCHROME were the principal factors offsetting the increase in revenues on secondary products.

     Cost of sales in 1992 as a percentage of net sales was 93.6% compared to 98.4% for 1991. The improvement over 1991 was attributable primarily to an increase in certain production yields as operations with the newly refurbished continuous caster and hot strip mill stabilized and outages were reduced. A scheduled eleven-day hot strip mill outage in May 1992 and a one-day outage in August 1992 resulted in the loss of twelve operating days in 1992, compared to outages which totaled fifty-two operating days in 1991. Operating yields as measured from hot metal production through slab production improved in 1992 compared to performance levels in 1991. The start-up of the Company's rebuilt and enhanced multi-strand continuous caster in the last quarter of 1990 allowed for operations in the Company's blooming mill to be suspended in the first quarter of 1991, making the Company a 100% continuous cast producer.

     Depreciation expense increased $4.3 million to $38.6 million in 1992 from $34.3 million in 1991. This change reflected an increase in the Company's depreciable asset base, although the increase was partially offset by the adoption of an accounting change effective January 1, 1992. The depreciation method of accounting for the Company's steelmaking facilities was changed from the straight-line method to a production-variable method. The new method adjusts straight-line depreciation to reflect actual production levels and resulted in a decrease in depreciation expense of $4.7 million for 1992. The cumulative effect on prior years, which was required to be recognized in the first fiscal quarter affected by the accounting change, reduced the net loss for 1992 by $4.4 million.

     Interest expense increased $8.1 million to $40.9 million in 1992 from $32.8 million in 1991, principally due to lower amounts of capitalized interest. Capitalized interest declined to $6.1 million in 1992 from $12.8 million in 1991 following the substantial completion of the Company's capital improvement program. In addition, certain borrowings that were incurred primarily during the second quarter of 1991 under the Company's prior credit facilities and used to finance a portion of the capital improvement program remained outstanding throughout 1992.

     The income tax benefit of $4.8 million recognized in 1992 resulted from a $2.9 million recovery of state income taxes paid in prior years and $1.8 million of net recoverable federal income tax adjustments. The $4.0 million income tax benefit in 1991 was derived from a recovery of federal income taxes paid prior to 1991 through utilization of alternative minimum tax net operating loss carrybacks.

LIQUIDITY AND CAPITAL RESOURCES


     The Company's cash and equivalents of $172.2 million at June 30, 1994, was considerably higher than the $89.0 million on hand at December 31, 1993 and the $61.2 million at December 31, 1992. This increase was attributable primarily to improved operating results, exclusive of noncash charges, a reduction in inventories and the receipt of advances from the Company's insurance carrier related to the No. 9 Tandem. A lower level of spending on capital items during the first half of 1994 and the full year 1993, compared to 1992, also enhanced the Company's cash position. Net financing activities over this same period showed a net use of cash primarily resulting from the Company's first quarter of 1993 refinancing of certain obligations through the use of cash on hand and the net proceeds from the public offering of $140 million of its 11 1/2% Notes.



     The net proceeds from the 11 1/2% Notes offering of approximately $135.6 million, together with available cash were applied toward the repayment of the Company's bank borrowings and its 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby removing the restrictive financial maintenance covenants associated with those instruments. Although the 11 1/2% Indenture does not contain restrictive financial maintenance covenants, it does contain other covenants that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens, and sales of certain assets.



     The application of a portion of the 11 1/2% Notes offering proceeds toward the repayment of all of its bank borrowings resulted in the repayment of certain term loans, a revolving credit facility and a letter of credit subfacility. To provide a replacement facility for future working capital needs and letters of credit, in August 1993, the Company initiated, through a new subsidiary, Weirton Receivables, Inc., a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to the subsidiary. The subsidiary is expected to finance its ongoing receivable purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable stock and cash proceeds derived from selling interests in the receivables to the participating banks from time to time. As of June 30, 1994, and December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such dates. Based upon the Company's available cash on hand at June 30, 1994 and the amount of cash it anticipates will be provided from operating activities in the near term, the Company has no immediate cash requirements. As such, it does not expect the subsidiary to sell participation interests to the banks in the near term. At June 30, 1994 and December 31, 1993, after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $76.0 million and $64.6 million, respectively. During the period that began with the facility's implementation through June 30, 1994, the base amount available for cash sales ranged from $64.3 million to $81.9 million. In addition, the Company does not have any scheduled cash requirements related to its long term debt until 1998 when its 11 1/2% Notes become due. On August 5, 1994, the Company, the subsidiary and the participating banks agreed to extend the receivables participation agreement for an additional year through August 24, 1997.



     The Company has gross deferred tax assets which total $184.1 million at June 30, 1994, and represent net operating loss carryforwards and other tax credits and net deductible temporary differences, all of which can be used to reduce the Company's cash requirements for the payment of future federal regular income tax. The Company may be subject to cash requirements under federal alternative minimum tax.


     The Company also expects its liquidity to improve as a direct result of its capital improvement program and through the implementation of its current business strategy. See "Business-- Business Strategy."


     The Company's capitalization includes three main elements: long term debt obligations, redeemable stock and stockholders' equity. The table below shows the changes in the Company's capitalization from January 1, 1991 through June 30, 1994.



                                                          JUNE 30,      % OF      JAN. 1,     % OF
                 (DOLLARS IN MILLIONS)                      1994        TOTAL      1991       TOTAL
                                                          ---------     -----     -------     -----
Long term debt obligations, including current portion...   $ 495.3        90%     $ 398.9       55%
Redeemable stock........................................      38.0         7          3.9        1
Stockholders' equity....................................      18.6         3        316.5       44
                                                          ---------     -----     -------     -----
                                                           $ 551.9       100%     $ 719.3      100%



     The significant decline in the Company's stockholders' equity from January 1, 1991 through June 30, 1994 resulted from its net losses over this period of $314.3 million (which include a pretax restructuring charge of $17.3 million and an after tax extraordinary charge of $6.5 million, both of which were recognized in 1993) and the net after tax effect of required changes in certain accounting principles primarily related to retiree healthcare and income taxes that reduced stockholders' equity by $175.4 million. See "--Results of Operations" and "Risk Factors--Factors Relating to the Company--Recent Losses."


INVESTMENT IN FACILITIES

     In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million, primarily to upgrade its steelmaking and hot rolling facilities. See "Business--Capital Improvement Program." This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make clean steel, rebuilding its multi-strand continuous caster, and upgrading its hot strip rolling mill to be one of the most modern hot mills in the world. These improvements have enabled the Company to continuously cast 100% of its steel requirements versus 62% in prior years (and an average of approximately 85% for the industry as a whole) and have increased the Company's yield from raw steel to finished production. As a result of its modernization efforts, the Company has improved its product quality and mix, enhanced its ability to broaden its customer base, and reduced its average cost per ton of steel shipped.


     Following the completion of the capital improvement program, capital spending was reduced to $14.4 million in 1993. Spending for capital improvements in the first half of 1994 totalled $7.3 million, with anticipated spending for the remainder of the year estimated to be approximately $34.0 million (excluding any additional expenditures the Company considers appropriate associated with rebuilding the No. 9 Tandem) primarily for its finishing operations. At present, cash provided from operating activities, together with cash on hand, is expected to be sufficient to fund this capital budget and meet any near term working capital requirements. To the extent that near term operating activities do not generate an adequate amount of cash, the Company expects that any cash shortfall would be financed from its receivables participation facility.


     The Company does not anticipate the recent damage to its No. 9 Tandem will adversely affect its short term or long term liquidity. See "Risk
Factors--Factors Relating to the Company--Recent Major Damage to Facility."

                                    BUSINESS
INTRODUCTION

     The Company is a major integrated producer of flat rolled carbon steel which has been in the steelmaking and finishing business for more than 80 years. The Company focuses on higher value-added products with demanding specifications, such as TMP and coated sheet. TMP are sold primarily to manufacturing and packaging companies for use as food, beverage and general line cans and coated sheet is sold primarily to the construction industry for use in a broad variety of building products. For the year 1993, these value-added product lines accounted for approximately 70.0% of the Company's revenues and 63.0% of its shipments. The remainder of the Company's revenues are derived from the sale of hot and cold rolled sheet, which is used for machinery, construction products and other durable goods. The Company believes that its percentage of value-added products to total production is among the highest of integrated steel producers in the United States and provides it with a competitive advantage against both domestic producers and foreign commodity imports.

     The Company's strategic objective is to be a leading domestic producer of high value-added flat rolled carbon steel products concentrating on those products with demanding specifications and precise tolerances. The Company believes that it is well positioned to achieve this objective through its strategic business program that builds on the achievements of its capital improvement program completed in 1992.

CAPITAL IMPROVEMENT PROGRAM


     In order to modernize operations, the Company embarked in 1988 on an extensive capital improvement program, spending in excess of $550 million primarily to upgrade its steelmaking and hot rolling facilities. This program, substantially completed in 1992, included, among other things, enhancing the Company's capacity to make "clean" steel (steel with fewer impurities), rebuilding its multi-strand continuous caster and upgrading its hot strip rolling mill to be one of the most modern hot mills in the world. These improvements have enabled the Company to continuously cast 100% of its raw steel production, versus 62.0% in prior years (and an average of approximately 85.0% for the industry as a whole), and to increase its yield from raw steel to finished production from 72.0% in 1989 to 81.7% in the second quarter of 1994. As a result of its modernization efforts, the Company has improved its product quality and mix, broadened its customer base and reduced its average cost per ton of steel shipped. The Company spent an additional $14 million on capital improvements in 1993 and anticipates spending approximately $41.0 million in 1994 (excluding any additional expenditures the Company considers appropriate associated with rebuilding the No. 9 Tandem), primarily for its finishing operations.


     The following table shows the total amounts expended by the Company (including those capitalized) under the capital improvement program by area of operations:

(DOLLARS IN MILLIONS)
                     PROJECT                         TOTAL    1992    1991    1990    1989    1988
- --------------------------------------------------   -----    ----    ----    ----    ----    ----
Primary iron and steelmaking......................   $ 54     $ 7     $ 16    $ 11    $  7    $13
Continuous caster rebuild.........................     64      --        3      26      34      1
Hot strip mill....................................    326      34       80     129      49     34
Finishing operations and product development......     19       2       12       2      --      3
Environmental and safety..........................     42       1        1       7      10     23
General operating services and miscellaneous......     71       6       13      19      18     15
                                                     -----    ----    ----    ----    ----    ----
                                                     $576     $50     $125    $194    $118    $89

     See "--Steelmaking Process" and "--Properties and Facilities" for additional descriptions of specific capital improvement program projects and improvements.

BUSINESS STRATEGY

     The Company's strategic objective is to be a leading producer of high value-added flat rolled carbon steel products. With the completion of the capital improvement program, the Company's strategy is to: (i) increase revenues and margins through the development and marketing of higher value-added products and services; (ii) achieve productivity improvements and significant reductions in conversion costs through advanced steelmaking and rolling technology and savings in manpower and production processes; and (iii) reduce financial leverage and restore the Company's equity base.

PRODUCT AND SERVICE EXPANSION

     The Company's strategy emphasizes the production and shipment of higher value-added products, including expanding and developing markets for those products. For the year 1993, the Company's product mix by prime tons of high value-added products (TMP, galvanized and other coated sheet) was 63% compared to an average (weighted by tons) of approximately 32% among the Company's integrated competitors, and its mix of low and medium value-added products (hot rolled and cold rolled) was 37% compared to such competitors' average of approximately 68%. Higher value-added products generally have allowed the Company to realize higher margins.

     The Company's marketing initiatives are designed to utilize the production advantages brought about by its capital improvement program. Prior to the program, the Company was limited to supplying coils with a maximum weight of 650 pounds per inch of width ("PIW"). The Company's enhanced casting and hot rolling facilities can now produce 1,000 pound PIW coils, a size preferred by many customers to promote their manufacturing efficiency. The Company's computer controlled, state-of-the-art hot rolling facilities also enable it to meet exacting tolerances for gauge and precise crown control on its products. Prior to the capital improvement program, the Company's limitations on gauge ran from .072" to .200", without crown control. The Company's hot rolling facilities can now deliver gauges as light as .054" and as heavy as .750", which the Company believes to be the widest range of gauges available within the industry. Crown control as low as .001" can also now be consistently achieved. The Company estimates that these enhanced production capabilities allow it to serve a potential sheet market of approximately 35 million tons annually, or more than three times the size of its previous potential market.

     The Company constantly seeks to open up new markets for its high quality products. Recently, the Company has begun to market high carbon, high strength low alloy steels and heavy gauge coil plate primarily for the pipe and tube and construction businesses. The Company also has intensified marketing efforts for its proprietary Galfan coated product, WEIRKOTE PLUS, in construction and highway applications, such as roofing, framing, doors and signage, where formability and paintability are important considerations in addition to superior anti-corrosive properties.

     The Company has utilized the research and development expertise of its well-known WEIRTEC facility to improve Weirton's product lines and expand their markets. WEIRTEC has pioneered new uses for Weirton's light gauge products in the technology of thin-walled food and beverage containers and lids and provides on-going efforts to the Company and its customers in developing alternative uses for coated sheet products. WEIRTEC has played a central role in reducing steel beverage can weights by more than 30% since 1980 and is continuing its efforts to achieve additional can weight reductions. These developments, together with the Company's leading efforts in promoting can recycling and consumer awareness, have helped to improve the competitive position of steel food, general packaging and beverage cans. However, to date, the Company's efforts to promote the use of steel beverage cans have not resulted in increased demand for steel cans, primarily due to lower raw material costs for beverage cans made of aluminum.

     Recently, the Company's marketing initiatives have extended to conversion services, including programs involving the tolling of stainless steel slabs of specialty steelmakers. The Company believes that development of these services could provide additional utilization of its enhanced hot rolling facilities.

PRODUCTIVITY IMPROVEMENTS AND COST REDUCTION INITIATIVES


     Yield Improvements and Manning Reductions. As a result of its capital improvement program, the Company has achieved significant operating efficiencies, including improving its overall yields from liquid steel to finished production. Prior to 1989, the Company's historic overall yields averaged 74.0%. Combined with changes in product mix, the Company has increased such yields to approximately 81.7% in the second quarter of 1994. The Company estimates that each full percentage point of improvement (based on the Company's standard cost assumptions) would result in operating cost reductions of approximately $4.7 million.



     Yield improvements combined with manpower reductions have significantly increased the Company's overall productivity. In 1989 the Company required approximately 2.5 employee hours to produce a ton of hot band and approximately
7.3 employee hours per ton of prime product shipped. For the second quarter of 1994, productivity gains had reduced these figures to approximately 1.8 employee hours per ton of hot band produced and 4.6 employee hours per ton of prime product shipped. The Company believes these productivity figures are superior to the domestic industry average for hot bands and for finished products, given the Company's greater proportion of highly processed products.


     As part of its business strategy, the Company is continuing to reduce its workforce over the next few years, primarily through retirement programs and attrition. At the commencement of its capital improvement program in 1989, the Company had approximately 7,900 employees, and at year-end 1993 it had approximately 6,000 employees representing a reduction of 24.0%. The Company's goal is to achieve additional workforce reductions by 1997 of about 15.0% from the 1993 year-end level.


     Other Operating and Cost Improvements. Improved blast furnace operating practices have allowed the Company to operate a two furnace configuration and to raise average hot metal production per furnace from 2,172 tons per day in 1989 (utilizing three furnaces) to 3,242 tons per day in 1993 (utilizing two furnaces). This has permitted the Company to maintain its required hot metal production while keeping a third furnace on standby, instead of requiring a fourth standby furnace as the Company had operated in prior years. At the same time, the Company has lowered its conversion costs by reducing its blast furnace coke consumption rates per ton of hot metal.



     The Company's renovated hot strip mill achieved average per turn operating rates of almost 3,500 tons of enhanced product in the second quarter of 1994 compared to rates approximating 3,000 tons per turn prior to the capital improvement program. Moreover, through improved production scheduling, average operating delays for the hot mill have been reduced by more than 20.0% from 1988 levels.


     The capital improvement program, as well as other cost containment measures, have strengthened the Company's competitive position in the domestic market place. Among North American steel producers, the Company believes its operating cost per ton of hot band is below the industry average. Moreover, the Company has reduced its cost of sales per net ton of product shipped from $505 in 1990 (the first full year of a new labor contract) to $455 in 1993. While changes in product mix and volume have played a part in this achievement, the Company believes the capital improvement program was the major contributor to the improvement. These factors, together with improved pricing for its products, have positioned the Company to further enhance its operating results.

     The Company is seeking additional savings primarily through lower energy consumption and costs and supply costs, including more efficient repair and maintenance procedures, combined with improved yields and productivity. Specific efforts have been initiated to evaluate alternative energy supplies, improve individual unit yields and reduce spending on consumables. Based on more efficient production techniques and improved performance from operating units, the Company also believes that there are substantial opportunities to further reduce its inventories.

     The Company has initiated programs to contain inflationary cost increases in healthcare benefits, and in some cases to reduce costs while improving coverage, through new collective bargaining agreements effective through 1996. The Company believes its new labor agreements are among the most competitively structured in the domestic industry.

     Customer Service and Information Management Improvements. The Company believes its sales efforts will be strengthened by an improved customer service program. The Company continues to simplify its management organization to provide increased responsiveness to customer needs. The Company's total quality management practices have been extended to cover service functions as well as production. New information systems have assisted the Company in identifying order status so that customers can be kept informed regarding production, shipment and delivery schedules. Finally, relations with customers are being enhanced by providing them access to the problem solving resources of the Company's WEIRTEC facility.

     The Company has introduced a computer-controlled integrated management information system, IMIS, which provides Company-wide order and inventory related information. The Company contemplates linking this system with logistics and integrated scheduling (L&IS), a state-of-the-art computer system, which it expects to utilize by late 1995 or early 1996 for integrated production scheduling throughout the mill.

REDUCING FINANCIAL LEVERAGE AND RESTORING THE COMPANY'S EQUITY BASE


     Since 1989, the Company's stockholders' equity has been substantially reduced by losses, restructuring and other charges and the effects of changes in certain accounting practices. See "Risk Factors--Factors Relating to the Company--Recent Losses" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Results of Operations." The Company's initial financial strategy, in order to gain financial flexibility, was to replace its variable interest rate debt and other instruments having financial maintenance covenants with fixed rate obligations having lesser restrictions. This was accomplished in 1993. See Note 6 to the Consolidated Financial Statements. To further accomplish its strategic financial goals, management is seeking to reduce the Company's high leverage and financing costs and to rebuild stockholders' equity. The Offerings of Common Stock, together with contemplated sales of Common Stock to employees over the next five years, will assist the Company in accomplishing that goal. See "Capitalization."


PRINCIPAL PRODUCTS AND MARKETS

     The Company is a major integrated producer of flat rolled carbon steels with principal product lines consisting of TMP and sheet products. The Company offers a full range of sheet products that include hot and cold rolled sheet steel up to 48" wide and both hot-dipped and electrolytic galvanized products. TMP includes tin plate, chrome coated and black plate. Historically, the Company's products have emphasized the narrow to medium widths reflective of its rolling and finishing equipment and covered a broad range of gauges, finishes and performance specifications. Such ranges have been enhanced by the Company's capital improvement program. See "--Capital Improvement Program."

     The Company's sales of TMP and sheet products as a percentage of its total revenues and the comparative percentages of tons shipped for each year in the period 1989 through 1993 are shown in the following tables.

    (Percentage of revenues)                      1993     1992     1991     1990     1989
                                                  ----     ----     ----     ----     ----
    Tin mill products..........................    46 %     52 %     54 %     47 %     42 %
    Sheet products.............................    54       48       46       53       58
                                                  ----     ----     ----     ----     ----
                                                  100 %    100 %    100 %    100 %    100 %
                                                  =====    =====    =====    =====    =====
    (Percentage of tons shipped)
    Tin mill products..........................    37 %     42 %     44 %     40 %     36 %
    Sheet products.............................    63       58       56       60       64
                                                  ----     ----     ----     ----     ----
                                                  100 %    100 %    100 %    100 %    100 %
                                                  =====    =====    =====    =====    =====

- ---------

The above tables include "secondary" products, principally those not meeting prime specifications. Semi-finished products have been included in sheet products.

     The following table shows the percentage of total net tons of steel products shipped for each year in the period 1989 through 1993 by the Company to each of its principal markets.

                                                  1993     1992     1991     1990     1989
                                                  ----     ----     ----     ----     ----
    Food and beverage..........................    37 %     41 %     44 %     42 %     40 %
    Service centers............................    30       24       21       20       20
    Pipe and tube..............................    12       11        9       10       10
    Construction...............................     9        8        7        8        9
    Consumer durables..........................     4        6        8        4        5
    Other......................................     8       10       11       16       16
                                                  ----     ----     ----     ----     ----
                                                  100 %    100 %    100 %    100 %    100 %
                                                  =====    =====    =====    =====    =====

     A substantial portion of the Company's revenues are derived from long-time, steady customers, although the Company actively seeks new customers and constantly seeks new markets for its products. A substantial share of the Company's TMP and sheet products are shipped to customers located in the eastern portion of the United States. The Company's products are sold through salaried Company representatives who operate from 12 district sales offices. Sales orders taken in the field are subject to home office approval.

     Trade orders on hand for the Company's products at December 31, 1993, 1992, and 1991 amounted to approximately 449 thousand tons, 308 thousand tons, and 307 thousand tons, respectively. Substantially all orders on hand at any time are expected to be filled within a twelve month period. Since the Company produces steel in response to orders primarily of established grades and specifications, resulting in short order processing time and relatively rapid inventory turnover, it does not believe that order backlog is a material aspect of its business.

     Tin Mill Products. The Company has enjoyed substantial market share and a widely held reputation as a high quality producer of TMP. TMP comprise a wide variety of light gauge coated steels. Tin plate and black plate products are sold under the Company name and under such trademarks as WEIRITE and WEIRLITE. In addition to tin plate and black plate, the Company produces electrolytic chromium coated steel (also known as "tin free" steel) under the trademark WEIRCHROME.


     Based upon the Company's share of the domestic market for TMP, which has remained relatively constant in recent years, the Company believes it is one of the largest domestic producers of TMP. In 1993, the Company accounted for approximately 22.0% of the TMP market, a slight decrease from the 23.0% market share it held in 1992. (For 1994, the Company expects that its share of the TMP market will decline as a result of the No. 9 Tandem outage. See "Risk Factors--

Factors Relating to the Company--Recent Major Damage to Facility.") TMP shipments on an industry-wide basis have remained relatively steady over the same period even as aluminum, plastic, composites and other materials competed for potential growth in some applications. The TMP market is now primarily directed at food, beverage, and general line cans. The majority of the Company's TMP sales have been to can manufacturing and packaging companies, a substantial amount of whose annual requirements are established in advance. The TMP market is characterized by a relatively low number of manufacturers. During 1993, shipments to ten major can manufacturers accounted for approximately 90.0% of the Company's TMP sales and its five largest TMP customers accounted for approximately 29.6% of total revenues. One customer, Crown Cork & Seal Company, a major can manufacturer, accounted for approximately 11.0% of total revenues. The balance of the TMP output is sold to other can manufacturers, manufacturers of caps and closures and specialty products ranging from film cartridges, lighting fixtures and battery jackets to cookie sheets and curtain rods. As a result of predictable sales patterns for TMP, the Company is able to gauge in advance a significant portion of its production requirements which allows the Company to operate its production facilities more efficiently and adjust its marketing and production efforts for other products.

     The following table, based on AISI information, shows the Company's historical share of the domestic TMP market.

                               TIN MILL PRODUCTS
                            HISTORICAL MARKET SHARE

             (IN THOUSANDS OF TONS)            1993      1992      1991      1990      1989
                                               -----     -----     -----     -----     -----
    TMP industry shipments(1)...............   4,123     3,927     4,040     4,032     4,116
    Company shipments(1)....................     895       890       857       874       894
    Company market share....................     22%       23%       21%       22%       22%

- ---------

(1) Includes secondaries.

     Steelmaking and hot rolling improvements derived from the Company's capital improvement program have allowed for the production of sufficient quantities of clean steel to fill anticipated TMP orders for the near term. Expansion of annealing and tempering capacity, however, would be necessary before large TMP production increases could be effected. The Company's facilities and expertise also allow it to produce the lightest gauges of tin plate, enhancing the manufacturing efficiencies of the Company's customers and promoting the use of its steel in advanced steelmaking and rolling technology products such as thin-walled containers.

     A 1.1 million square foot finished products warehouse with storage and staging areas for TMP has been located near the Company's mill to facilitate "just in time" production and delivery to a number of the Company's customers who are located in adjoining or nearby manufacturing facilities. Steel coils, when needed by customers' operations, are moved from the adjoining central storage areas and loaded directly on to their production lines. This arrangement provides significant savings for the Company and its customers.

     Sheet Products. Hot rolled products are sold directly from the hot strip mill as "hot bands," or are further processed using hydrochloric acid to remove surface scale and are sold as "hot rolled pickled." Hot rolled sheet is used for unexposed parts in machinery, construction products and other durable goods. Most of the Company's sales of hot rolled have been to pipe and tube manufacturers and converters and, to a lesser extent, steel service centers. In 1993, the Company sold 658 thousand tons of hot rolled sheet, which accounted for 17.8% of its total revenues.

     Cold rolled sheet, which requires further processing consisting of additional rolling, annealing and tempering to enhance ductility and surface characteristics, is used in the construction, steel service center, commercial equipment and container markets, primarily for exposed parts where appearance and surface quality are important considerations. In 1993, the Company sold 169 thousand tons of cold rolled sheet, which accounted for 6.6% of its total revenues. The Company's sales of cold rolled products in recent years have been constrained by limitations in available cold rolling capacity not committed for higher value-added products and by some customer migration to higher surface quality hot rolled products.

     Galvanized (hot-dipped and electrolytic sheet), which is coated primarily with zinc compounds to provide extended anti-corrosive properties, is sold to the electrical, construction, automotive, container, appliance and steel service center markets. In 1993, the Company sold 642 thousand tons of galvanized products, which accounted for 28.7% of total revenues.

     Generally, the Company's more highly processed sheet products provide higher profit margins.

     The following table, based on AISI information, shows the Company's historical share of the domestic sheet products market.

                                 SHEET PRODUCTS
                            HISTORICAL MARKET SHARE

          (IN THOUSANDS OF TONS)          1993       1992       1991       1990       1989
                                         ------     ------     ------     ------     ------
    Industry shipments................   41,616     38,099     35,590     38,039     39,581
    Company shipments(1)..............    1,536      1,206      1,082      1,285      1,480
    Company market share..............      3.7%       3.2%       3.0%       3.4%       3.7%

- ---------

(1) Includes secondaries, but excludes hot metal produced for sale.


      While the Company does not consider its presence in the overall sheet market to be significant, the Company has concentrated on offering more highly processed products and developed greater production capacity to provide the larger coils favored by most of its customers. The Company's goals for development of its sheet business are focused on increasing its percentage of coated products, such as galvanized products, while capitalizing on developing specialty markets such as construction where the Company believes that its enhanced galvanized product, Galfan, has potential in a number of applications including roofing and framing. As part of its sheet marketing strategy, the Company also is making efforts to enhance high quality end use of its products marketed through steel service centers, as well as developing the hot rolled products for heavier gauge and higher carbon applications for all markets.

STEELMAKING PROCESS

     In primary steelmaking, iron ore pellets, iron ore, coke, limestone and other raw materials are consumed in blast furnaces to produce molten iron or "hot metal." The Company then converts the hot metal into raw or liquid steel through its basic oxygen furnaces where impurities are removed, recyclable scrap is added and metallurgy for end use is determined on a batch by batch basis. The Company's basic oxygen process shop ("BOP") is one of the largest in North America, employing two vessels, each with a steelmaking capacity of 360 tons per heat. Liquid steel from the BOP is then formed into slabs through the process of continuous casting. The Company operates a multi-strand continuous caster, rebuilt in 1990, which allows the Company to cast 100% of the steel it produces. The slabs are then reheated, reduced and finished by extensive rolling, shaping, tempering and, in many cases, by the application of plating or coating. Finished products are normally shipped to customers in the form of coils. The Company believes that its hot rolling mill, with two walking beam reheat furnaces, reversing rougher and millstand drive and control improvements, represents a world-class facility that greatly enhances the Company's competitive capabilities. In addition, the Company has linked its steelmaking and rolling equipment with computer-control systems and is in the process of installing an integrated manufacturing control system to coordinate production and sales activities.

     The following chart shows the configuration of the Company's major production facilities:

         [ADD FLOWCHART that shows the processes from raw materials to finished products produced by the Company]

PRODUCTION AND SHIPMENTS

     The following table sets forth annual production capacity, utilization rates and shipment information for the Company and the domestic steel industry (as reported by the AISI) for the periods shown below.


                                                          PRODUCTION AND SHIPMENTS
                                        ------------------------------------------------------------
                                          SIX MONTHS
                                        ENDED JUNE 30,              YEAR ENDED DECEMBER 31,
                                        --------------     -----------------------------------------
(IN MILLIONS OF TONS)
                                        1994     1993      1993     1992     1991     1990     1989
                                        ----     -----     -----    -----    -----    -----    -----
Company
  Raw steel production...............   1.4        1.4       2.7      2.5      2.3      2.7      2.9
  Capacity...........................   1.5(1)     1.5(1)    3.0(1)   3.0(1)   3.4      3.4      3.4
  Utilization........................    90%        90%       91%      83%      68%      79%      85%
  Shipments..........................   1.4        1.2       2.4      2.1      1.9      2.2      2.5
  Shipments as a percent of
     industry total..................   3.0%(2)    2.7%      2.7%     2.6%     2.4%     2.6%     3.0%
Industry
  Raw steel production...............  48.4       48.4      97.9     92.9     87.9     98.9     97.9
  Capacity...........................  45.2       54.9     109.9    113.1    117.6    116.7    115.9
  Utilization........................    90%        89%       89%      82%      75%      85%      85%
  Shipments..........................  45.4(2)    44.3      89.0     82.2     78.9     84.9     84.1

- ---------

(1) Reduction from prior years reflects the discontinuation of ingot teeming and reduction operations.

(2) Projection based on data as of March 31, 1994, the latest available from the AISI.

     In 1991, after three years of close to 100 million tons of raw steel production per year, the domestic steel industry's raw steel production fell to
87.9 million tons and shipments declined to 78.9 million tons. However, starting with December 1991 and continuing through 1993, the steel industry experienced an increase in both production and shipments. Steel production for 1993 was up approximately 6.5% to 97.9 million tons compared to 1992, while shipments increased by approximately 8.1% to 89.0 million tons. Similarly, capacity utilization which had dropped to 74.0% in 1991 rebounded to 89.1% in 1993.

     During 1991 and 1992 in particular, the Company's production, and consequently its ability to sell steel products, was constrained by facilities outages stemming from the Company's capital improvement program. See "--Capital Improvement Program" for a more complete discussion of the Company's capital improvement program. Although these factors for the most part affected the Company's primary steelmaking and first stage finishing facilities, other operations were also affected. In many instances, with the cooperation of its customers, the Company limited orders it would accept for finished products, rather than take orders it could not fill.

     The Company seeks to maximize the utilization of its production capacity. Until the Company began implementing its capital improvement program in 1989, historically it had exceeded the industry average in that regard. However, during 1990 and 1991, outages and complications from several installations adversely affected the Company's relative position in the industry at a time when the industry itself was operating at near recessionary levels. Facilities outages, both planned and unplanned, which interrupted operations during installation phases became less frequent throughout the break-in period for new equipment and, in 1993, were reduced to only one two-day unscheduled outage due to flood water damage.

RAW MATERIALS

     The Company purchases iron ore pellets, iron ore, coal, coke, zinc, chrome, limestone, scrap and other necessary raw material in the open market. Substantially all the Company's raw material needs are available through multiple sources where the primary concern is price and quality rather than availability of supply; however, the Company continues to explore potential new sources of raw materials.

     In October 1991, the Company entered into a contract with a subsidiary of Cleveland-Cliffs Inc ("Cliffs") to purchase a substantial part of the Company's standard and/or flux grade iron ore pellet requirements for a twelve year period which began in 1992. The contract provides for a minimum tonnage of pellets to be supplied based on the production capacity of the mining source during the contract periods, and for additional tonnages of pellets in specified circumstances. Purchase prices established under the contract formulas may vary depending on whether the Company's Series B Preferred Stock, acquired by Cliffs at the time the supply agreement was entered into, has been redeemed. See "Description of Capital Stock" and Note 10 to the Company's Financial Statements for a more complete discussion of the Series B Preferred Stock. The Company also has other contracts for iron ore pellets and iron ore through 1994.

     Unlike many of the other major integrated producers, the Company does not have its own coke making facilities. From time to time, the Company has considered rebuilding the former coke making facilities of its predecessor business; however, in view of the availability of metallurgical coke, its price and the emergence of alternative non-coking technologies for ironmaking, the Company does not believe an investment to rebuild those facilities is justified at this time. In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price for blast furnace coke determined each October prior to the delivery year, in each case subject to upper and lower limitations on price. The Company and other steelmakers are installing technology calculated to achieve some reduction in the consumption of coke in blast furnace operations. However, if coke making capacity available to the industry declines, future coke prices may be subject to significant increases.

     In 1990, the Company's continuous caster was rebuilt and placed back in service with enhanced capacity. Since that time, the rebuilt caster has achieved production levels which enable it to provide substantially all the Company's requirements for slabs. The increased capacity of the caster allowed the Company to close its ingot teeming and reduction operations in 1991. The Company's requirements for slabs have from time to time exceeded its caster's production ability and it has purchased, and may continue to purchase, slabs from other sources in order to meet the demand for its products and to maximize the overall production efficiency of its entire operations. In general, the Company does not expect to have undue difficulty in purchasing slabs as and when needed. However, in times of high capacity utilization, slabs of certain required specifications may not be available from other producers.

     The primary sources of energy used by the Company in its steel manufacturing process are natural gas, oil, coal and electricity. The Company generates a significant amount of electricity and steam for processing operations from a mixture of excess blast furnace gas and natural fuels. The Company continually attempts to conserve and reduce the consumption of energy in its steelmaking operations. A number of the Company's facilities have alternate fuel burning capability.

     In recent years, due to the increased availability and sources of natural gas, the Company has entered into natural gas purchase contracts with gas suppliers and transportation contracts with transmission companies in an effort to reduce prices paid for gas. A substantial increase in the Company's energy costs or a shortage in the availability of its sources could have an adverse effect on the Company.

     Management believes that the Company's long term raw materials contracts are at competitive terms over the course of a business cycle.

RESEARCH AND DEVELOPMENT

     The Company engages in research and development for the improvement of existing products, the development of new products and product applications and the discovery of more efficient operating techniques. During 1993, 1992 and 1991, respectively, the Company spent approximately $5.4 million, $4.7 million, and $5.3 million for Company-sponsored research and development activities. Expenditures for customer-sponsored research have not been material to the Company. The Company operates WEIRTEC, its research and development center specializing in the advancement of steel food and beverage packaging and steel manufacturing processes. WEIRTEC maintains research and prototype steel packaging manufacturing facilities and analytical laboratory facilities located in Weirton. The facilities are engaged in improving the Company's production and finishing processes for TMP and sheet products. In recent years, WEIRTEC has played a central role in the development of thin-wall, two piece beverage can technology and other products seeking to capitalize on the Company's production expertise, particularly in coated products. The Company believes that the facilities and the scientists, engineers and technicians at WEIRTEC enhance the Company's technical excellence, product quality and customer service.

     The Company owns a number of patents that relate to a wide variety of products and applications and steel manufacturing processes, has pending a number of patent applications, and has access to other technology through agreements with other companies. The Company believes that none of its patents or licenses, which expire from time to time, or any group of patents or licenses relating to a particular product or process, is of material importance in its overall business. The Company also owns a number of registered trademarks for its products which, unlike patents and licenses, do not expire when they are continued in use and are properly protected.

COMPETITION AND OTHER INDUSTRY FACTORS

     The domestic steel industry is a cyclical business with intense competition among producers. Manufacturers of products other than steel, including aluminum, plastics, cardboard, ceramics, wood, concrete and glass, have made substantial competitive inroads into traditional steel markets. During recessionary periods, the industry's high level of production capacity relative to demand levels has resulted in a lack of ability to achieve satisfactory selling prices across a broad range of products.

     Integrated steelmakers also face increased competition from mini-mills. Mini-mills are relatively efficient, low-cost producers that generally produce steel from scrap in electric furnaces, utilize new technologies, have lower employment costs and target regional markets. Mini-mills historically have produced lower profit margin bars, rods, wire and other commodity-type steel products not produced by the Company. Recently developed thin cast technology has allowed mini-mills to enter certain of the sheet markets supplied by integrated producers, and certain mini-mills have built, or are building, facilities to do so. Two such facilities have been placed in operation and are competing in the hot rolled, cold rolled and galvanized marketplace. Escalating prices for scrap (the basic raw material used in melting operations and on which mini-mills are more dependent than integrated producers) have increased the operating costs of mini-mills, particularly during the past year. In response, some mini-mills have begun to develop scrap substitution technologies.

     During the past decade, a number of domestic steelmakers have gone through reorganization under Chapter 11 of the United States Bankruptcy Code, including several of the Company's major competitors. Reorganization under Chapter 11 generally has enabled bankrupt companies to reduce operating and financing costs, making them more efficient competitors.

     In response to increased competition, domestic steel producers have invested heavily in new plant and equipment, which has improved efficiency and increased productivity. Many of these improvements are in active service and, together with the achievement of other production efficiencies such as manning and other work rule changes, have tended to lower competitors' costs. The Company has responded to technological pressures through its capital improvement program and strategies for future operating efficiencies.

     Foreign competition also remains a major concern. The VRAs covering 17 steel exporting nations and the European Community, which limited steel imports into the United States market, expired on March 31, 1992, and negotiations among governments in 36 countries to achieve a global multilateral steel agreement to reduce subsidies and other unfair trade practices by foreign producers have not yet resulted in any agreement being reached. The Company believes the prospects of such an agreement being reached in the near future are not good. During 1993, steel imports were approximately 18% of total domestic steel consumption. Imports represented a slightly smaller percentage of consumption of sheet products and TMP, amounting to 13% and 11% of such consumption, respectively, in 1993. As a result of anti-dumping cases brought by domestic steelmakers, the Commerce Department, earlier in 1993, imposed tariffs averaging approximately 36.5% on imported, flat-rolled carbon steel from a number of countries. On July 27, 1993, however, the U.S. International Trade Commission (the "ITC") found that the domestic industry had sustained no injury from imports of hot rolled sheet, and no injury from 9 of 12 importing countries on cold rolled sheet. Several domestic producers have filed appeals of the ITC rulings. The ITC did affirm that the domestic industry had sustained injury from imports of coated sheet products. The findings of the ITC regarding coated sheet products have been followed by a reduction in imports of the same and consequently improved domestic coated sheet pricing and volume.

     The Company's primary competitors in sheet products consist of substantially the entire steel industry. The Company's primary TMP competitors in recent years have been USX Corporation, LTV Corporation, Bethlehem Steel Corporation, National Steel Corporation, Wheeling-Pittsburgh Steel Corporation and USS-POSCO Industries.

     The Company experiences strong competition in all its principal markets with respect to price, service and quality. The Company believes that it competes effectively in all these categories by focusing its marketing efforts on high quality products and strong customer relationships.

EMPLOYEES

     At December 31, 1993, the Company had 6,026 employees, of whom 4,542 were engaged in the manufacture of steel products, 779 in support services, 71 in sales and marketing activities and 634 in management and administration. The number of employees at December 31, 1993 represented an 8% reduction compared to the prior year end. The Company continues to implement a program as part of its business strategy designed to reduce its workforce primarily through retirement programs and attrition.

     The Company has collective bargaining agreements effective through September 25, 1996 with the Independent Steelworkers Union (the "ISU"), which represents 4,966 employees in bargaining units covering production and maintenance workers, clerical workers, nurses, and with the Independent Guard Union, which represents 39 employees. The Company believes that its compensation structure places a heavier emphasis on profit sharing compared to other major integrated steel producers. This tends to cause the wage portion of the Company's employment costs to be relatively higher during periods of profitability and relatively lower during periods of lower earnings or losses.

     The Company's current labor agreements provide for the payment of bonuses totalling $3,500 per employee, paid in installments over the life of the contracts, but do not provide for wage increases. During the term of the new agreements, the Company's Profit Plan, which covers substantially all employees, provides for participants to share in the Company's profits each year at a rate equal to 1/3 of the Company's "adjusted net earnings" for that year as defined under the plan, provided its net worth exceeds $100 million. (Net worth, for purposes of the Profit Plan, includes redeemable stocks.) If, however, payment of the full profit sharing amount would reduce the Company's net worth below $100 million, payments are reduced to an amount necessary to maintain the $100 million threshold. If the Company's net worth is in excess of $250 million, the profit sharing rate increases to 35%. However, if payment of the full profit sharing amount would reduce the Company's net worth below $250 million, payments at this rate would be limited as necessary to maintain the $250 million threshold and the remainder of the payment would be made at the 1/3 rate. The agreements limit the Company's exposure to increased costs of healthcare while providing increased medical coverages through a mandatory managed healthcare "point of service" program and a ceiling on the Company's cash basis cost of healthcare for future retirees. Although there can be no assurances that such savings can be obtained, the Company anticipates a savings of approximately $24 million over three years as a result of these healthcare programs. The agreements also contain limitations on the Company's ability to reduce its workforce by layoffs, with exceptions for adverse financial, operational and business circumstances. In addition, the parties have agreed to certain improvements in the Pension Plan, which the Company anticipates will increase costs on an annual basis by approximately $7.5 million.

     From January 1984 until June 1989, the Company was owned in its entirety by its employees through the 1984 ESOP. In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of Common Stock of the Company, which security is now listed and traded on the NYSE. In connection with the public offering of Common Stock, the Company also sold 1.8 million shares of Series A Preferred Stock to the 1989 ESOP. Each share of Series A Preferred Stock is entitled to ten times the number of votes of the Common Stock into which it is convertible.


     Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned and certain other transactions, but prior to the proposed Offerings, own approximately 50% of the combined issued and outstanding common and preferred shares of the Company at June 30, 1994. This, in turn, accounts for approximately 74% of the voting power (as calculated in accordance with certain voting restrictions) of the Company's voting stock.

ENVIRONMENTAL CONTROL

     Compliance. The Company's business operations are affected by extensive federal, state and local laws and regulations governing discharges into the air and water, as well as the handling and disposal of solid and hazardous wastes. The Company is also subject to federal and state requirements governing the remediation of environmental contamination associated with past releases of hazardous substances. In recent years, environmental control regulations have been marked by increasingly strict compliance standards. Governmental authorities have the power to enforce compliance with these requirements, and violators may be subject to civil or criminal penalties, injunctions or both. Third parties also may have the right to sue to enforce compliance.

     Expenditures for environmental control facilities were approximately $1.0 million in 1993, $1.0 million in 1992, and $2.0 million in 1991. For 1994, the Company has budgeted approximately $3.3 million in capital expenditures toward environmental control facilities. Given the nature of the steelmaking industry, it can be expected that substantial additional capital expenditures will be required from time to time to permit the Company to remain in compliance with environmental regulations.


     In the past, the Company has entered into consent decrees with certain environmental authorities pursuant to which it has paid various fines and penalties relating to violations, or alleged violations, of laws and regulations in the environmental control area. Those payments have not been material to the Company's financial position or its cash flows. The Company believes that, except as discussed under "Environmental Control--Waste Sites and Proceedings" with respect to a draft consent order dated July 29, 1994, at the present time, it is in substantial compliance with the various environmental control consent orders and agreements applicable to it and does not anticipate any material problems in taking required actions to remain in substantial compliance with such orders and agreements, including such draft consent order. The Company does not operate coke making facilities and, accordingly, has not been affected by the stringent Clean Air Act limitations imposed on those installations.


     The Company's near-term focus for environmental compliance centers on procedures to achieve ambient air quality and water pollution control standards. In addition to improving its monitoring and study programs, the Company anticipates taking affirmative action to reduce sulfur dioxide and particulate emissions primarily by changing operating policies and by improving the quality of maintenance procedures. In an effort to improve its water pollution discharge compliance performance, the Company initiated in 1993 a round-the-clock environmental control supervisory function and is seeking to create a mobile maintenance group dedicated to environmentally safe operation. See the discussion below for recent developments involving the Company's water discharge permit.

     Waste Sites and Proceedings. Under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"), and similar state statutes, the Environmental Protection Agency (the "EPA") and state regulators generally have authority to impose joint and several liability on waste generators, owners, operators and others with respect to superfund sites as potentially responsible parties ("PRPs"), regardless of fault or the legality of the original disposal activity. The Company is entitled to indemnification from National for certain environmental liabilities, including those relating to CERCLA and similar statutes, as more fully described below. The Company believes that National has registered a number of sites as required by CERCLA, some of which had been used by the Division prior to its sale to the Company, and two of which subsequently became the property of the Company. The Company understands that National has been involved, at the request of the EPA or state agencies, in voluntary remedial activities with respect to some sites; National has declined to participate with respect to some sites; National has declined to participate with respect to others (because its records do not indicate any involvement with those sites); and National has not been notified with respect to other sites. Insofar as any of those sites involve liabilities under CERCLA or other environmental laws or regulations for prior Division activities, the Company believes it is fully indemnified by National.

     The Company and its predecessors have been conducting steel manufacturing and related operations at numerous locations, including the Company's current plant site, for over eighty years. Although the Company and its predecessors utilized operating practices that were standard in the industry at the time, hazardous materials may have been released on or under these sites. Consequently, the Company potentially may be required to remediate contamination at some of these sites. None of these sites are the subject of any pending or threatened proceeding. The Company does not have sufficient information to estimate its potential liability in connection with any potential future remediation. However, the Company believes that if any such remediation is required, it will occur over an extended period of time. In addition, the Company believes that many of these sites may also be subject to indemnities by National to the Company.

     In March 1988 and September 1989, respectively, the Pennsylvania Department of Environmental Resources and/or the EPA notified the Company that it was considered to be among a number of PRPs for the dumping of wastes at the Municipal and Industrial Disposal Company site near Elizabeth, Pennsylvania and at the Tex Tin site near Texas City, Texas, and requested the Company's voluntary participation in certain remedial actions. The Company's records do not indicate any involvement with either site by the Company. The Company believes that National would be responsible for any remedial actions, if there had been prior involvement by the Division. The Company has given all required notices to National for the purpose of facilitating its response to this matter.

     During February 1991, the Company received notification under CERCLA that it may incur or may have incurred a liability as a PRP with respect to a drum site located near Avenue H in Weirton, West Virginia. According to Company records, the drum site is on property owned, but never used, by the Company. Following consultation with appropriate agencies, the Company initiated a voluntary remediation program at the site, which program has been substantially completed. The Company has entered into negotiations with the EPA to resolve all remaining issues raised by the notification. The Company believes that National, under its agreements with the Company, is responsible for any environmental liabilities involving the site, including reimbursement for the total cost of the remediation program. National has reimbursed the Company for the $761,000 spent by the Company to date on the remediation program at this site. On June 30, 1994, the Company received an invoice from the EPA seeking payment for oversight and response costs incurred by the EPA with regard to this site in the approximate amount of $12,000. The Company believes that this sum represents the final expenditure related to this remediation program.

     In May 1992, the Company received notice from the Pennsylvania Department of Environmental Resources that it was considering a closure plan and post-closure plan for a solid waste landfill facility in Hanover Township, Pennsylvania (the "Hanover Site") operated by Starvaggi Industries Inc. From at least the 1960's through mid-1983, National and, after mid-1983, the Division and the Company disposed of solid wastes at the facility. The Company believes that certain of the solid wastes disposed of at the facility by National were classified as hazardous wastes under applicable law. The Company believes that while it disposed of various materials which were residual to the steelmaking industry, such materials were not classified as hazardous wastes under applicable law. At this time, definitive closure plans and post-closure care plans have not been adopted. National's liability to the Company under the indemnification agreements for liabilities which may result from the closure of this facility is limited to $1.0 million. However, the Company does not believe that any costs associated with these plans for which it would be responsible would exceed that amount.

     In October 1992, the Company entered into a consent order with the West Virginia Division of Environmental Protection (the "DEP") that provided for administrative fines and penalties to be assessed against the Company for asserted spills of various substances under provisions of the Federal Clean Water Act administered by such agency. The consent order required the payment of an administrative settlement in the amount of $99,000, as well as the application of $40,000 to a "best management practices" plan to reduce or eliminate the frequency of spills at the tin mill which plan is being implemented. The consent order also provides for stipulated penalties upon the occurrence of future spills. The Company is seeking to improve its operating practices to minimize the occurrence of spills.


     In January 1993, the Company received a notification from the DEP that four ground water monitoring wells situated at the Division's former coke making facilities on Brown's Island in Hancock County, West Virginia tested in excess of maximum contaminant levels established by the EPA and DEP for certain elements specified in the notice. The DEP requested the Company to supply it with additional data regarding the site and stated that additional investigation, and possible remediation, would be required. The Company and the DEP are discussing the implementation of an enhanced ground water monitoring program for the area and for other areas of the Company's operations. As required by the relevant indemnification agreements, the Company has given notice to National of the DEP communication. As described more fully below, the Company believes that National will be responsible for any required remediation.


     In December 1993, the Company was informed by the DEP that the EPA was considering initiating a "multimedia" enforcement action against the Company during 1994. Multimedia actions involve coordinated enforcement proceedings related to water, air and/or waste-related issues stemming from a number of federal statutes and rules. The DEP further indicated that it informed the EPA that it preferred first to issue a new National Pollutant Discharge Elimination System ("NPDES") water discharge permit to the Company and then monitor compliance by the Company before making any recommendation to the EPA concerning a federal enforcement action. No assurance can be given that future compliance by the Company under a new NPDES water discharge permit or any recommendation by West Virginia environmental authorities to the EPA not to initiate such a proceeding will result in avoiding commencement of a multimedia enforcement action by the EPA. In recent years, such actions have resulted in penalties and other commitments being obtained from many of the Company's competitors.

     The DEP issued a final NPDES permit to the Company on June 30, 1994. The Company believes it will not be able to ensure consistent compliance with certain provisions contained in the NPDES permit without significant treatment technology and/or process changes. The Company cannot estimate the cost of installing such technology or effecting such changes, but such costs could be material. In conjunction with the NPDES permit, the DEP issued an administrative compliance order which provides the Company with interim effluent limitations for a three year period which the Company believes it is able to meet. The Company is considering whether it will pursue an administrative appeal and/or other appropriate action to obtain relief from objectionable provisions contained in the NPDES permit, although no assurance can be given that such efforts by the Company will be successful.


     On July 29, 1994, the Company received a draft consent order from the DEP proposing to settle certain alleged violations of West Virginia hazardous waste regulations and underground storage tank requirements that occurred prior to 1994. The draft consent order would require the Company to initiate a number of steps to remedy the alleged violations and to pay civil penalties of approximately $170,000 for the alleged hazardous waste violations and approximately $79,000 for the alleged underground storage tank violations. The Company disagrees with and intends to appeal the DEP's proposed penalties. The Company does not believe that the outcome of this proceeding will have a material adverse effect on its financial condition or results of its operations.



     Indemnification. According to the agreements by which the Company acquired its assets from National, the parties determined to apportion their respective responsibilities for environmental liability claims based on two dates, May 1, 1983 (the "Purchase Date"), and January 11, 1984 (the "Closing Date"). In general, the Company is entitled to indemnification from National for liabilities, including governmental and third-party claims, arising from violations prior to the Purchase Date, and National is entitled to indemnification from the Company for such items after the Purchase Date. In addition, the Company, subject to the $1.0 million limitation applicable to the Hanover Site described above, is entitled to reimbursement for clean-up costs related to facilities, equipment or areas involved in the management of solid or hazardous wastes of the Division ("Waste Sites"), as long as the Waste Sites were not used by the Company after the Closing Date. Third-party liability claims relating to Waste Sites are likewise covered by National's and the Company's respective indemnification undertakings, in each case based on whether the particular site was used by the Company after the Closing Date.


     Until 1993, National had performed in accordance with its responsibilities under the applicable agreements with the Company. However, in July 1993, National indicated that it would not reimburse the Company for approximately $210,000 expended by the Company in cleaning out tar and other bottom sludge sediments from a lagoon at National's former Brown's Island Coke Plant (acquired by the Company on the Closing Date, but never operated). The Company performed this remediation in 1990 to avoid the facility becoming an unpermitted hazardous waste disposal site, but did not submit a final invoice until February 1993. National has indicated its belief that the Company was not entitled to reimbursement for remediation at this site. The Company believes that National's interpretation of the relevant agreements as applied to this site is erroneous. On July 20, 1994, National proposed a settlement with respect to this matter, which the Company is considering. Regardless of whether a settlement is reached, the Company's ability to obtain future reimbursement or indemnification relating to environmental claims from National depends, in addition to National's continued financial viability, on the nature of future claims made by the Company, and the outcome of any necessary litigation between the Company and National regarding such issues.


     Although it is possible that the Company's future results of operations, in particular quarterly or annual periods, could be materially affected by the future costs of environmental compliance, the Company does not believe the future costs of environmental compliance will have a material adverse effect on its financial position or on its competitive position with respect to other integrated domestic steelmakers that are subject to the same environmental requirements. The prices obtainable for the Company's products are generally governed by prevailing market conditions. Accordingly, the Company, like its competitors, normally lacks the ability to pass on to customers cost increases specifically resulting from compliance with environmental regulations.

PROPERTIES AND FACILITIES

     The Company owns approximately 2,500 acres in the Weirton, West Virginia area which are devoted to the production and finishing of steel products, research and development, storage, support services and administration. The Company owns trackage and railroad rolling stock for materials movement, water craft for barge docking, power generation facilities and numerous items of heavy industrial equipment. The Company has no material leases for property. The Company's mill and related facilities are accessible by water, rail and road transportation. The Company believes that its facilities are suitable to its needs and are adequately maintained.


     The Company's operating facilities include four blast furnaces; however, its current operating strategy employs a two blast furnace configuration with an annual hot metal capacity of approximately 2.5 million tons. One currently employed operating furnace is nearing the end of its campaign which is estimated to be in late 1995 and at which time, the Company will undertake a major reline of that furnace. The Company estimates that the cost of such reline will be in the range of approximately $45.0 million to $60.0 million. One currently idled furnace is being refurbished to serve as a replacement. Although the Company does not anticipate operating a three blast furnace configuration in the near term, under this operating scenario, its annual hot metal capacity could be increased to 3.2 million tons. The Company's primary steelmaking facilities also include a sinter plant, and a two vessel BOP with an annual capacity of 3.0 million tons of raw steel based on a two blast furnace operation. During December 1993, the Company began the installation of a new vessel in its BOP shop, replacing one that had been in service for nearly 20 years. The new vessel was placed in service in early February 1994. The Company's primary steelmaking facilities also include a CAS-OB facility, two RH degassers, and a four strand continuous caster with an annual slab production capacity of up to 3.0 million tons. The Company's downstream operations include a hot strip mill with a design capacity of 3.8 million tons, two continuous picklers, three tandem cold reduction mills (including the No. 9 Tandem), three hot dip galvanize lines, one electro-galvanize line, two tin platers, one chrome plater, one bi-metallic chrome/tin plating line and various annealing, temper rolling, shearing, cleaning and edge slitting lines, together with packaging, storage and shipping and receiving facilities. The Company's facilities include a 1.1 million square foot finished products warehouse which stores and feeds coils to satellite customer manufacturing operations. See "--Production and Shipments" for additional information regarding production capacity and utilization rates.

                                   MANAGEMENT

     Executive officers and directors of the Company are as follows:

                   NAME                     AGE                      OFFICE
- ------------------------------------------  ---    ------------------------------------------
Herbert Elish.............................  61     President, Chairman and Chief Executive
                                                   Officer; Director
William C. Brenneisen.....................  52     Vice President--Human Resources
James B. Bruhn............................  53     Vice President--Tin Mill Products
                                                   Business; Director
Craig T. Costello.........................  46     Vice President--Operations
Thomas W. Evans...........................  57     Vice President--Materials Management
David M. Gould............................  55     Vice President--Sales and Marketing--
                                                   Sheet Products
William R. Kiefer.........................  44     Vice President--Law and Secretary
Dennis R. Mangino.........................  50     Vice President--Product Quality and
                                                   WEIRTEC
Narendra M. Pathipati.....................  37     Treasurer
Richard K. Riederer.......................  50     Vice President and Chief Financial
                                                   Officer; Director
Mac S. White, Jr. ........................  61     Vice President--Engineering
Robert J. D'Anniballe, Jr. ...............  37     Director
Mark G. Glyptis...........................  43     Director
Gordon C. Hurlbert........................  70     Director
Phillip A. Karber.........................  47     Director
F. James Rechin...........................  70     Director
Richard F. Schubert.......................  57     Director
Harvey L. Sperry..........................  64     Director
Thomas R. Sturges.........................  50     Director
David I.J. Wang...........................  61     Director

     Unless otherwise indicated, the executive officers and directors of the Company have held the positions described below for at least the last five years.

     Herbert Elish has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since July 1987. He has been a director of the Company since 1983. Mr. Elish also serves as a director of Hampshire Group, Limited.

     William C. Brenneisen has served as the Company's Vice President--Human Resources since February, 1988. From September 1985 through February 1988, he was the Director of Industrial Relations for the Company.

     James B. Bruhn has been the Company's Vice President--Tin Mill Products Business since November 1992. From July 1987 through November 1992, he served as Vice President--Sales and Marketing--Tin Mill Products. He has been a director of the Company since May 1990.

     Craig T. Costello was elected Vice President--Operations in October 1993. Mr. Costello, a 28-year employee with the Company, served most recently as General Manager--Operations and prior to that was responsible for the design, building and operation of the Hot Mill Rebuild.

     Thomas W. Evans has been Vice President--Materials Management since February 1988. From April 1986 to February 1988, he was Vice
President--Purchasing and Traffic.

     David M. Gould has served as the Company's Vice President--Sales and Marketing--Sheet Products since 1983. He was a director of the Company from February 1989 to May 1990. Mr. Gould has been employed by the Company and its predecessor for over 30 years.

     William R. Kiefer has been the Company's Vice President--Law and Secretary since May 1990. From March 1988 to May 1990, he was Director--Legal Affairs and Secretary. From February 1985 to March 1988, he was Corporate Attorney and Assistant Secretary.

     Dennis R. Mangino has served as the Company's Vice President--Product Quality and WEIRTEC since October 1989. From February 1986 to October 1989, Mr. Mangino was employed by Enichem America where he served as Director--Corporate Development and General Manager-- Electrical Materials Division.

     Narendra M. Pathipati has served as Treasurer of the Company since August 1991. From February 1990 to July 1991, he served as Director of Financial Planning & Analysis for the Company. Mr. Pathipati served as Treasurer for Century II, Inc., a multi-national capital goods company, from April 1988 to January 1990. Prior to that, he was responsible for financial planning at Harnischfeger Industries, Inc.

     Richard K. Riederer has been Vice President and Chief Financial Officer of the Company since January 1989. From March 1986 to December 1988, he served as Vice President and Treasurer of Harnischfeger Industries, Inc., a producer of manufacturing equipment. Mr. Riederer was elected to the Board as a director in October 1993. Mr. Riederer is also a director of Portico Funds Inc.

     Mac S. White, Jr. has been Vice President--Engineering of the Company since May 1992. From April 1989 to April 1992, Mr. White was Director of Engineering for the Company. Prior to that, he was Director of Project Management for Italimpianti, Spa., a steel mill equipment builder.

     Robert J. D'Anniballe, Jr. has been a director of the Company since 1990. Mr. D'Anniballe has been a partner in the law firm of Alpert, D'Anniballe & Visnic since 1983 and General Counsel to the ISU since 1985.

     Mark G. Glyptis has been a director of the Company since 1991. Mr. Glyptis has been President of the ISU since August 1991 and was employed by the Company in its Operations Services Department prior to August 1991.

     Gordon C. Hurlbert has been a director of the Company since 1983. Mr. Hurlbert is President and Chief Executive Officer of GCH Management Services, a business consulting firm, and Chairman of the Board of Directors of CSC Industries, Inc. He is a director of Carolina Power & Light Co., Urenco, Inc. and Kerr Group, Inc. In November 1993, CSC Industries filed a petition for reorganization under Chapter 11 of the U.S. Bankruptcy Code.

     Phillip A. Karber has been a director of the Company since 1992. Mr. Karber is currently Corporate Vice President and Director of the Center for Technology and Public Policy of BDM International, Inc. He also serves on advisory boards at Texas A&M and for the Center for Strategic and International Studies.

     F. James Rechin has been a director of the Company since 1983. Mr. Rechin is President and Chief Executive Officer of Searchlight Corporation, a consulting firm. He is a former Executive Vice President and a former controlling stockholder of Brittany Corporation, a manufacturing and holding company. He was also formerly Group Vice President of TRW, Inc., a manufacturer of jet engine parts. Mr. Rechin is a major stockholder of Providence Group, Inc., a holding company in the refrigeration supply business.

     Richard F. Schubert has been a director of the Company since 1983. Mr. Schubert is President and Chief Executive Officer of The Points of Light Foundation. He is the Chairman of Biorelease, Inc., a biotechnology firm, and the immediate past President of American Red Cross. He is a director of National Allowance of Business and Management Training Corp. and a former Vice Chairman, President and a director of Bethlehem Steel Corporation. He is past Chairman of AISI Committee on International Trade and was formerly Under Secretary of Labor.

     Harvey L. Sperry has been a director of the Company since 1983. Mr. Sperry is a partner in the law firm of Willkie Farr & Gallagher. He is a director of Kerr Group, Inc. and Hampshire Group,

Limited. Mr. Sperry, whose term of office expires at the 1994 Annual Meeting, will not be a candidate for re-election because he will not meet the qualifications for an Independent Director, as defined below, since the law firm of which he is a member performs legal services for the Company.

     Thomas R. Sturges has been a director of the Company since 1986. Mr. Sturges is Executive Vice President of The Harding Group, Inc., a private investment and management firm. He was Special Associate Director in the Corporate Finance Department of Bear, Stearns & Co. Inc. from 1986 to February 1990.

     David I.J. Wang has been a director since 1992. Mr. Wang was Executive Vice President-- Timber Distribution & Specialty Business from 1987 until his retirement in 1991 and was a member of the International Paper Co. Board of Directors. He is director of UGI Corp., Joy Technologies, Inc. and of several privately held companies. He also serves on Advisory Boards of Georgia Institute of Technology, the University of Texas and Hampton University.
                            ------------------------

     The Restated Certificate provides for a Board of Directors of 14 members divided into three classes, designated as Class I, Class II and Class III, respectively. Each class serves a three-year term, and the terms are staggered so that the term of one class expires at each year's annual meeting of stockholders. At each annual meeting of stockholders, therefore, a different class of directors is elected.

     The Restated Certificate also provides for certain qualifications among the Company's directors. Specifically, at least three members of the Board of Directors (the "Union Directors") must be designated by the Company's primary recognized collective bargaining agent (the "Union"), currently the ISU, provided the Union meets certain requirements. One of the Union Directors must be the president of the Union and the other two are designated by certification of the executive committee of the Union. The Restated Certificate further provides that three members of the Board of Directors must consist of the Chief Executive Officer of the Company and two of the Company's employees designated by the Chief Executive Officer. Seven directors (the "Independent Directors") must not be, nor ever have been, employees of the Company or its predecessor, or the Union, and may not be affiliated with persons having certain substantial business relationships with the Company. One director is the "ESOP Director" who is required to be nominated by the Board of Directors pursuant to a certification by a nominating committee elected by the 1984 and 1989 ESOP participants.

                              SELLING STOCKHOLDER


     The Selling Stockholder is Mellon Bank, N.A., as trustee under the trust established pursuant to the Pension Plan. The shares of Common Stock held in such trust are managed by U.S. Trust Company of California, N.A. ("U.S. Trust"), pursuant to an investment management agreement. In accordance with terms of the investment management agreement, U.S. Trust is responsible for the management and disposition of the shares of Common Stock of the Company held by the Pension Plan and is a fiduciary of the Pension Plan. U.S. Trust, in exercising its fiduciary duty, will direct the Selling Stockholder to sell the shares of Common Stock offered hereby. At the date of this Prospectus, the Pension Plan owned 5,870,968 shares of Common Stock, representing approximately 22% of the Company's outstanding shares. 2,000,000 shares of Common Stock are to be sold by the Pension Plan pursuant to these Offerings, and assuming that all such shares are sold, the Pension Plan will own approximately 9% of the outstanding shares of Common Stock after the Offerings. The remaining shares of Common Stock held by the Pension Plan are entitled to registration rights which, pursuant to an agreement with the Company, may not be exercised without the Company's consent under specified circumstances. Under the agreement between the Company and U.S. Trust, shares held by the Pension Plan subject to Underwriters' over-allotment options described under "Underwriting" which are not sold in the Offerings (the "Unsold Allotment") may be sold by the Pension Plan pursuant to Rule 144 under the Securities Act at any time after the 120 day lock-up period referred to under "Underwriting" expires, but may not be sold pursuant to a registration statement until February 6, 1995. Shares not constituting the Unsold Allotment may not be sold pursuant to a registration statement until at least 20 months from the expiration of the 120 day lock-up period. However, such shares may be sold after such 120 day lock-up period, with the Company's consent, pursuant to volume limitations based on those set forth in Rule 144.



     The Selling Stockholder has granted over-allotment options to the several Underwriters of up to 2,550,000 shares of Common Stock. The Selling Stockholder and the Company have agreed that the Company may supply shares to satisfy exercises of the over-allotment options up to a maximum of 300,000 shares. If the Underwriters exercise the over-allotment options, the Pension Plan thereafter will hold approximately 3% of the Company's outstanding shares, or approximately 4% if the Company supplies the maximum number of shares it is permitted to satisfy such options.


     Prohibited transactions under Title I of the Employee Retirement Income Security Act of 1974 ("ERISA") and Section 4975 of the Code could arise if, absent an available exemption, a person or entity which is a "party in interest," as defined under ERISA, or a "disqualified person," as defined under the Code, were to purchase any of the Common Stock being offered by the Pension Plan. Any such potential purchaser should consult with counsel in order to determine whether an exemption is available with respect to any such purchase.

                          DESCRIPTION OF CAPITAL STOCK

     The Company's authorized capital stock consists of 50.0 million shares of Common Stock, par value $.01 per share, and 7.5 million shares of preferred stock, par value $.10 per share. Of such shares of Common Stock, 15.0 million are restricted to sales in bona fide public offerings and 5.0 million to use in connection with employee plans as defined in the Restated Certificate.

COMMON STOCK


     As of June 30, 1994, there were 26,743,314 shares of Common Stock outstanding, held of record by 2,770 persons, including the 1984 ESOP which held 12,384,498 shares on behalf of 9,610 participants.


     Holders of Common Stock are entitled to one vote per share on all matters submitted to a vote of the stockholders voting together with Series A Preferred Stock as a single class. Shares held of record by the 1984 and 1989 ESOPs are voted by the respective trustee according to confidential written instructions received by participants. There is no cumulative voting. The Board of Directors is divided into three classes as described under "Management," which could make it more difficult for another person or entity to gain control of the Company's Board. See "--Certain Voting Provisions."

     Subject to any preferences of outstanding preferred stock, holders of Common Stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor, and in the event of liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment to all creditors and payments required to be made in respect of any outstanding preferred stock. The rights of holders of Common Stock may in effect be limited by the rights, powers and preferences of holders of preferred stock. Such limitations may occur, among other things, in respect of the voting power, entitlement to dividends and entitlement to assets of preferred stock relative to the Common Stock. See "--Preferred Stock" for a description of the two series of preferred stock of the Company currently outstanding.

     Holders of Common Stock have no preemptive rights and have no rights to convert their shares of Common Stock into any other securities. All outstanding shares of Common Stock are, and the shares of Common Stock being offered by the Company and the Pension Plan hereby will be, fully paid and nonassessable.

     Approval of 90% of the Board of Directors is generally required for any issuance of shares of Common Stock, except for shares issued to the two ESOPs or pursuant to other Company sponsored employee benefit plans approved in accordance with the Restated Certificate.

PREFERRED STOCK

     The Board of Directors is authorized to issue preferred stock in various series from time to time, with each series to have such rights, powers, privileges, and limitations as the Board may determine. Approval of 90% of the Board of Directors is generally required for any issuance of shares of preferred stock, except for shares issued to the two ESOPs or pursuant to other Company sponsored employee benefit plans approved in accordance with the Restated Certificate.


     As of June 30, 1994, there were 1,767,037 shares of Series A Preferred Stock outstanding, held of record by 238 persons, including the 1989 ESOP which held 1,761,049 shares on behalf of 8,361 participants.


     Holders of Series A Preferred Stock are entitled to ten times the number of votes (currently ten votes per share) of the Common Stock into which such Series A Preferred Stock is convertible on all matters submitted to a vote of the stockholders voting together with the Common Stock as a single class. Each share of Series A Preferred Stock is convertible at the option of the holder into one share of Common Stock subject, in certain instances, to anti-dilution adjustments, including the issuance of rights or warrants to purchase Common Stock, the declaration of a dividend or other distribution in the form of stock of the Company and the occurrence of a stock-split or a reverse stock-split. The Series A Preferred Stock may only be held by qualified holders, which term is limited to the 1989 ESOP and employees. Transfers to non-qualified holders results in a conversion into Common Stock. The Company has recently amended the 1989 ESOP to provide that shares of Series A Preferred Stock acquired by the Company from participants will be contributed again to the 1989 ESOP.

     The Series A Preferred Stock is entitled to receive dividends, when and as declared by the Board of Directors, at the same rate as payable on the number of shares of Common Stock into which the Series A Preferred Stock is convertible. In the event the Company is liquidated, the holders of Series A Preferred Stock will be entitled to a liquidation preference, prior to any payment on the Common Stock, of $5.00 per share plus any unpaid dividends.


     As of June 30, 1994, there were 500,000 shares of Series B Preferred Stock outstanding held by one holder of record. The Series B Preferred Stock is entitled to annual cumulative preferential dividends of $6.25 per share and a liquidation preference of $50 per share. The Company is required to redeem all outstanding shares of Series B Preferred Stock by December 31, 2003 for a total of $25 million, plus any accrued and unpaid dividends. Holders of Series B Preferred Stock do not generally vote on stockholder matters. However, the Series B Preferred Stock is entitled to a class vote on certain matters, including combination transactions involving the Company and the issuance of senior equity securities. The Series B Preferred Stock may be redeemed by the Company optionally at any time at the mandatory redemption price, plus accrued and unpaid dividends. Under certain circumstances, the holders of the Series B Preferred Stock are entitled to exchange their shares for securities being offered by the Company in a public offering. In addition, the Company may be required to repurchase shares of Series B Preferred Stock upon the occurrence of events specified in the agreement pursuant to which such stock was issued.


     Subject to the limitations of applicable law and the provisions of the Restated Certificate, the Company has the capacity to issue additional shares of preferred stock. The issuance of preferred stock could be utilized as a method of discouraging, delaying or preventing a change in control of the Company. Under circumstances where it might be perceived that preferred stock could be issued for such purposes, the existence of authorized but unissued shares of preferred stock could have a depressive effect on the market for the Company's Common Stock. The capacity to issue such stock, including the effect of its voting power, together with other factors such as the Company's classified Board of Directors could have the effect of discouraging certain potential bidders from offering stockholders a premium for their shares. See "Risk Factors--Factors Relating to the Company--Antitakeover Features."

CERTAIN VOTING PROVISIONS

     The Restated Certificate provides that, with the exception of certain types of employee benefit plans, no stockholder, or group of stockholders acting in concert (a "Significant Stockholder"), who beneficially owns in excess of 5% of the total voting power of the Company's voting stock (as measured in relation to the shares entitled to vote in the election of directors) (the "Total Voting Power") is entitled to vote any share of the Company's stock which, when combined with all other shares of the Company's stock beneficially owned by such Significant Stockholder, would exceed 5% of the Total Voting Power. Under these provisions, the ability of the Pension Plan to vote its entire holdings of Common Stock has been limited.

     The Restated Certificate also provides that certain corporate transactions must be approved by the holders of shares representing not less than 80% of the Total Voting Power of the Company's capital stock not restricted from voting by the 5% Significant Stockholder provision referred to above. Transactions requiring an 80% vote include, inter alia, certain types of mergers, the sale or transfer of substantially all of the Company's assets, the liquidation or dissolution of the Company, certain reclassifications of the Company's securities and certain transactions involving the Company and a Significant Stockholder.

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for the Common Stock is Society National Bank of Cleveland, Ohio.

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the U.S. Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "U.S. Underwriters") for whom Salomon Brothers Inc, Lazard Freres & Co., Lehman Brothers Inc. and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the total number of shares of Common Stock set forth opposite its name below:

                                                                          NUMBER OF SHARES
                             U.S. UNDERWRITERS                            TO BE PURCHASED
    --------------------------------------------------------------------  ----------------
    Salomon Brothers Inc................................................
    Lazard Freres & Co. ................................................
    Lehman Brothers Inc. ...............................................
    PaineWebber Incorporated............................................
                                                                          --------------
              Total.....................................................     14,450,000
                                                                          ==============

     In the U.S. Underwriting Agreement, the several U.S. Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock set forth in the table above, if any such shares are purchased. In the event of a default by any U.S. Underwriter, the U.S. Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting U.S. Underwriters may be increased or the U.S. Underwriting Agreement may be terminated.

     The Company and the Selling Stockholder have been advised by the U.S. Representatives that the several U.S. Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession
not in excess of $       per share. The U.S. Underwriters may allow, and such
dealers may reallow, a concession not in excess of $       per share to other
dealers. After this public offering, the public offering price and such concessions may be changed.

     The Selling Stockholder has granted to the U.S. Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to 2,167,500 additional shares of Common Stock at the same price per share as the initial 14,450,000 shares of Common Stock to be purchased by the U.S. Underwriters. The U.S. Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the U.S. Underwriters have agreed to purchase. To the extent that the U.S. Underwriters exercise such option, each U.S. Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such U.S. Underwriter in the above table bears to the total number of shares of Common Stock initially purchased by the U.S. Underwriters. The U.S. Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to 255,000 shares of Common Stock toward satisfaction of the exercise of the option.

     The Company and the Selling Stockholder have also entered into an International Underwriting Agreement with the International Underwriters named therein, for whom Salomon Brothers International Limited, Lazard Brothers & Co., Limited, Lehman Brothers International (Europe) and PaineWebber International (U.K.) Ltd. are acting as representatives (the "International Representatives"), providing for the concurrent offer and sale of 2,550,000 shares of Common Stock outside of the United States and Canada and providing the International Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 382,500 additional shares at the same price per share as the initial 2,550,000 shares of Common Stock to be purchased by the International Underwriters. The International Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to 45,000 shares of Common Stock toward satisfaction of the exercise of the option.

     The offering price and underwriting discounts for the U.S. Offering and the International Offering will be identical. The closing of the U.S. Offering is conditioned upon the closing of the International Offering, and the closing of the International Offering is conditioned upon the closing of the U.S. Offering.

     Each U.S. Underwriter has severally agreed that, as part of the U.S. Offering, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. Each International Underwriter has severally agreed that, as part of the International Offering, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus relating to the International Offering to any person within the United States or Canada or to any United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between the U.S. Underwriters and the International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized in or under the laws of the United States or Canada, or any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Each U.S. Underwriter that will offer or sell shares of Common Stock in Canada as part of the distribution has severally agreed that such offers and sales will be made only pursuant to an exemption from the prospectus requirements in each jurisdiction in Canada in which such offers and sales are made.

     Pursuant to the agreement between the U.S. Underwriters and the International Underwriters, sales may be made between the U.S. Underwriters and the International Underwriters of such number of shares of Common Stock as may be mutually agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the U.S. Underwriters and the International Underwriters, pursuant to the agreement between the U.S. Underwriters and the International Underwriters, the number of shares initially available for sale by the U.S. Underwriters or by the International Underwriters may be more or less than the amount indicated on the cover page of this Prospectus.

     The Company, its officers and directors and U.S. Trust have agreed not to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except those offered in the Offerings or in connection with certain employee benefit plans or labor agreements, for a period of 120 days from the date hereof without the prior consent of the U.S. Representatives and the International Representatives.


     In the ordinary course of business, certain of the Underwriters have provided financial advisory services to the Company and may do so in the future.



     The U.S. Underwriting Agreement and the International Underwriting Agreement each provide that the Company will indemnify the U.S. Underwriters and the International Underwriters, respectively, against certain liabilities, including liabilities under the Securities Act, or contribute to payments the U.S. Underwriters and the International Underwriters, as the case may be, may be required to make in respect thereof.

                                 LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher and for the Underwriters by Davis Polk & Wardwell. Harvey L. Sperry, a member of the firm of Willkie Farr & Gallagher, is a director of the Company. Mr. Sperry owns 23,947 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                      [THIS PAGE INTENTIONALLY LEFT BLANK]

                         INDEX TO FINANCIAL STATEMENTS


                                                                                        PAGE
                                                                                        ----
    Consolidated Condensed Statements of Income for the three and six month periods ended June 30, 1994 and Condensed Statements of Income for the three and six
      month periods ended June 30, 1993..............................................    F-2
    Consolidated Condensed Balance Sheets as of June 30, 1994 and
      December 31, 1993..............................................................    F-3
    Consolidated Condensed Statements of Cash Flows for the six month periods ended
      June 30, 1994 and 1993.........................................................    F-4
    Notes to Consolidated Condensed Financial Statements.............................    F-5
    Report of Independent Public Accountants.........................................    F-7
    Consolidated Statement of Income for the year ended December 31, 1993 and
      Statements of Income for the years ended December 31, 1992 and 1991............    F-8
    Consolidated Balance Sheet as of December 31, 1993 and Balance Sheet as of
      December 31, 1992..............................................................    F-9
    Consolidated Statement of Cash Flows for the year ended December 31, 1993 and
      Statements of Cash Flows for the years ended December 31, 1992 and 1991........   F-10
    Consolidated Statement of Changes in Stockholders' Equity for the year ended
      December 31, 1993 and the Statements of Changes in Stockholders' Equity for the
      years ended December 31, 1992 and 1991.........................................   F-11
    Notes to Financial Statements....................................................   F-12

WEIRTON STEEL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF INCOME
UNAUDITED
(Dollars in thousands, except per share data)

                                                          THREE MONTHS ENDED        SIX MONTHS ENDED JUNE
                                                               JUNE 30,                      30,
                                                         --------------------       ---------------------
                                                           1994        1993           1994        1993
                                                         --------    --------       --------    ---------
NET SALES.............................................   $335,488    $301,341       $660,652    $ 599,059
OPERATING COSTS:
  Cost of sales.......................................    311,856     280,403        600,301      560,276
  Selling, general and administrative expense.........      7,689       8,376         15,595       16,160
  Depreciation........................................     13,050      13,224         25,334       24,398
  Restructuring charge................................         --          --             --       17,340
                                                         --------    --------       --------    ---------
      Total operating costs...........................    332,595     302,003        641,230      618,174
                                                         --------    --------       --------    ---------
INCOME (LOSS) FROM OPERATIONS.........................      2,893        (662)        19,422      (19,115)
                                                         --------    --------       --------    ---------
UNUSUAL ITEM
  Adjustment to carrying value of damaged facility....     32,543          --         32,543           --
OTHER INCOME (EXPENSE):
  Interest expense....................................    (12,964)    (13,280)       (26,047)     (26,262)
  Interest income.....................................      1,189         549          1,926        1,127
                                                         --------    --------       --------    ---------
      Net other expense...............................    (11,775)    (12,731)       (24,121)     (25,135)
                                                         --------    --------       --------    ---------
INCOME (LOSS) BEFORE ESOP CONTRIBUTION................     23,661     (13,393)        27,844      (44,250)
  ESOP contribution...................................        652         652          1,305        1,305
                                                         --------    --------       --------    ---------
INCOME (LOSS) BEFORE INCOME TAXES.....................     23,009     (14,045)        26,539      (45,555)
  Income tax provision (benefit)......................      4,372      (2,669)         5,043       (8,656)
                                                         --------    --------       --------    ---------
INCOME (LOSS) BEFORE EXTRAORDINARY ITEM...............     18,637     (11,376)        21,496      (36,899)
  Loss on early extinguishment of debt................         --          --             --       (6,549)
                                                         --------    --------       --------    ---------
INCOME (LOSS) BEFORE CUMULATIVE EFFECT OF
  ACCOUNTING CHANGES..................................     18,637     (11,376)        21,496      (43,448)
  Cumulative effect on prior years of accounting
    changes...........................................         --          --             --     (179,803)
                                                         --------    --------       --------    ---------
NET INCOME (LOSS).....................................   $ 18,637    $(11,376)      $ 21,496    $(223,251)
                                                         ========    ========       ========    =========
LESS: PREFERRED STOCK DIVIDEND REQUIREMENT............        781         781          1,562        1,562
                                                         --------    --------       --------    ---------
NET INCOME (LOSS) APPLICABLE TO COMMON SHARES.........   $ 17,856    $(12,157)      $ 19,934    $(224,813)
                                                         ========    ========       ========    =========
PER SHARE DATA:
Weighted average number of common shares and
  equivalents.........................................     28,515      26,578         28,469       26,529
Income (loss) per common share before extraordinary
  item................................................   $   0.63    $  (0.46)      $   0.70    $   (1.44)
  Extraordinary item..................................         --          --             --        (0.25)
                                                         --------    --------       --------    ---------
Income (loss) per common share before cumulative
  effect of accounting changes........................       0.63       (0.46)          0.70        (1.69)
  Cumulative effect of accounting changes.............         --          --             --        (6.78)
                                                         --------    --------       --------    ---------
NET INCOME (LOSS) PER COMMON SHARE....................   $   0.63    $  (0.46)      $   0.70    $   (8.47)
                                                         ========    ========       ========    =========


The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

CONSOLIDATED CONDENSED BALANCE SHEETS
UNAUDITED
(Dollars in thousands, except per share amount)

                                                                   JUNE 30,     DECEMBER 31,
                                                                     1994           1993
                                                                  ----------    ------------
ASSETS:
Current assets:
  Cash and equivalents, includes restricted cash of $1,224
     and $602, respectively....................................   $  172,184     $   89,002
  Receivables, less allowances of $6,949 and $5,719,
     respectively..............................................      133,804        129,004
  Inventories..................................................      172,550        242,659
  Other current assets.........................................       54,192         29,589
                                                                  ----------     ----------
       Total current assets....................................      532,730        490,254
                                                                  ----------     ----------
Property, plant and equipment, net.............................      507,050        523,728
Intangible assets..............................................       91,289         91,289
Deferred income taxes..........................................      112,231        117,273
Other assets and deferred charges..............................       16,607         18,170
                                                                  ----------     ----------
TOTAL ASSETS...................................................   $1,259,907     $1,240,714
                                                                  ==========     ==========
LIABILITIES, REDEEMABLE STOCK AND
  STOCKHOLDERS' EQUITY:
LIABILITIES:
Current liabilities............................................   $  215,107     $  228,038
Long term debt obligations.....................................      495,320        495,252
Long term pension obligation...................................      147,815        142,894
Postretirement benefits other than pensions....................      321,374        308,985
Other long term liabilities....................................       23,743         30,188
                                                                  ----------     ----------
       TOTAL LIABILITIES.......................................    1,203,359      1,205,357
REDEEMABLE STOCK...............................................       37,980         36,721
STOCKHOLDERS' EQUITY:
Common stock, $.01 par value; 50,000,000 shares authorized;
  27,116,797 and 26,719,752 shares issued, respectively........          270            267
Additional paid-in capital.....................................      336,785        335,776
Retained earnings..............................................     (316,601)      (336,535)
Other stockholders' equity.....................................       (1,886)          (872)
                                                                  ----------     ----------
       TOTAL STOCKHOLDERS' EQUITY (DEFICIT)....................       18,568         (1,364)
                                                                  ----------     ----------
TOTAL LIABILITIES, REDEEMABLE STOCK AND
  STOCKHOLDERS' EQUITY.........................................   $1,259,907     $1,240,714
                                                                  ==========     ==========


The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS
UNAUDITED
(Dollars in thousands)

                                                                      SIX MONTHS ENDED JUNE
                                                                               30,
                                                                      ----------------------
                                                                        1994         1993
                                                                      --------     ---------
NET CASH PROVIDED BY OPERATING ACTIVITIES...........................  $ 95,406     $  58,053
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment....................    (7,257)       (3,313)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Increase in term debt.............................................        --       140,000
  Reduction in term debt............................................        --      (148,114)
  Debt issuance fees................................................        --        (3,611)
  Dividends paid....................................................    (1,562)       (1,562)
  Other, principally net book overdrafts............................    (3,405)         (313)
                                                                      --------     ---------
NET CASH USED BY FINANCING ACTIVITIES...............................    (4,967)      (13,600)
                                                                      --------     ---------
NET CHANGE IN CASH AND EQUIVALENTS..................................  $ 83,182     $  41,140
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.........................    89,002        61,195
                                                                      --------     ---------
CASH AND EQUIVALENTS AT END OF PERIOD...............................  $172,184     $ 102,335
                                                                      ========     =========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of interest capitalized........................  $ 25,824     $  21,974
  Income taxes paid.................................................        --            --


The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION



NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
(In thousands of dollars, or in millions of dollars where indicated)



NOTE 1.
BASIS OF PRESENTATION



     For the period ended June 30, 1994, the Consolidated Financial Statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. (on and after August 26, 1993). Prior to such date, the Financial Statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."



     The Consolidated Condensed Financial Statements presented herein are unaudited. Certain information and footnote disclosures normally prepared in accordance with generally accepted accounting principles have been either condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Although the Company believes that all adjustments necessary for a fair presentation have been made, interim periods are not necessarily indicative of the results of operations for a full year. As such, these financial statements should be read in conjunction with the financial statements and notes thereto included or incorporated by reference in the Company's 1993 Annual Report on Form 10-K.



     Certain portions of the prior period's financial statements have been reclassified where necessary to conform to the presentation used in the current period.



NOTE 2.
INVENTORIES



     Inventories consisted of the following at June 30, 1994 and December 31, 1993:



                                                           JUNE 30,     DECEMBER 31,
                                                             1994           1993
                                                           --------     ------------
        Raw materials...................................   $ 42,223       $ 74,766
        Work-in-process.................................     61,153         74,109
        Finished goods..................................     69,174         93,784
                                                           --------       --------
                                                           $172,550       $242,659
                                                           ========       =========



NOTE 3.
ESOP ACCOUNTING



     The contributions of $0.7 million for the three months ended June 30, 1994 and 1993 and $1.3 million for the six months ended June 30, 1994 and 1993 represent a provision for contributions to the 1989 Employee Stock Ownership Plan (the "1989 ESOP"), net of any preferred stock dividends used to reduce debt service for the 1989 ESOP. The 1994 and 1993 contributions were required to be increased because Convertible Voting Preferred Stock, Series A (the "Series A Preferred") dividends normally payable quarterly were omitted. The Series A Preferred stock ranks equally with the Company's common stock as to the payment of dividends. Accordingly, unpaid dividends on the Series A Preferred are not cumulative.



NOTE 4.
EARNINGS (LOSS) PER SHARE



     The weighted average number of common and equivalent shares used in the computations of earnings (loss) per share were 28,515,033 and 26,577,733 for the three months ended June 30, 1994 and 1993, and 28,468,635 and 26,528,628 for the six months ended June 30, 1994 and 1993, respectively. The shares of Series A Preferred were excluded from the 1993 calculations due to their antidilutive effect.



NOTE 5.


AUTHORIZED COMMON STOCK



     On May 26, 1994, stockholders approved a proposal amending, among other things, the Company's Restated Certificate of Incorporation increasing the number of shares comprising its authorized common stock, from 30.0 million shares to 50.0 million shares. The amendment provides that 15.0 million shares of such increase are to be issued only in one or more public offerings of the Company's common stock and that up to 5.0 million shares of such increase are to be issued only pursuant to employee benefit plans. The Company has filed with the Securities and Exchange Commission a registration statement with respect to the common stock offered hereby, 15.0 million shares of which are newly authorized.



NOTE 6.


RECENT MAJOR DAMAGE TO FACILITY



     On April 6, 1994, the Company's No. 9 Tandem Mill (the "No. 9 Tandem") sustained major damage from a fire which occurred while the unit was undergoing maintenance. This cold rolling facility normally supplies approximately 70% to 80% of the coils required by the Company's tin plating operations. The Company began rebuilding and repair operations immediately to restore the No. 9 Tandem as quickly as practicable. At this time, the repair work to repair No. 9 Tandem is proceeding on schedule; however, the Company does not believe the unit can be returned to full operations before the fourth quarter of 1994. While the No. 9 Tandem is out of service, the Company is increasing the cold rolling output of its remaining facilities. The Company has also compensated for the reduction in cold rolling capacity by increasing its sales of hot rolled products. The Company may also seek to have its hot bands cold rolled through tolling arrangements with other producers and acquire cold rolled product where available for further finishing. For the year 1993, TMP accounted for approximately 46% of the Company's revenues and 37% of its shipments.



     The Company maintains insurance for both property damage and business interruption applicable to the No. 9 Tandem. The policies providing these coverages are subject to deductibles of $0.5 million for property damage and $5.0 million for business interruption. The claims process has been commenced and advances have been collected from the insurance carrier. Insurance recoveries for property damage associated with events of this type require the recognition of a new cost basis for the rebuilt facility. As a result, the Company recognized a pretax gain of $32.5 million in the second quarter of 1994. Since the length of time required to restore the No. 9 Tandem to full operations and to resolve the Company's claim has yet to be determined, the Company is not, at this time, able to estimate the amount of recovery under its business interruption coverage.



NOTE 7.


ACCOUNTING CHANGES



     Effective January 1, 1993, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions", SFAS No. 109, "Accounting for Income Taxes", and SFAS No. 112, "Employers' Accounting for Postemployment Benefits". Previously, postretirement and postemployment benefits were accounted for by the Company on the cash basis and the Company followed the provisions of Accounting Principles Board Opinion No. 11 in accounting for income taxes. The cumulative effect of these accounting changes was recognized during the first quarter of 1993, as reflected in the Company's statement of income for the six month period ended June 30, 1993.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Weirton Steel Corporation:

     We have audited the accompanying consolidated balance sheets of Weirton Steel Corporation (a Delaware corporation) and subsidiary as of December 31, 1993 and 1992, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Weirton Steel Corporation and subsidiary as of December 31, 1993 and 1992, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

     As discussed in Notes 7, 8 and 9 to the consolidated financial statements, effective January 1, 1993, the Company changed its method of accounting for postretirement benefits other than pensions, postemployment benefits and income taxes.

                                                           Arthur Andersen & Co.
Pittsburgh, Pennsylvania
January 24, 1994
(except with respect to the matters discussed in Note 17, as to which the date is April 6, 1994)


WEIRTON STEEL CORPORATION

STATEMENTS OF INCOME
(Dollars in thousands, except per share data)

                                                                  YEAR ENDED DECEMBER 31,
                                                       ----------------------------------------------
                                                            1993              1992            1991
                                                       --------------      ----------      ----------
                                                       (CONSOLIDATED)
NET SALES...........................................     $1,201,093        $1,078,691      $1,036,335
OPERATING COSTS:
  Cost of sales.....................................      1,105,558         1,010,022       1,019,280
  Selling, general and administrative expense.......         32,458            30,470          29,148
  Depreciation......................................         49,113            38,617          34,335
  Restructuring charge..............................         17,340                --              --
                                                       ------------        ----------      ----------
    Total operating costs...........................      1,204,469         1,079,109       1,082,763
                                                       ------------        ----------      ----------
LOSS FROM OPERATIONS................................         (3,376)             (418)        (46,428)
OTHER INCOME (EXPENSE):
  Interest expense..................................        (52,802)          (40,921)        (32,833)
  Interest income...................................          2,626             3,073           3,156
                                                       ------------        ----------      ----------
    Net other expense...............................        (50,176)          (37,848)        (29,677)
                                                       ------------        ----------      ----------
LOSS BEFORE ESOP CONTRIBUTION.......................        (53,552)          (38,266)        (76,105)
  ESOP contribution.................................          2,610             2,610           2,610
                                                       ------------        ----------      ----------
LOSS BEFORE INCOME TAXES............................        (56,162)          (40,876)        (78,715)
  Income tax benefit................................        (13,272)           (4,763)         (4,000)
                                                       ------------        ----------      ----------
LOSS BEFORE EXTRAORDINARY ITEM......................        (42,890)          (36,113)        (74,715)
  Loss on early extinguishment of debt..............          6,549                --              --
                                                       ------------        ----------      ----------
LOSS BEFORE CUMULATIVE EFFECT OF ACCOUNTING
  CHANGES...........................................        (49,439)          (36,113)        (74,715)
  Cumulative effect on prior years of accounting
    changes.........................................       (179,803)            4,356              --
                                                       ------------        ----------      ----------
NET LOSS............................................     $ (229,242)       $  (31,757)     $  (74,715)
                                                       ============        ==========      ==========
Less: Preferred stock dividend requirement..........          3,125             3,125              --
                                                       ------------        ----------      ----------
NET LOSS APPLICABLE TO COMMON SHARES................     $ (232,367)       $  (34,882)     $  (74,715)
                                                       ============        ==========      ==========
PER SHARE DATA:
Weighted average number of common shares and
  equivalents.......................................         26,473            24,914          21,406
Loss per common share before extraordinary Item.....     $    (1.74)       $    (1.57)     $    (3.49)
    Extraordinary item..............................          (0.25)               --              --
                                                       ------------        ----------      ----------
Loss per common share before cumulative
  effect on prior years of accounting changes.......          (1.99)            (1.57)          (3.49)
    Cumulative effect of accounting changes.........          (6.79)             0.17              --
                                                       ------------        ----------      ----------
NET LOSS PER COMMON SHARE...........................     $    (8.78)       $    (1.40)     $    (3.49)
                                                       ============        ==========      ==========
PRO FORMA PER SHARE DATA:
Net loss applicable to common shares assuming change
  in method of depreciation is applied
  retroactively.....................................                       $  (39,238)     $  (68,231)
Net loss per common share...........................                       $    (1.57)     $    (3.19)

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

BALANCE SHEETS
(Dollars in thousands, except per share data)

                                                                                         DECEMBER 31,
                                                                                ------------------------------
                                                                                                       1992
                                                                                     1993           ----------
                                                                                --------------
                                                                                (CONSOLIDATED)
ASSETS:
Current assets:
  Cash and equivalents, includes restricted cash of $602 and $491,
    respectively.............................................................     $   89,002        $   61,195
  Receivables, less allowances of $5,719 and $5,545, respectively............        129,004           123,894
  Inventories................................................................        242,659           244,566
  Deferred income taxes......................................................         25,732                --
  Other current assets.......................................................          3,857             8,182
                                                                                ------------        ----------
      Total current assets...................................................        490,254           437,837
                                                                                ------------        ----------
Property, plant and equipment, net...........................................        523,728           559,074
Intangible assets............................................................         91,289                --
Deferred income taxes........................................................        117,273                --
Other assets and deferred charges............................................         18,170             8,535
                                                                                ------------        ----------
TOTAL ASSETS.................................................................     $1,240,714        $1,005,446
                                                                                ============       ===========
LIABILITIES:
Current liabilities:
  Current maturities of debt obligations.....................................     $       --        $   11,964
  Payables...................................................................        109,937            88,139
  Employment costs...........................................................         66,519            41,102
  Pension liability..........................................................         20,394            28,698
  Taxes other than income taxes..............................................         17,433            17,784
  Income taxes...............................................................             --             3,068
  Other......................................................................         13,755             9,379
                                                                                ------------        ----------
      Total current liabilities..............................................        228,038           200,134
Long term debt obligations...................................................        495,252           491,277
Long term pension obligations................................................        142,894            32,231
Postretirement benefits other than pensions..................................        308,985                --
Other long term liabilities..................................................         30,188            16,334
                                                                                ------------        ----------
      TOTAL LIABILITIES......................................................      1,205,357           739,976
                                                                                ------------        ----------
REDEEMABLE STOCK:
Preferred stock, 7,500,000 shares authorized:
  Preferred stock, Series A, $0.10 par value; 1,800,000 shares authorized;
    1,797,231 and 1,798,503 shares issued; 1,779,468 and 1,794,104
    subject to put...........................................................         26,084            26,090
  Less: Preferred Treasury Stock Series A, at cost, 17,763 and 4,399
    shares...................................................................           (130)              (25)
  Deferred ESOP compensation.................................................        (13,812)          (16,422)
  Preferred stock, Series B, $0.10 par value; 675,000 shares authorized;
    500,000 shares issued....................................................         24,579            24,559
                                                                                ------------        ----------
      TOTAL REDEEMABLE STOCK.................................................         36,721            34,202
                                                                                ------------        ----------
STOCKHOLDERS' EQUITY:
Preferred stock, Series A, $0.10 par value; 2,769 and 1,497 shares issued;
  not subject to put.........................................................             16                10
Common stock, $0.01 par value; 30,000,000 shares authorized; 26,719,752 and
    26,419,705 shares issued.................................................            267               264
Additional paid-in capital...................................................        335,776           334,834
Common shares issuable, 397,049 and 365,421 shares...........................          1,327             1,153
Retained earnings............................................................       (336,535)         (104,168)
Less: Common treasury stock, at cost, 381,405 and 208,353 shares.............         (2,215)             (825)
                                                                                ------------        ----------
      TOTAL STOCKHOLDERS' EQUITY (DEFICIT)...................................         (1,364)          231,268
                                                                                ------------        ----------
TOTAL LIABILITIES, REDEEMABLE STOCK AND STOCKHOLDERS' EQUITY.................     $1,240,714        $1,005,446
                                                                                ============       ===========

The accompanying notes are an integral part of these statements.


WEIRTON STEEL CORPORATION

STATEMENTS OF CASH FLOWS
(Dollars in thousands)

                                                                YEAR ENDED DECEMBER 31,
                                                          -----------------------------------
                                                            1993          1992         1991
                                                          ---------     --------     --------
                                                          (CONSOLIDATED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  NET LOSS.............................................   $(229,242)    $(31,757)    $(74,715)
  ADJUSTMENTS TO RECONCILE NET LOSS TO NET CASH
     PROVIDED BY OPERATING ACTIVITIES:
  Provision for contribution to ESOP and repayment of
     note..............................................       2,610        2,610        2,610
  Depreciation.........................................      49,113       38,617       34,335
  Amortization of debt discount........................         125          113          101
  Amortization of deferred compensation................          --           50          410
  Amortization of other noncurrent assets..............       1,840        1,056        1,513
  Deferred income taxes................................     (13,272)          --           --
  Restructuring charge.................................      17,340           --           --
  Cumulative effect of accounting changes..............     179,803       (4,356)          --
  Loss from early extinguishment of debt...............       6,549           --           --
  Cash provided (used) by working capital items:
     Receivables.......................................      (5,110)         769       (7,466)
     Inventories.......................................       1,907       11,940       47,152
     Other current assets..............................       4,325        6,219       (5,714)
     Payables..........................................      24,986       (9,248)     (17,582)
     Other current liabilities.........................      18,070      (10,907)      10,187
  Long term pension obligations........................      19,374        6,272        8,017
  Other................................................      (8,963)       1,944        4,268
                                                          ---------     --------     --------
NET CASH PROVIDED BY OPERATING ACTIVITIES..............      69,455       13,322        3,116
CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property, plant and equipment.......     (13,324)     (44,610)    (113,881)
                                                          ---------     --------     --------
NET CASH USED BY INVESTING ACTIVITIES..................     (13,324)     (44,610)    (113,881)
CASH FLOWS FROM FINANCING ACTIVITIES:
  Repayments of debt obligations.......................    (148,114)      (2,171)      (2,715)
  Proceeds from issuance of debt obligations...........     140,000           --      109,000
  Debt issuance fees...................................     (13,520)          --           --
  Proceeds from issuance of common stock...............          --        8,250       15,000
  Proceeds from issuance of preferred stock............          --           --       25,000
  Dividends paid.......................................      (3,125)      (3,125)          --
  Common shares issuable...............................       1,119        1,074        1,132
  Purchase of common treasury stock....................      (1,455)        (568)        (255)
  Other, principally net book overdrafts...............      (3,229)       4,860       (8,406)
                                                          ---------     --------     --------
NET CASH (USED) PROVIDED BY FINANCING ACTIVITIES.......     (28,324)       8,320      138,756
                                                          ---------     --------     --------
NET CHANGE IN CASH AND EQUIVALENTS.....................      27,807      (22,968)      27,991
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD............      61,195       84,163       56,172
                                                          ---------     --------     --------
CASH AND EQUIVALENTS AT END OF PERIOD..................   $  89,002     $ 61,195     $ 84,163
                                                          =========     ========     ========
SUPPLEMENTAL CASH FLOW INFORMATION:
  Interest paid, net of interest capitalized...........   $  47,311     $ 40,937     $ 31,068
  Income tax refunds...................................       1,779       11,009           --

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(Dollars in thousands, except per share data)

                                                                                       COMMON
                                                   COMMON STOCK       ADDITIONAL   SHARES ISSUABLE
                                                -------------------   PAID-IN    -------------------   RETAINED
                                                  SHARES     AMOUNT   CAPITAL     SHARES     AMOUNT    EARNINGS
                                                ----------   ------   --------   --------   --------   ---------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1990.....  19,949,118    $199    $308,958    271,641   $  1,638   $   6,210
  Net loss....................................          --      --          --         --         --     (74,715)
  Issuance of common stock....................   3,870,968      39      14,961         --         --          --
  Purchase of treasury stock..................          --      --          --         --         --          --
  Conversion of preferred stock...............          --      --          --         --         --          --
  Reclassification of preferred Series A not
    subject to put............................          --      --          --         --         --          --
  Employee stock purchase plan:
    Shares issued.............................     271,641       3       1,635   (271,641)    (1,638)         --
    Shares issuable...........................          --      --          --    352,542      1,132          --
  Dividends payable ($1.56 per preferred
    share, Series B)..........................          --      --          --         --         --        (781)
  Amortization of deferred compensation.......          --      --          --         --         --          --
                                                ----------   ------   --------   --------   --------   ---------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1991.....  24,091,727     241     325,554    352,542      1,132     (69,286)
  Net loss....................................          --      --          --         --         --     (31,757)
  Issuance of common stock....................   2,000,000      20       8,230         --         --          --
  Purchase of treasury stock..................          --      --          --         --         --          --
  Conversion of preferred stock...............          --      --          --         --         --          --
  Reclassification of preferred Series A not
    subject to put............................          --      --          --         --         --          --
  Employee stock purchase plan:
    Shares issued.............................     327,978       3       1,050   (327,978)    (1,053)         --
    Shares issuable...........................          --      --          --    340,857      1,074          --
  Dividends payable ($6.25 per preferred
    share, Series B)..........................          --      --          --         --         --      (3,125)
  Amortization of deferred compensation.......          --      --          --         --         --          --
                                                ----------   -----    --------   --------   --------   ---------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1992.....  26,419,705     264     334,834    365,421      1,153    (104,168)
  Net loss....................................          --      --          --         --         --    (229,242)
  Purchase of treasury stock..................          --      --          --         --         --          --
  Conversion of preferred stock...............          --      --          --         --         --          --
  Reclassification of preferred Series A not
    subject to put............................          --      --          --         --         --          --
  Employee stock purchase plan:
    Shares issued.............................     300,047       3         942   (300,047)      (945)         --
    Shares issuable...........................          --      --          --    331,675      1,119          --
  Dividends payable ($6.25 per preferred
    share, Series B)..........................          --      --          --         --         --      (3,125)
                                                ----------   ------   --------   --------   --------   ---------
CONSOLIDATED STOCKHOLDERS' EQUITY AT
  DECEMBER 31, 1993...........................  26,719,752    $267    $335,776    397,049   $  1,327   $(336,535)
                                                ==========   =====    ========   ========   ========   ==========

                                                                                        PREFERRED
                                                        COMMON                          SERIES A
                                                       TREASURY                      NOT SUBJECT TO
                                                        STOCK                               PUT
                                                 ------------------      DEFERRED     ---------------   STOCKHOLDERS'
                                                  SHARES     AMOUNT    COMPENSATION   SHARES   AMOUNT      EQUITY
                                                 --------    -------   ------------   ------   ------   ------------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1990.....       369     $    (4)     $ (460)        --     $ --     $  316,541
  Net loss....................................        --          --          --         --       --        (74,715)
  Issuance of common stock....................        --          --          --         --       --         15,000
  Purchase of treasury stock..................    78,363        (256)         --         --       --           (256)
  Conversion of preferred stock...............      (174)          1          --         --       --              1
  Reclassification of preferred Series A not
    subject to put............................        --          --          --        625        6              6
  Employee stock purchase plan:
    Shares issued.............................        --          --          --         --       --             --
    Shares issuable...........................        --          --          --         --       --          1,132
  Dividends payable ($1.56 per preferred
    share, Series B)..........................        --          --          --         --       --           (781)
  Amortization of deferred compensation.......        --          --         410         --       --            410
                                                 --------    -------      ------      ------   ------     ----------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1991.....    78,558        (259)        (50)       625        6        257,338
  Net loss....................................        --          --          --         --       --        (31,757)
  Issuance of common stock....................        --          --          --         --       --          8,250
  Purchase of treasury stock..................   130,056        (568)         --         --       --           (568)
  Conversion of preferred stock...............      (261)          2          --         --       --              2
  Reclassification of preferred Series A not
    subject to put............................        --          --          --        872        4              4
  Employee stock purchase plan:
    Shares issued.............................        --          --          --         --       --             --
    Shares issuable...........................        --          --          --         --       --          1,074
  Dividends payable ($6.25 per preferred
    share, Series B)..........................        --          --          --         --       --         (3,125)
  Amortization of deferred compensation.......        --          --          50         --       --             50
                                                 -------     -------      ------      -----    -----     -----------
STOCKHOLDERS' EQUITY AT DECEMBER 31, 1992.....   208,353        (825)         --      1,497       10        231,268
  Net loss....................................        --          --          --         --       --       (229,242)
  Purchase of treasury stock..................   181,200      (1,455)         --         --       --         (1,455)
  Conversion of preferred stock...............    (8,148)         65          --         --       --             65
  Reclassification of preferred Series A not
    subject to put............................        --          --          --      1,272        6              6
  Employee stock purchase plan:
    Shares issued.............................        --          --          --         --       --             --
    Shares issuable...........................        --          --          --         --       --          1,119
  Dividends payable ($6.25 per preferred
    share, Series B)..........................        --          --          --         --       --         (3,125)
                                                 --------    -------      ------      -----    ------    -----------
CONSOLIDATED STOCKHOLDERS' EQUITY AT
  DECEMBER 31, 1993...........................   381,405     $(2,215)     $   --      2,769     $ 16     $   (1,364)
                                                 =======     =======     ========    ======    =====     ==========

The accompanying notes are an integral part of these statements.

WEIRTON STEEL CORPORATION

NOTES TO FINANCIAL STATEMENTS
(In thousands of dollars, except per share amounts, or in millions of dollars where indicated)

NOTE 1.
BASIS OF PRESENTATION

     For the periods ended and as of December 31, 1993, the financial statements herein include the accounts of Weirton Steel Corporation and its wholly-owned subsidiary, Weirton Receivables, Inc. Prior to August 26, 1993, the financial statements include only the accounts of Weirton Steel Corporation. Weirton Steel Corporation and/or Weirton Steel Corporation together with its subsidiary are hereafter referred to as the "Company."

     Certain portions of the prior periods' financial statements have been reclassified where necessary to conform to the presentation used in the current period.

NOTE 2.
ORGANIZATION AND BACKGROUND

     The Company and its predecessor companies have been in the business of making and the finishing of steel products for more than eighty years. From November 1929 to January 1984, the Company's business had been operated as a division of National Steel Corporation ("NSC"). Incorporated in Delaware in November 1982, the Company acquired the principal assets of NSC's former Weirton Steel Division in January 1984. In connection with the asset purchase, NSC retained liability for claims and litigation arising out of the operation of its former Weirton Steel Division based on occurrences prior to May 1, 1983, principally related to pension benefits for active employees based upon service prior to the sale and pension benefits, life insurance and health care for retired employees.

     From January 1984 until June 1989, the Company was owned in its entirety by its employees through an Employee Stock Ownership Plan (the "1984 ESOP"). In June 1989, the 1984 ESOP completed a public offering of 4.5 million shares of common stock of the Company, which security is now listed and traded on the New York Stock Exchange.

     In connection with the public offering of common stock, in June 1989, the Company also sold 1.8 million shares of Convertible Voting Preferred Stock, Series A (the "Series A Preferred") to a new Employee Stock Ownership Plan (the "1989 ESOP"). Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, and is entitled to ten times the number of votes of the common stock into which it is convertible.

     In October 1991, in connection with an iron ore pellet supply agreement, the Company issued .5 million shares of Redeemable Preferred Stock, Series B (the "Series B Preferred") to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25 million. Holders of the Series B Preferred do not generally vote on stockholder matters.

     In September 1991, the Company issued to its defined benefit pension plan (the "Pension Plan") 3,870,968 shares of its common stock (the "1991 Pension Plan Shares") having an aggregate fair value of $15.0 million. In September 1992, the Company issued 2.0 million shares of its common stock (the "1992 Pension Plan Shares") having an aggregate fair value of $8.25 million to the Pension Plan in a substantially similar transaction.

     Substantially all of the Company's employees participate in the two ESOPs which, after giving effect to the above-mentioned transactions, own approximately 52% of the combined issued and outstanding common and preferred shares of the Company at December 31, 1993. This, in turn, accounts for approximately 75% of the voting power of the Company's voting stock.

NOTE 3.
SIGNIFICANT ACCOUNTING POLICIES

  Cash

     The liability representing outstanding checks written on a zero-balance general disbursement bank account that is funded as the checks clear the bank are included in accounts payable for financial statement presentation. Such amounts were $5,092, $8,281 and $3,410 at December 31, 1993, 1992 and 1991,
respectively.

  Cash Equivalents

     Cash equivalents, which consist primarily of certificates of deposit, commercial paper and time deposits, are stated at cost, which approximates fair value. For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with an original maturity of 90 days or less to be cash equivalents.

  Inventories

     Inventories are stated at the lower of first-in, first-out (FIFO) cost or market. Inventory costs include materials, labor and manufacturing overhead.

  Property, Plant and Equipment

     Property, plant and equipment is valued at cost. Major additions are capitalized, while the cost of maintenance and repairs which did not improve or extend the lives of the respective assets is charged to expense in the year incurred. Interest costs applicable to facilities under construction are capitalized. Gains or losses on property dispositions are credited or charged to income.

     The Company changed its method of accounting for depreciation of its steelmaking facilities effective January 1, 1992, from the straight-line method to a production-variable method which adjusts straight-line depreciation to reflect actual production levels. The Company believes the production-variable method of depreciation is preferable to the method previously used because it recognizes that depreciation of steelmaking facilities is related substantially to both physical wear and the passage of time. Moreover, this method of depreciating steelmaking facilities is an accepted industry practice which, accordingly, allows for a meaningful comparison of the Company's operations to that of its competitors. The cost of relining blast furnaces is amortized over the estimated life of the lining based upon production.

  Postretirement Benefits Other Than Pensions

     Effective January 1, 1993, the Company changed its method of accounting for the costs of postretirement benefits other than pensions from the cash method to an accrual method pursuant to the provisions of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

  Postemployment Benefits

     Effective January 1, 1993, the Company adopted the provisions of SFAS No. 112, "Employers' Accounting for Postemployment Benefits." Under the Company's previous method of accounting, certain employee benefits covered by this new standard were accounted for on the cash method, while certain other benefits were accounted for on an accrual method. Effective with the adoption of the new standard, the value of all such benefits is actuarially determined and recognized on an accrual method.

  ESOP Accounting

     The Company recognizes ESOP expense based upon required contributions to the plan. The resulting compensation expense approximates the cost of shares allocated for the period. Shares allocable to participants for a given year are determined based on the ratio of the current year's debt service payment to total estimated debt service. Shares to be allocated to individual participants are based on the participants' relative compensation.

  Research and Development

     Research and development costs related to improvement of existing products, development of new products and the development of more efficient operating techniques are charged to expense as incurred and totaled $5,430, $4,686 and $5,305 in 1993, 1992 and 1991, respectively.

  Income Taxes

     Effective January 1, 1993, the Company changed its method of accounting for income taxes for financial reporting by adopting the provisions of SFAS No. 109, "Accounting for Income Taxes." The Company had previously accounted for income taxes pursuant to the provisions of Accounting Principles Board Opinion ("APBO") No. 11, "Accounting for Income Taxes." Under the new method, deferred income tax assets and liabilities are recognized to reflect the future income tax consequences of carryforwards and differences between the tax bases and financial accounting bases of assets and liabilities.

NOTE 4.
INVENTORIES

     Inventories consisted of the following at December 31, 1993 and 1992:

                                                                      DECEMBER 31,
                                                                 -----------------------
                                                                   1993          1992
                                                                 ---------     ---------
    Raw materials.............................................   $  74,766     $  78,017
    Work-in-process...........................................      74,109        74,950
    Finished goods............................................      93,784        91,599
                                                                 ---------     ---------
                                                                 $ 242,659     $ 244,566
                                                                 =========     =========

NOTE 5.
PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at December 31, 1993 and 1992:

                                                                      DECEMBER 31,
                                                                 -----------------------
                                                                   1993          1992
                                                                 ---------     ---------
    Land......................................................   $     810     $     810
    Buildings.................................................       7,918         7,918
    Machinery,equipment and other.............................     685,863       649,679
    Construction-in-progress..................................      62,391        84,982
                                                                 ---------     ---------
                                                                   756,982       743,389
    Less: Allowances for depreciation.........................    (233,254)     (184,315)
                                                                 ---------     ---------
                                                                 $ 523,728     $ 559,074
                                                                 =========     =========

     Capitalized interest costs applicable to facilities under construction for the years ended December 31, 1993, 1992 and 1991 amounted to $0.8 million, $6.1 million and $12.8 million, respectively.

     The change in accounting method for depreciation of steelmaking facilities resulted in a decrease in depreciation expense of $4.7 million in 1992, with a cumulative effect on the years prior to the change which decreased the net loss in 1992 by $4.4 million.

NOTE 6.
FINANCING ARRANGEMENTS

  Debt Obligations

                                                                           DECEMBER 31,
                                                                       ---------------------
                                                                         1993         1992
                                                                       --------     --------
Revolving Credit due 6/30/93........................................   $     --     $ 59,000
Term Loans due 6/30/93..............................................         --       50,000
11 1/2% Senior Notes due 3/1/98.....................................    140,000           --
11.45% Senior Notes due 10/15/98....................................         --       25,000
9.00% Senior ESOP Notes due 6/30/99.................................         --       14,114
10 7/8% Senior Notes due 10/15/99...................................    300,000      300,000
8 5/8% Pollution Control Bonds due 11/1/2014........................     56,300       56,300
                                                                       --------     --------
                                                                        496,300      504,414
Less: Unamortized debt discount.....................................      1,048        1,173
Less: Current maturities of debt obligations                                 --       11,964
                                                                       --------     --------
     Long term debt obligations.....................................   $495,252     $491,277
                                                                       ========     ========

     On October 17, 1989, the Company completed a public offering of its senior notes in the principal amount of $300 million. These unsecured senior notes bear interest at 10 7/8%, mature October 15, 1999, are senior to all the Company's subordinated obligations and equal to the Company's other senior indebtedness. The indenture governing these senior notes provides for an option, in the event certain "qualifying downgrades" occur in the rating of the senior notes following the occurrence of certain designated events related to changes in control of the Company, whereby noteholders will have the option to cause the Company to repurchase the senior notes at 100% of principal plus accrued interest.

     On November 1, 1989, the Company refinanced two previous pollution control bond issues having an aggregate principal amount of $56.3 million. The 1989 pollution control bonds bear interest at 8 5/8%, mature November 1, 2014, and are subject to an option similar to that governing the 10 7/8% senior notes.

     On March 4, 1993, the Company completed a public offering of $140 million of its senior notes. These unsecured senior notes bear interest at 11 1/2% per annum, mature March 1, 1998, are senior to all subordinated obligations of the Company and equal to the Company's other senior indebtedness. The senior notes are not redeemable prior to maturity, except that prior to March 1, 1995, the Company has the option to redeem up to $50 million in principal amount at a redemption price of 109.2% with the proceeds from the issuances of certain capital stock. The indenture governing the senior notes does not contain restrictive financial maintenance covenants, but does contain other covenants similar to those normally associated with this type of financing that limit, among other things, the incurrence of additional indebtedness, the declaration and payment of dividends and distributions on the Company's capital stock, as well as mergers, consolidations, liens, and sales of certain assets. Under covenants affecting the Company's ability to pay dividends on its common stock, the Company is limited as to the payment of aggregate dividends after March 31, 1993, to the greater of (i) $5.0 million or (ii) $5.0 million plus one-half of the Company's cumulative consolidated net income since March 31, 1993, plus the net proceeds from future issuances of certain capital stock less certain allowable payments. As of December 31, 1993, pursuant to this covenant, the Company's ability to pay dividends on its common stock was limited to $5.0 million. Upon the occurrence of a change in control, as defined under the indenture, holders of the senior notes will have the option to cause the Company to repurchase their senior notes at 101% of the principal amount, plus accrued interest to the date of repurchase.

     The net proceeds of approximately $135.6 million resulting from the senior notes offering, together with available cash, were applied toward the repayment of borrowings under the Company's former credit agreement, term loans and 11.45% Senior Notes due 1998 and the repurchase of the 9.00% Senior ESOP Notes due 1999, thereby relieving the Company from certain restrictive financial covenants associated with those financing sources.

     The Company incurred certain costs in the first quarter of 1993 in connection with the prepayment of the bank and institutional debt which approximated $6.5 million on an after-tax basis. This amount is recognized as an extraordinary item in the Company's consolidated statement of income.

     As a result of this refinancing, the Company does not have any scheduled principal payments until 1998 when the $140 million principal amount of the 11 1/2% senior notes becomes due.

  Credit Facilities

     The Company entered into an agreement dated as of June 1, 1990, with six banks (the "Credit Agreement") that provided a $100 million unsecured revolving credit facility. The agreement included a $20 million letter of credit subfacility. Interest options included prime rate, Eurodollar, CD or money market loan rates.

     On September 27, 1990, and November 20, 1990, the Company entered into agreements for term loans (the "Term Loans") with two banks. Each agreement had provided the Company with $25 million on an unsecured, floating rate term basis.

     The Credit Agreement and Term Loans contained certain similar restrictive financial covenants. At December 31, 1992, $109 million was borrowed and $18.6 million in letters of credit were in place under these facilities. Effective December 29, 1992, the Company and its bank lenders agreed to amend the credit facilities in a number of respects. In connection with the amendments, the Company's borrowing capacity under the revolving bank credit facility was limited to amounts already outstanding; the bank term loans were shortened in maturity from September 30, 1993, to June 30, 1993; outstanding loans that bore interest on a LIBOR basis were shifted to a "prime plus" basis; and the effective interest rates on such loans generally were increased. The Company also agreed to apply the proceeds from its offering of senior notes, described above, toward payment of all bank debt. Substantially similar amendments were made to financial covenants under the Company's remaining institutional debt represented by its 11.45% Senior Notes due 1998 and 9.00% Senior ESOP Notes due 1999.

  Receivables Participation Agreement

     On August 26, 1993, the Company initiated, through a new subsidiary, a receivables participation agreement with a group of five banks. The facility provides for a total commitment by the banks of up to $85 million, including a letter of credit subfacility of up to $25 million. To implement the facility, the Company sold substantially all of its accounts receivable, and will sell additional receivables as they are generated, to its wholly-owned subsidiary known as "Weirton Receivables, Inc." The subsidiary is expected to finance its ongoing receivables purchases from a combination of cash collections on receivables already in the pool, short term intercompany obligations, issuances of redeemable stock, and cash proceeds derived from selling interests in the receivables to the participating banks from time to time. As of December 31, 1993, while no funded participation interests had been sold under the facility, $3.1 million in letters of credit under the subfacility were in place at such date. The amount of participation interests committed to be purchased by the banks will fluctuate depending upon the amounts and nature of future receivables generated by the Company which are sold into the program and certain financial tests applicable to them. With respect to the receivables comprising the pool at December 31, 1993, and the financial tests applicable to such, and after reduction for amounts in place under the letter of credit subfacility, the base amount available for cash sales was approximately $64.6 million. During the period beginning August 26, 1993, through December 31, 1993, the base amount available for cash sales ranged from $64.3 million to $81.8 million.

     Funded purchases of participation interests by the banks under the facility are generally available on a revolving basis for three years, subject to extension as agreed to by the banks. Weirton Steel Corporation will continue to act as servicer of the assets sold into the program and will continue to make billings and collections in the ordinary course of business according to its established credit practices. Except for warranties given by Weirton Steel Corporation concerning the eligibility of receivables sold to Weirton Receivables, Inc. under the program, the transactions under the facility are generally nonrecourse. Weirton Receivables, Inc.'s commitments to the banks, which do not include warranties as to collectibility of the receivables, but do include those typical of sellers of similar property, are secured by its interest in the receivables and related security. Weirton Receivables, Inc. is subject to certain restrictions regarding its indebtedness, liens, asset sales not contemplated by the facility, guarantees, investments, other transactions with its affiliates, including Weirton Steel Corporation, and the maintenance of a minimum net worth of not less than the greater of $5.0 million or 10% of the outstanding receivables. At December 31, 1993, Weirton Receivables, Inc. had a net worth of $116.5 million and outstanding receivables of $112.3 million. The banks and other creditors of Weirton Receivables, Inc. have priority claim on all assets of Weirton Receivables, Inc. prior to those assets becoming available to any of Weirton Steel Corporation's creditors.

  Leases

     The Company also uses certain lease arrangements to supplement its financing activities.

     Rental expense under operating leases was $7,346, $6,419 and $6,486 for the years 1993, 1992 and 1991, respectively. The minimum future lease payments under noncancelable operating leases are $6,427, $2,893, $1,932, $1,660 and $1,092 for 1994 through 1998 and $82 after 1998.

NOTE 7.
EMPLOYEE RETIREMENT BENEFITS

  Pensions

     The Company's Pension Plan covers substantially all employees. The Pension Plan provides benefits that are based generally upon years of service and compensation during the final years of employment.

     The Company's funding policy is influenced by its general cash requirements but, at a minimum, complies with the funding requirements of Federal laws and regulations. During the calendar years of 1993, 1992 and 1991, the Company contributed $25,648, $28,790 and $26,488, respectively, to the Pension Plan. In 1992 and 1991, a portion of the Company's contributions was made in the form of the Company's common stock.

     In September 1992, the Company issued to the Pension Plan the 1992 Pension Plan Shares having an aggregate fair value of $8.25 million. Under the governing agreement with the independent fiduciary of the Pension Plan, the Pension Plan obtained the right, which was not transferable with the stock, to require the Company to reimburse the Pension Plan for certain realized losses it may incur upon disposition of the shares below their issuance value of $4.125 per share. Under the terms of the agreement, the Pension Plan's right to reimbursement following disposition of the shares arose only in the event the trading price of the common stock fell below 80% of the per share issuance value and expired after the trading price equalled or exceeded $8.00 per share for 60 consecutive trading days. In September 1991, the Company issued the 1991 Pension Plan Shares having an aggregate fair value of $15 million in a substantially similar transaction at an issuance value of $3.875 per share. The Company's reimbursement obligations with respect to the 1991 and 1992 Pension Plan Shares were secured by letters of credit totaling $15.5 million. During the second and third quarters of 1993, the trading price of the Company's common stock equalled or exceeded $8.00 per share for 60 consecutive trading days. As a result, the fiduciary's right to require the Company to reimburse the Pension Plan expired.

     The Pension Plan's assets are held in trust, the investments of which consist primarily of common stocks, including the above-mentioned 5.9 million common shares of the Company with market values of $37.4 million and $22.0 million at December 31, 1993 and 1992, respectively, fixed income securities and short term investments.

     Following are the components of the Company's net pension cost recognized in 1993, 1992 and 1991:

                                                                YEAR ENDED DECEMBER 31,
                                                           ----------------------------------
                                                             1993         1992         1991
                                                           --------     --------     --------
Service cost............................................   $ 10,192     $ 11,645     $ 13,592
Interest cost on projected benefit obligation...........     41,714       34,135       32,107
Actual return on plan assets............................    (30,300)     (11,036)     (50,698)
Net amortization and deferral...........................     15,112       (8,592)      39,846
                                                           --------     --------     --------
                                                           $ 36,718     $ 26,152     $ 34,847
                                                           ========     ========     ========

     The following table reconciles the funded status of the Company's plan to the accrued pension obligation recognized in the balance sheets at December 31, 1993 and 1992:

                                                                         1993         1992
                                                                       --------     --------
Actuarial present value of accumulated benefit obligation:
     Vested.........................................................   $461,449     $273,494
     Nonvested......................................................     40,324       49,798
                                                                       --------     --------
                                                                        501,773      323,292
Effect of projected compensation increases..........................     81,516      113,645
                                                                       --------     --------
Actuarial present value of projected benefit obligation.............    583,289      436,937
Plan assets at fair value...........................................    338,485      304,076
                                                                       --------     --------
Projected benefit obligation in excess of plan assets...............    244,804      132,861
Items not yet recognized in the balance sheet:
     Actuarial gains (losses).......................................    (51,433)      26,704
     Remaining net obligation at transition.........................    (67,912)     (75,302)
     Prior service cost.............................................    (53,460)     (23,334)
Additional minimum liability........................................     91,289           --
                                                                       --------     --------
     Accrued pension obligation.....................................   $163,288     $ 60,929
                                                                       ========     ========

     The accrued pension obligation is classified in the balance sheets at December 31, 1993 and 1992 as follows:

                                                                         1993         1992
                                                                       --------     --------
Pension liability, a component of current liabilities...............   $ 20,394     $ 28,698
Long term pension obligation........................................    142,894       32,231
                                                                       --------     --------
                                                                       $163,288     $ 60,929
                                                                       ========     ========

     The Company's projected, accumulated and vested pension obligations and expense have been actuarially measured through the use of certain significant assumptions in accordance with SFAS No. 87, "Employers' Accounting for Pensions."

     The table below depicts the assumptions used to measure the Company's pension obligations and expense.

                                                            1993           1992         1991
                                                        ------------     --------     --------
Weighted average interest rate used to discount the
  projected, accumulated and vested benefit
  obligations to present value.......................       7.5%          8.75%        9.25%
Expected rate of return on plan assets...............      8.75%          9.25%        9.25%
Assumed increase in compensation levels..............        2%             5%           5%
                                                         for three       annually     annually
                                                        years and 4%
                                                         thereafter

     The assumed weighted average interest rate used to discount the pension obligations to present value is based upon the rates of return on high-quality, fixed-income investments currently available matched against expected benefit cash flows, thereby reflecting a rate at which the obligations could be effectively settled.

     The significant increase in the Company's pension obligations as of December 31, 1993, compared to the prior year end reflects, in part, the recent trend of declining rates of return on long term investments. The accumulated pension benefit obligation as of December 31, 1993, exceeds assets available for plan benefits and unfunded accrued obligations by $91.3 million, resulting in the Company recognizing an additional minimum liability and an intangible asset of an equal amount.

  Benefits Other Than Pensions

     Substantially all of the Company's retirees are covered under medical and life insurance plans. Retirees who have not yet reached age 65 are entitled to medical benefits that provide for first-dollar coverage on certain hospital and surgical services, major medical coverage that contains retiree-paid deductibles and co-insurance requirements, and a prescription drug program under which a majority of the cost is paid by the Company. Retirees who have reached age 65 are covered by the same plan, except they are not eligible for the prescription drug program and the payment of plan benefits is coordinated with Medicare on a nonduplication basis.

     Coverage under the medical plan is extended to spouses and unmarried children with certain age restrictions. Eligibility for benefits continues beyond the death of the retiree or active employee eligible to retire.

     Life insurance benefits provided to retirees are generally based upon annual basic pay at retirement for salaried employees and specific amounts for hourly employees.

     The Company does not prefund retiree medical and life insurance benefits and does not anticipate doing so in the future. The amount of cash used by the Company to pay for these benefits was $9.9 million and $6.2 million for 1992 and 1991, respectively. Through December 31, 1992, these amounts were charged to operations on the cash basis in accordance with the Company's accounting policy in effect up to that date.

     Effective January 1, 1993, the Company adopted the provisions of SFAS No.
106. This new accounting method requires the accrual of the estimated cost of retirees' medical and other benefits over the period during which employees render the service that qualifies them for such benefits. The provisions of the new standard allow for the "transition obligation," representing benefits earned in prior periods by both retirees and current employees, to be recognized in the period in which the new standard is adopted or amortized prospectively over a period of up to 20 years. The Company elected to recognize immediately its transition obligation which at January 1, 1993, was actuarially determined to be $303.9 million.

     The amount of net periodic expense for postretirement health care and life insurance benefits recognized in 1993 is comprised of the following:

        Service cost-benefits earned during period........................   $11,833
        Interest cost on accumulated postretirement benefit obligation....    18,548
                                                                             -------
             Net periodic expense.........................................   $30,381
                                                                             =======

     The net periodic expense in 1993 for retiree medical and life insurance benefits actuarially determined in accordance with SFAS No. 106 exceeded the $12.4 million cash outlay for providing such benefits by approximately $18.0 million.

     The following table sets forth the components of the accumulated postretirement benefit transition obligation and the reconciliation of amounts recognized in the Company's balance sheet as of December 31, 1993:

                                                                  JANUARY 1,     DECEMBER 31,
                                                                     1993            1993
                                                                  ----------     ------------
Accumulated postretirement benefit obligation attributable to:
     Retirees and beneficiaries................................    $135,278        $131,494
     Active employees fully eligible for benefits..............      69,975          75,142
     Other active participants.................................      98,665         118,671
                                                                   --------        --------
Total accumulated postretirement benefit obligation............     303,918         325,307
Actuarial loss not yet recognized..............................          --          (3,322)
                                                                   --------        --------
     Accrued postretirement benefit............................    $303,918        $321,985
                                                                   ========        ========

     The accrued postretirement benefit obligation as of December 31, 1993, is recognized in the Company's consolidated balance sheet as follows:

Accrued postretirement benefits, a component of accrued employment costs.........   $ 13,000
Postretirement benefits other than pensions......................................    308,985
                                                                                    --------
                                                                                    $321,985
                                                                                    ========

     The accumulated postretirement benefit transition obligation recognized as of January 1, 1993, was actuarially determined using a method that applied specific interest rates to future cash flows when discounting the obligation to its present value. For purposes of measuring the transition obligation, the interest rates associated with future cash flows began at 6% and graded up to 8.5% for years after 1996. The medical cost trend rate for retirees who had not yet reached age 65 were 11.0% (16.2% for major medical) in 1993, grading down to an ultimate rate of 5.5% in 2003. Rates for retirees 65 and older began at 9.0% in 1993 and graded down to an ultimate rate of 5.5% in 2003. For purposes of measuring life insurance benefits as of January 1, 1993, increases in compensation levels were assumed to be 5.0%. The recent decline in long term interest rates, as described above affecting the measurement of the Company's pension obligations, also affects the measurement of the Company's accumulated obligation for retiree health care and life insurance benefits, albeit to a lesser degree. The interest rate associated with future cash flows and used to discount the accumulated postretirement benefit obligation to present value as of December 31, 1993, was also adjusted downward to 7.5%. The medical cost trend rates for retirees who have not yet reached age 65 is 10% (14.4% for major medical) in 1994, grading down to an ultimate rate of 4.5% in 2003. Rates for retirees 65 and older begin at 8.5% in 1994, and grade down to an ultimate rate of 4.5% in 2003. For purposes of measuring life insurance benefits, increases in compensation levels were assumed to be 2% for the next three years and 4% thereafter. A one percentage point increase in the assumed health care trend rates for each future year would have increased the aggregate of the service and interest cost components of the 1993 net periodic expense by $4.8 million and would have increased the accumulated postretirement benefit obligation as of December 31, 1993, by $40.5 million.

  Other

     As part of the Company's organization, NSC agreed to retain liability for pension service and the cost of life and health insurance for employees of the Company's predecessor business who retired through May 1, 1983. NSC also retained the liability for pension service through May 1, 1983, for employees of the predecessor business who became active employees of the Company.

  Restructuring Charge

     In the first quarter of 1993, the Company recognized a pretax restructuring charge of $17.3 million to account for the costs associated with implementing an enhanced retirement package. The early retirement package is part of the Company's ongoing cost reduction program.

NOTE 8.
POSTEMPLOYMENT BENEFITS

     Effective January 1, 1993, the Company adopted the provisions of SFAS No.
112. This new standard requires the Company to recognize on its balance sheet the present value of its obligation to provide certain benefits to former or inactive employees who are not yet eligible for retirement. Liabilities associated with (i) workers' compensation, (ii) severance programs which include medical coverage continuation and (iii) sickness and accident protection, which includes medical and life insurance benefits, are the major items comprising the Company's obligation for postemployment benefits.

     For purposes of actuarially measuring the Company's postemployment obligation as of January 1, 1993, an interest rate of 8.5% was used to discount the obligation to its present value. Consistent with the basis that was used to measure the Company's accumulated obligations for pensions and retiree health care and life insurance benefits, the interest rate used to discount the accumulated postemployment obligation to present value as of December 31, 1993 was adjusted downward to 7.5%. Other actuarial assumptions and demographic data used to value this obligation as of December 31, 1993 and at transition were consistent with those used to value pension or other postretirement benefits as the case may be.

     Upon determination as of January 1, 1993, of the accumulated postemployment transition obligation, and after considering amounts already accrued, the Company was required to recognize a cumulative accounting charge of $4.0 million to fully recognize its postemployment obligation as of January 1, 1993.

NOTE 9.
INCOME TAXES

     Effective January 1, 1993, the Company adopted the provisions of SFAS No.
109. The Company previously accounted for income taxes pursuant to the provisions of APBO No. 11. Under this new method, deferred income tax assets and liabilities are recognized which reflect the future tax consequences of net operating loss and tax credit carryforwards and differences between the tax and financial reporting bases of assets and liabilities. As a result of implementing the change in accounting principle, a net deferred tax asset of $11.9 million was recognized relating to net operating loss carryforwards and other tax attributes existing as of January 1, 1993. In addition, the effect of the new income tax method as applied to the Company's adoption of SFAS Nos. 106 and 112 as of January 1, 1993, was the recognition of additional deferred tax assets of $115.5 million and $.8 million, respectively. The combined effect of these items resulted in the recognition of a $128.2 million net deferred tax asset and a net income tax benefit of an equal amount.

The components of the Company's deferred income tax assets and liabilities arising under SFAS No. 109 are as follows:

                                                                  JANUARY 1,     DECEMBER 31,
                                                                     1993            1993
                                                                  ----------     ------------
Deferred tax assets:
     Net operating loss and tax credit carryforwards...........    $ 76,150        $ 94,988
     Deductible temporary differences:
          Inventories..........................................      15,388          13,696
          Property, plant and equipment........................      11,140          11,619
          Pensions and other long term liabilities.............      20,209          36,499
          Postretirement benefits other than pensions..........     115,520         125,732
          Other deductible temporary differences...............      10,260           9,331
     Valuation allowance.......................................     (38,835)        (50,768)
                                                                   --------        --------
                                                                    209,832         241,097
Deferred tax liabilities:
     Accumulated depreciation..................................     (81,635)        (98,092)
                                                                   --------        --------
     Net deferred tax asset....................................    $128,197        $143,005
                                                                   ========        ========

     As of December 31, 1993, the Company had available for Federal and state income tax purposes regular net operating loss carryforwards of approximately $194.8 million expiring in 2006 through 2008; alternative minimum tax net operating loss carryforwards of approximately $13.6 million which expire in 2007; an alternative minimum tax credit of approximately $4.7 million; and general business tax credits of approximately $14.1 million.

     As of January 1, 1993, deferred tax liabilities associated with existing taxable temporary differences exceeded deferred tax assets from future deductible temporary differences, excluding those attributable to SFAS No. 106, by approximately $24.6 million. The recognition by the Company as of January 1, 1993, of the entire transition obligation related to adopting the provisions of SFAS No. 106 resulted in the recognition of a $115.5 million deferred tax asset. Future operating costs under SFAS No. 106 are expected to exceed deductible amounts for income tax purposes for many years. In addition, under current Federal tax regulations, should the Company incur tax losses in future periods, such losses may be carried forward to offset taxable income for a period of up to 15 years. Based upon the length of the period during which the SFAS No. 106-generated deferred tax asset can be utilized, and the Company's expectations regarding its ability to generate taxable earnings over the long term, the Company believes that it is more likely than not that future taxable income will be sufficient to fully offset these future deductions. The Company believes its potential to generate sustained taxable earnings over the long term and its ability to further utilize existing net operating loss carryforwards and tax credits, is supported primarily through the future productivity benefits of its recent capital improvement program and current business strategy which calls for certain cost reductions and other opportunities. Under its capital improvement program, which was substantially completed in 1992, the Company spent in excess of $550 million to upgrade its steelmaking and hot rolling facilities. As a result of the program, the Company's enhanced production capabilities have allowed it to achieve significant operating efficiencies, including improving its overall yields from liquid steel to finished production and expanding its potential sheet market to more than three times the size of its previous potential market. Manpower reductions and improved operating practices have also increased the Company's productivity; and in the first quarter of 1994, it entered into new collective bargaining agreements which, among other things, limit the Company's exposure to increased costs of providing health care to its work force while providing increased medical coverages. The length of time associated with the carryforward period available to utilize existing net operating losses and certain tax credits is more definite. A significant portion of the Company's net operating losses is attributable to the realization of differences between tax and financial reporting bases of the Company's fixed assets. In the aggregate, such differences, including depreciation, are expected to reverse within the allowable carryforward periods. The Company believes its ability to utilize its deferred tax attributes in the near term will be favorably affected by its capital improvement program and business strategy. In addition, certain tax planning strategies that include, but are not limited to, changes in methods of depreciation for tax purposes, adjustments to employee benefit plan funding strategies, and potential sale lease back arrangements, could be employed to avoid expiration of the attributes. Notwithstanding the Company's expectations, it has conservatively provided a valuation allowance to reduce the carrying value of its recognized deferred tax assets.

     As of January 1, 1993, a valuation reserve of $38.8 million was recognized as a component of its cumulative accounting adjustment which provided for a reduction in the carrying value of the Company's gross deferred tax assets of approximately 15%, a reduction in the carrying value of its net deferred tax assets of approximately 25%, and a reduction equal to approximately 50% of the carrying value associated with the Company's net operating loss carryforwards and tax credits. During 1993, the Company generated additional net operating losses and throughout the year recognized adjustments to its valuation reserve that would result in net carrying values for the components of its deferred taxes on a basis consistent with valuation adjustments established as of January 1, 1993.

     The elements of the Company's deferred income tax benefit associated with its loss before extraordinary items and cumulative effect of accounting changes along with the allocation of deferred taxes to other income statement items are as follows:

                                                                          1993
                                                                        --------
            Deferred income taxes:
                 Federal.............................................   $ 21,421
                 State...............................................      2,248
            Provision for valuation allowance........................    (10,397)
                                                                        --------
                      Deferred income tax benefit....................     13,272
            Other components of the Company's total deferred income
              tax benefit are allocated to the consolidated statement
              of income as follows:
                 Deferred income tax benefit allocated to
                   extraordinary item................................      1,536
                 Deferred income tax benefit allocated to cumulative
                   effect on prior years of accounting changes.......    128,197
                                                                        --------
                      Total deferred income tax benefit..............   $143,005
                                                                        ========

     During August 1993, the statutory rate applicable to Federal income taxes increased to 35% from 34% retroactive to January 1, 1993, thereby increasing the realizable value of the Company's unutilized deferred tax assets. Net carrying values were adjusted accordingly in the fourth quarter of 1993 along with the recognition of certain other charges applicable to prior years' tax attributes and unfavorable post-filing adjustments. As such, the total income tax benefit recognized by the Company in 1993 reconciles to that computed under the Federal statutory corporate rate as follows:

                                                                            CUMULATIVE
                                                 LOSS                        EFFECT
                                                BEFORE                         OF
                                                INCOME     EXTRAORDINARY    ACCOUNTING
                                                TAXES          ITEM         CHANGES      TOTAL
                                               --------    -------------    --------    --------
Federal income tax benefit computed at
  statutory rate of 34%.....................   $ 19,095       $ 2,748       $149,450    $171,293
State income taxes net of Federal income tax
  effect....................................      2,248           324         17,582      20,154
Effect of retroactive change in Federal
  statutory rate to 35% and other
  adjustments...............................      2,326            --             --       2,326
Provision for valuation allowance...........    (10,397)       (1,536)       (38,835)    (50,768)
                                               --------       -------       --------    --------
                                               $ 13,272       $ 1,536       $128,197    $143,005
                                               ========       =======       ========    ========

     As noted above, prior to January 1, 1993, the Company accounted for income taxes in accordance with APBO No. 11. The disclosures regarding the Company's income taxes for periods prior to January 1, 1993, are as follows:

                                                                      1992         1991
                                                                    --------      -------
    Income tax benefit:
      Federal....................................................   $  1,779      $ 4,000
      State......................................................      2,984           --
                                                                    --------      -------
         Total income tax benefit................................   $  4,763      $ 4,000
                                                                    ========      ========
    Sources of deferred income taxes:
      Depreciation...............................................   $ 18,964      $16,772
      Inventories................................................       (508)      (2,380)
      Pension....................................................       (536)      (2,467)
      Effect of net operating losses on deferred taxes...........    (20,174)      (8,121)
      Vacation reserve...........................................         --       (1,741)
      Other......................................................      2,254       (2,063)
                                                                    --------      -------
         Total deferred income taxes.............................   $     --      $    --
                                                                    ========     ========

     The income tax benefit differs from that computed under the applicable Federal statutory corporate rate as follows:

                                                                     1992         1991
                                                                   --------     --------
      Income tax benefit based on Federal statutory rate of
         34%....................................................   $ 13,898     $ 26,763
      State income taxes, net of Federal income tax effect......      2,984           --
      Limitation of utilization of net operating loss
         carrybacks.............................................    (12,119)     (22,763)
                                                                   --------     --------
         Total income tax benefit...............................   $  4,763     $  4,000
                                                                   ========     ========

NOTE 10.
REDEEMABLE STOCKS

     In June 1989, the Company sold 1.8 million shares of the Series A Preferred to the 1989 ESOP, which financed the purchase by issuing to the Company a $26.1 million promissory note, payable ratably over a ten-year period. Each share of Series A Preferred is convertible at any time into one share of common stock, subject to adjustment, is entitled to ten times the number of votes of the common stock into which it is convertible, and has a preference on liquidation over common stock of $5 per share. The Series A Preferred has no preference over common stock as to dividends. The Series A Preferred is not intended to be readily tradable on an established market. Accordingly, shares of Series A Preferred distributed to 1989 ESOP participants following termination of service will be subject to a right, exercisable for limited periods prescribed by law, to cause the Company to repurchase the shares at fair value. The Company also has a right of first refusal upon proposed transfers of distributed shares of Series A Preferred which it has agreed, to the extent it is permitted, to exercise and to contribute or sell reacquired shares to the 1989 ESOP. If not repurchased by the Company or reacquired by the 1989 ESOP, shares of Series A Preferred automatically convert into common stock upon transfer by a distributee.

     In October 1991, the Company issued .5 million shares of the Series B Preferred to Cleveland-Cliffs Inc for a purchase price equal to the aggregate redemption amount of $25 million. The Series B Preferred is entitled to annual dividends of $6.25 per share, subject to increase to $7.50 per share if the Company's authorized common stock is not increased by approximately 4.3 million shares by May 31, 1994, is redeemable by the Company at any time, has a liquidation preference over common stock and is subject to mandatory redemption on December 31, 2003, in each case at $50 per share. The Company is obliged to repurchase shares of Series B Preferred Stock at the option of the holders under specified conditions; the holders of Series B Preferred are entitled to exchange their stock in the event of future equity offerings by the Company; and the Company has a right to consent to certain proposed future private dispositions of shares of Series B Preferred, and a right of first refusal over dispositions proposed to be made at less than $47.50 per share. In connection with this transaction, the Company entered into a supply agreement with a subsidiary of Cleveland-Cliffs to furnish the Company with the major part of its iron ore pellets for a twelve-year period which began in 1992.

NOTE 11.
STOCK PLANS

     The Company has a stock option plan (the "1987 Stock Option Plan") which provides for 750,000 shares of the Company's common stock to be available for the granting of options. No stock options were granted in 1993, 1992 or 1991. The options outstanding for each period presented had been previously granted under employment contracts with certain executive officers at an exercise price of $8.33 per share. The excess of the option's fair value at the date of grant over the proceeds to be received upon exercise is being amortized over the terms of the employment contracts.

     There were 510,000 shares available for future grant at December 31, 1993.

     Activity under the 1987 Stock Option Plan is summarized below:

                                                               1993       1992       1991
                                                              -------    -------    -------
    Options outstanding at beginning of period.............   240,000    240,000    240,000
    Granted................................................        --         --         --
    Exercised..............................................        --         --         --
                                                              -------    -------    -------
    Outstanding at end of period...........................   240,000    240,000    240,000
    Exercisable at end of period...........................   240,000    230,000    119,998
    Available for future grant.............................   510,000    510,000    510,000

     In October 1989, the Company registered 1.5 million shares of common stock to be offered over a five-year period to eligible employees through payroll deductions under its 1989 Employee Stock Purchase Plan.

     During 1991, the Company adopted a Deferred Compensation Plan to permit members of its Board of Directors to receive shares of common stock in lieu of cash payments for total compensation or a portion thereof for services they provided.

     Both the Employee Stock Purchase Plan and the Directors' Deferred Compensation Plan provide for respective participants to purchase the Company's common stock at 90% of the lesser of the stock's trading price at the beginning or the end of each year. At December 31, 1993, 299,971 shares valued at approximately $1.0 million were issuable in accordance with the Employee Stock Purchase Plan. These shares were issued during January 1994. At December 31, 1993, 97,078 shares valued at $0.3 million were issuable to the Directors who selected deferred compensation.

NOTE 12.
ESOP FINANCING

     The purchase by the 1989 ESOP of the Series A Preferred was financed through the issuance of a $26.1 million promissory note to the Company payable ratably over a ten-year period. The Company's contribution to the 1989 ESOP for the principal and interest components of debt service was immediately returned. As such, the respective interest income and expense on the ESOP notes were entirely offset within the Company's net financing costs.

     Effective November 1, 1990, the 1989 ESOP entered into a refinancing, which was guaranteed by the Company, under which $19 million of 9.0% ESOP notes were sold to certain institutional investors. Following this refinancing, the net interest expense component of the Company's ESOP contribution in the amounts of $653 and $708 for 1992 and 1991, respectively, was included in interest expense.

     In connection with the Company's public offering of $140 million of its senior notes in March 1993, the Company repurchased the balance of the outstanding 9.0% senior ESOP notes which had been reduced to the principal amount of $14.1 million. Following this repurchase, the Company was reestablished as the sole lender to the 1989 ESOP and, as such, the ESOP note interest income and expense are offset within the Company's net financing costs.

NOTE 13.
EARNINGS PER SHARE

     The weighted average number of common and common equivalent shares used in the calculation of the loss per share was 26,472,907, 24,914,026 and 21,405,729 for the years 1993, 1992 and 1991, respectively. The shares of Series A Preferred were excluded from each year's calculation due to their antidilutive effect. The assumed exercise of stock options would not result in significant dilution in any such periods.

NOTE 14.
COMMITMENTS AND CONTINGENCIES

     The Company, in the ordinary course of business, is the subject of, or party to, various pending or threatened legal and environmental actions. The Company believes that any ultimate liability resulting from these actions will not have a material adverse effect on its financial position or results of its operations.

     In October 1991, the Company entered into a twelve-year iron ore pellet supply agreement with a subsidiary of Cleveland-Cliffs Inc to provide the majority of tonnage needed beginning in 1992.

     In July 1993, the Company entered into an agreement with USX Corporation to purchase blast furnace coke during the remainder of 1993 through December 1996. The agreement provides for tonnages of 750,000 per calendar year in 1994 through 1996, or the actual annual requirements of the Company if less than the stated amount. The price is to be the prevailing market price for blast furnace coke determined each October prior to the delivery year.

     On August 7, 1992, an action entitled Larry G. Godich, et. al. v. Herbert Elish, et. al. was commenced in the West Virginia Circuit Court for Hancock County against ten current members of the Company's Board of Directors, certain officers of the Company, former Board members, the Company's outside counsel, and the Company. The suit purports to be brought derivatively by stockholders on behalf of the Company and seeks a recovery on its behalf. The plaintiffs' complaint alleges that the defendants were negligent or grossly negligent in the selection and supervision of contractors engaged by the Company to design and construct reheat furnaces for the hot mill project under the capital improvement program, thereby breaching their respective fiduciary and other duties to the Company and, as a result, that the Company incurred substantial cost overruns in connection with the specific project. The complaint seeks compensatory damages, jointly and severally, against all defendants in the amount of $30 million. The suit has been scheduled for trial in the second quarter of 1994. Since the suit is on behalf of the Company, if the plaintiffs prevail, the Company would receive the net benefit of any recovery.

NOTE 15.
LINE OF BUSINESS INFORMATION

     The Company operates a single line of business, the making and finishing of steel products including carbon sheet and tin products. During 1993, 1992 and 1991, one customer accounted for 11%, 12% and 13% of net sales, respectively.

NOTE 16.
DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS
AND SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

     The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  Cash and Short Term Investments

     The carrying amount approximates fair value because of the short maturity of those investments.

  Redeemable Preferred Stock

     The market value of the Series A Preferred was determined based upon an independent appraisal done as of December 31, 1993. The market value of the Series B Preferred was estimated based upon quoted market prices for the same or similar issues.

  Long Term Debt

     The fair values of the Company's long term debt obligations are estimated based upon quoted market prices.

     The estimated fair values of the Company's financial instruments are as follows at December 31, 1993 and 1992:

                                                          1993                     1992
                                                  --------------------     --------------------
                                                  CARRYING      FAIR       CARRYING      FAIR
                                                   AMOUNT      VALUE        AMOUNT      VALUE
                                                  --------    --------     --------    --------
Cash and short term investments................   $ 89,002    $ 89,002     $ 61,195    $ 61,195
Redeemable preferred stock, Series A and B.....     50,533      36,122       50,624      31,266
Long term debt.................................    496,300     516,378      504,414     458,824

  Significant Group Concentrations of Credit Risk

     As of December 31, 1993 and 1992, the Company had trade receivables outstanding of $18,958 and $15,006, respectively, from customers who had been acquired in leveraged transactions.

NOTE 17.
SUBSEQUENT EVENTS

     In March 1994, the Company entered into new collective bargaining agreements with the Independent Steelworkers Union, which represents 4,966 employees in bargaining units covering production and maintenance workers, clerical workers, nurses, and the Independent Guard Union, which represents 39 employees. The new agreements, which run through September 25, 1996, provide for the payment of bonuses in the gross amount of $3,500 per employee, paid in installments, but do not provide for wage increases. Through the end of the new agreements, the Company's profit sharing plan, which covers substantially all employees, provides for participants to share in the Company's profits each year at a rate equal to 1/3 of the Company's "adjusted net earnings" for that year as defined under the plan, provided its net worth exceeds $100 million. If, however, payment of the full profit sharing amount would reduce the Company's net worth below $100 million, payments are reduced to an amount necessary to maintain the $100 million threshold. If the Company's net worth is in excess of $250 million, the profit sharing rate increases to 35%. However, if payment of the full profit sharing amount would reduce the Company's net worth below $250 million, payments at this rate would be limited as necessary to maintain the $250 million threshold and the remainder of the payment would be made at the
 1/3 rate. The agreements limit the Company's exposure to increased costs of healthcare while providing increased medical coverages through a managed healthcare "point of service" program and a ceiling on the Company's cash basis cost of healthcare for future retirees. The agreements also contain limitations on the Company's ability to reduce its workforce by layoffs, with exceptions for adverse financial, operational, and business circumstances. In addition, the parties have agreed to certain improvements in the Company's Pension Plan.

     On April 6, 1994, the Company experienced a fire which caused extensive damage to its No. 9 Tandem Mill, a cold rolling facility which supplies steel coils to its tin mill for further processing. The Company does not believe this unit can be restored to operation prior to the fourth quarter of 1994. The Company is adjusting its production on other units and seeking alternate sourcing for certain products in an attempt to minimize the effect of the tandem mill outage. The outage has caused a need for reduced manpower which has resulted in temporary force reductions at the Company's cold rolling and tin mill operations. The Company intends to review the situation on a weekly basis and make adjustments to its production and manpower situation accordingly. Efforts to repair the tandem mill and to assess the financial effects of the outage are under way. The Company maintains insurance coverage for both property damage and business interruption. As a result of the length of time anticipated to restore the tandem mill to full operations, total anticipated recoveries and unrecoverable costs have not yet been determined.

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information................     2
Incorporation of Certain
  Documents by Reference.............     2
Prospectus Summary...................     4
Risk Factors.........................     9
The Company..........................    15
Use of Proceeds......................    17
Price Range of Common Stock
  and Dividend Policy................    18
Capitalization.......................    19
Dilution.............................    19
Selected Financial Data..............    20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........    23
Business.............................    33
Management...........................    50
Selling Stockholder..................    52
Description of Capital Stock.........    53
Underwriting.........................    56
Legal Matters........................    58
Experts..............................    58
Index to Financial Statements........   F-1


17,000,000 SHARES

WEIRTON
STEEL CORPORATION

COMMON STOCK
($.01 PAR VALUE)

SALOMON BROTHERS INC
LAZARD FRERES & CO.
LEHMAN BROTHERS
PAINEWEBBER INCORPORATED
PROSPECTUS


DATED AUGUST 9, 1994

                                      [ALTERNATE INTERNATIONAL FRONT COVER PAGE]

PROSPECTUS

17,000,000 SHARES

WEIRTON LOGO
COMMON STOCK
($.01 PAR VALUE)
Of the 17,000,000 shares of Common Stock of Weirton Steel Corporation ("Weirton" or the "Company") offered hereby, 15,000,000 shares are being offered by the Company and 2,000,000 shares are being offered by Mellon Bank, N.A., as trustee (the "Selling Stockholder") of the trust created under the Weirton Steel Corporation Retirement Plan (the "Pension Plan"). The Company will not receive any proceeds from the sale of shares by the Selling Stockholder. See "Selling Stockholder."

Of the shares being offered, 2,550,000 shares are being offered outside of the United States and Canada (the "International Offering") and 14,450,000 shares are being offered in a concurrent offering in the United States and Canada (the "U.S. Offering" and, collectively with the International Offering, the "Offerings"), subject to transfers between the International Underwriters and the U.S. Underwriters. The Price to Public and the Underwriting Discount per share will be identical for the International Offering and the U.S. Offering. The closing of the International Offering and the U.S. Offering are conditioned upon each other. See "Underwriting."


The Common Stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "WS." On August 8, 1994, the last sale price of Weirton's Common Stock, as reported on the NYSE Composite Tape, was $8.875 per share.


PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER THE CAPTION "RISK FACTORS."

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

- ------------------------------------------------------------------------------------------------------------
                                                                                             PROCEEDS TO
                               PRICE TO            UNDERWRITING          PROCEEDS TO           SELLING
                                PUBLIC               DISCOUNT             COMPANY(1)         STOCKHOLDER
Per Share.............. $                     $                     $                     $
Total (2).............. $                     $                     $                     $
- ------------------------------------------------------------------------------------------------------------

(1) Before deduction of expenses payable by the Company estimated to be
    $800,000.
(2) The Selling Stockholder has granted to the International Underwriters and the U.S. Underwriters 30-day options to purchase up to an aggregate of 2,550,000 additional shares of Common Stock at the Price to Public, less the Underwriting Discount, solely to cover over-allotments, if any. The Company may satisfy the exercise of these options up to a maximum of 300,000 shares. If the Underwriters exercise such options in full, the total Price to Public, Underwriting Discount and Proceeds to Selling Stockholder will be
    $    , $    and $    , respectively. If the Company satisfies the exercise
    of such options with the maximum number of shares permitted, Proceeds to
    Company and Proceeds to Selling Stockholder will be $    and $    ,
    respectively. See "Underwriting."



The shares of Common Stock are offered subject to receipt and acceptance by the Underwriters, to prior sale and to the Underwriters' right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice. It is expected that delivery of the shares will be made at the office of Salomon Brothers Inc, Seven World Trade Center, New York, New York or through the
facilities of The Depository Trust Company, on or about August   , 1994.

SALOMON BROTHERS INTERNATIONAL LIMITED
                        LAZARD BROTHERS & CO., LIMITED
                                LEHMAN BROTHERS
                                                       PAINEWEBBER INTERNATIONAL
The date of this Prospectus is August 9, 1994.

                                  [Alternate International Underwriting Section]

                                  UNDERWRITING

     Subject to the terms and conditions set forth in the International Underwriting Agreement, the Company and the Selling Stockholder have agreed to sell to each of the Underwriters named below (the "International Underwriters") for whom Salomon Brothers International Limited, Lazard Brothers & Co., Limited, Lehman Brothers International (Europe) and PaineWebber International (U.K.) Ltd. are acting as representatives (the "International Representatives"), and each of the Underwriters has severally agreed to purchase from the Company and the Selling Stockholder, the total number of shares of Common Stock set forth opposite its name below:

                                                                         NUMBER OF SHARES
                         INTERNATIONAL UNDERWRITERS                      TO BE PURCHASED
     ------------------------------------------------------------------  ----------------
     Salomon Brothers International Limited............................
     Lazard Brothers & Co., Limited....................................
     Lehman Brothers International (Europe)............................
     PaineWebber International (U.K.) Ltd. ............................
                                                                         -------------
               Total...................................................      2,550,000
                                                                         =============

     In the International Underwriting Agreement, the several International Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all the shares of Common Stock set forth in the table above, if any such shares are purchased. In the event of a default by any International Underwriter, the International Underwriting Agreement provides that, in certain circumstances, purchase commitments of the nondefaulting International Underwriters may be increased or the International Underwriting Agreement may be terminated.

     The Company and the Selling Stockholder have been advised by the International Representatives that the several International Underwriters propose initially to offer such shares to the public at the public offering price set forth on the cover page of this Prospectus, and to certain dealers at
such price less a concession not in excess of $          per share. The
International Underwriters may allow, and such dealers may reallow, a concession
not in excess of $          per share to other dealers. After this public
offering, the public offering price and such concessions may be changed.

     The Selling Stockholder has granted to the International Underwriters an option exercisable during the 30-day period after the date of this Prospectus to purchase up to 382,500 additional shares of Common Stock at the same price per share as the initial 2,550,000 shares of Common Stock to be purchased by the International Underwriters. The International Underwriters may exercise such option only to cover over-allotments in the sale of the shares of Common Stock that the International Underwriters have agreed to purchase. To the extent that the International Underwriters exercise such option, each International Underwriter will have a firm commitment, subject to certain conditions, to purchase the same proportion of the option shares as the number of shares of Common Stock to be purchased and offered by such International Underwriter in the above table bears to the total number of shares of Common Stock initially purchased by the International Underwriters. The International Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to 45,000 shares of Common Stock toward satisfaction of the exercise of the option.

     The Company and the Selling Stockholder have also entered into a U.S. Underwriting Agreement with the U.S. Underwriters named therein, for whom Salomon Brothers Inc, Lazard Freres & Co., Lehman Brothers Inc., and PaineWebber Incorporated are acting as representatives (the "U.S. Representatives"), providing for the concurrent offer and sale of 14,450,000 shares of Common Stock in the United States and Canada and providing the U.S. Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 2,167,500 additional shares at the same price per share as the initial 14,450,000 shares of Common Stock to be purchased by the U.S. Underwriters. The U.S. Underwriting Agreement provides that the Company, in its sole discretion, will be permitted to supply up to 255,000 shares of Common Stock toward satisfaction of the exercise of the option.

     The offering price and underwriting discounts for the U.S. Offering and the International Offering will be identical. The closing of the International Offering is conditioned upon the closing of the U.S. Offering, and the closing of the U.S. Offering is conditioned upon the closing of the International Offering.

     Each International Underwriter has severally agreed that, as part of the International Offering, (a) it is not purchasing any shares of Common Stock for the account of any United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute this Prospectus to any person within the United States or Canada or to any United States or Canadian Person. Each U.S. Underwriter has severally agreed that, as part of the U.S. Offering, (a) it is not purchasing any shares of Common Stock for the account of anyone other than a United States or Canadian Person, and (b) it has not offered or sold, and will not offer or sell, directly or indirectly, any shares of Common Stock or distribute any Prospectus related to the U.S. Offering to any person outside the United States or Canada or to anyone other than a United States or Canadian Person. The foregoing limitations do not apply to stabilization transactions or to certain other transactions specified in the agreement between U.S. Underwriters and International Underwriters. "United States or Canadian Person" means any person who is a national or resident of the United States or Canada, any corporation, partnership or other entity created or organized under the laws of the United States or Canada, or of any political subdivision thereof, any estate or trust the income of which is subject to United States or Canadian federal income taxation, regardless of the source of its income (other than a foreign branch of any United States or Canadian Person), and includes any United States or Canadian branch of a person other than a United States or Canadian Person.

     Each International Underwriter has severally represented and agreed that:
(a) it has not offered or sold and will not offer or sell in the United Kingdom by means of any document any shares of Common Stock other than to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent) or in circumstances which do not constitute an offer to the public within the meaning of the Companies Act 1985; (b) it has complied and will comply with all applicable provisions of the Financial Services Act 1986 with respect to anything done by it in relation to the shares of Common Stock in, from or otherwise involving the United Kingdom; and (c) it has only issued or passed on and will only issue or pass on to any person in the United Kingdom any document received by it in connection with the issue of the shares of Common Stock if that person is of a kind described in Article 9(3) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1988 (as amended by Article 6(c) of the Financial Services Act 1986 (Investment Advertisements) (Exemptions) Order 1992) or is a person to whom the document may otherwise lawfully be issued or passed on.

     Pursuant to the agreement between the International Underwriters and the U.S. Underwriters, sales may be made between the International Underwriters and the U.S. Underwriters of such number of shares of Common Stock as may be mutually be agreed. The price of any shares of Common Stock so sold shall be the initial public offering price, less an amount not greater than the concession to securities dealers. To the extent that there are sales between the International Underwriters and the U.S. Underwriters, pursuant to the agreement between the International Underwriters and the U.S. Underwriters, the number of shares initially available for sale by the International Underwriters or by the U.S. Underwriters may be more or less than the amount indicated on the cover page of this Prospectus.


     In the ordinary course of business, certain of the Underwriters have provided financial advisory services to the Company and may do so in the future.

     The Company, its officers and directors and U.S. Trust have agreed not to sell, or otherwise dispose of, directly or indirectly, or announce the offering of, any shares of Common Stock, or any securities convertible into, or exchangeable for, shares of Common Stock, except those offered in the Offerings or in connection with certain employee benefit plans or labor agreements, for a period of 120 days from the date hereof without the prior consent of the International Representatives and the U.S. Representatives.

     The International Underwriting Agreement and the U.S. Underwriting Agreement each provide that the Company will indemnify the International Underwriters and the U.S. Underwriters, respectively, against certain liabilities, including liabilities under the Securities Act, or contribute to payments the International Underwriters and the U.S. Underwriters, as the case may be, may be required to make in respect thereof.

  CERTAIN U.S. FEDERAL TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF COMMON STOCK

     The following is a general discussion of certain U.S. federal income and estate tax consequences of the ownership and disposition of Common Stock by a "Non-U.S. Holder." A "Non-U.S. Holder" is a person or entity that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a non-resident fiduciary of a foreign estate or trust. In the case of a member of a foreign partnership, however (and in some circumstances the beneficiary of a foreign estate or trust), the actual tax imposed may depend on the status (including in some cases the ability to claim a tax treaty) of the member or beneficiary. Any U.S. tax withheld may be credited against the actual tax imposed and, to the extent that it exceeds such tax, may be refunded upon application.

     This discussion is based on the Code and administrative interpretations as of the date hereof, all of which may be changed either retroactively or prospectively. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances and does not address any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     Prospective holders should consult their tax advisors with respect to the particular consequences to them of holding and disposing of Common Stock.

DIVIDENDS

     Subject to the discussion below, dividends paid to a Non-U.S. Holder of Common Stock generally will be subject to withholding tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. For purposes of determining whether tax is to be withheld at a 30% rate or at a reduced rate as specified by an income tax treaty, the Company ordinarily will presume that dividends paid to an address in a foreign country are paid to a resident of such country absent knowledge that such presumption is not warranted. However, under proposed U.S. Treasury regulations which have not yet been put into effect, to claim the benefits of a tax treaty, a Non-U.S. Holder of Common Stock would be required to file certain forms accompanied by a statement from a competent authority of the treaty country.

     Dividends paid to a Non-U.S. Holder at an address within the United States may be subject to backup withholding at a rate of 31% if the Non-U.S. Holder fails to establish that it is entitled to an exemption or to provide a correct taxpayer identification number and other information to the payor.

     Upon the filing of an IRS Form 4224 with the payor, there will be no withholding tax on dividends that are effectively connected with the Non-U.S. Holder's conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. income tax in the same manner as if the Non-U.S. Holder were a U.S. resident. A Non-U.S. corporation receiving effectively connected dividends also may be subject to an additional "branch profits tax" which is imposed, under certain circumstances, at a rate of 30% (or such lower rate as may be specified by an applicable treaty) of the earnings withdrawn from such business.

     In general, the Company must report to the U.S. Internal Revenue Service the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in the recipient's country of residence.

GAIN ON DISPOSITION OF COMMON STOCK

     A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of Common Stock unless (i) the gain is effectively connected with a trade or business of such holder in the United States or (ii) the holder owns more than five percent of the Common Stock and the Company is or has been a "U.S. real property holding corporation" within the meaning of Section 897(c)(2) of the Code at any time within the shorter of the five-year period preceding such disposition or such holder's holding period.

INFORMATION REPORTING REQUIREMENTS AND BACKUP WITHHOLDING ON DISPOSITION OF COMMON STOCK

     Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 31% will apply to the proceeds of a disposition of Common Stock paid to or through a U.S. office of a broker unless the disposing holder certifies its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds if the payment is made outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds outside the United States if (A) the payment is made through an office outside the United States of a broker that is either (i) a U.S. person, (ii) a foreign person which derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States or (iii) a "controlled foreign corporation" for U.S. federal income tax purposes and (B) the broker fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption.

     Backup withholding is not an additional tax. Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the U.S. Internal Revenue Service.

FEDERAL ESTATE TAX

     An individual Non-U.S. Holder who is treated as the owner of or has made certain lifetime transfers of an interest in the Common Stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

                                 LEGAL MATTERS

     Certain legal matters in connection with the securities offered hereby will be passed upon for the Company by Willkie Farr & Gallagher and for the Underwriters by Davis Polk & Wardwell. Harvey L. Sperry, a member of the firm of Willkie Farr & Gallagher, is a director of the Company. Mr. Sperry owns 23,947 shares of Common Stock of the Company.

                                    EXPERTS

     The financial statements and schedules of the Company included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen & Co., independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

                                       [ALTERNATE INTERNATIONAL BACK COVER PAGE]

NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES, OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION WHERE SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                               ------------------

                               TABLE OF CONTENTS


                                        PAGE
                                        ----
Available Information................     2
Incorporation of Certain
  Documents by Reference.............     2
Prospectus Summary...................     4
Risk Factors.........................     9
The Company..........................    15
Use of Proceeds......................    17
Price Range of Common Stock
  and Dividend Policy................    18
Capitalization.......................    19
Dilution.............................    19
Selected Financial Data..............    20
Management's Discussion and
  Analysis of Financial Condition
  and Results of Operations..........    23
Business.............................    33
Management...........................    50
Selling Stockholder..................    52
Description of Capital Stock.........    53
Underwriting.........................    56
Certain Federal Tax Considerations
  for Non-U.S. Holders of
  Common Stock.......................    58
Legal Matters........................    59
Experts..............................    59
Index to Financial Statements........   F-1


17,000,000 SHARES

WEIRTON
STEEL CORPORATION

COMMON STOCK
($.01 PAR VALUE)

SALOMON BROTHERS
INTERNATIONAL LIMITED

LAZARD BROTHERS & CO.,
LIMITED

LEHMAN BROTHERS
PAINEWEBBER INTERNATIONAL
PROSPECTUS


DATED AUGUST 9, 1994

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, to be paid in connection with the sale of the Shares being registered, all of which will be paid by the registrant. All amounts are estimates except the registration fee and the NASD filing fee (which have been rounded to the nearest dollar).


    Registration Fee.........................................................   $ 58,888
    NASD Filing Fee..........................................................     17,577
    Blue Sky Fees and Expenses...............................................     20,000
    Listing Fees.............................................................     62,300
    Accounting Fees and Expenses.............................................    150,000
    Legal Fees and Expenses..................................................    350,000
    Transfer Agent and Registrar Fees........................................      5,000
    Printing.................................................................    100,000
    Miscellaneous............................................................     36,235
                                                                                --------
         Total...............................................................   $800,000
                                                                                =========



ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS


     Section 145 of the General Corporation Law of Delaware provides that a corporation may indemnify directors and officers against liabilities and expenses they may incur in such capacities provided certain standards are met, including good faith and the belief that the particular action is in or not opposed to the best interests of the corporation. Article IX of the registrant's By-laws provides as follows:

     Section 1. Each current or former director, officer, employee or agent of the Corporation, or any person who may have served at its request as a director or officer of another corporation in which it owns stock or of which it is a creditor (or in a comparable position in another form of entity in which the Corporation owns an equity interest or with which it is a joint venturer or of which it is a creditor), and such person's heirs, executors, and administrators (each, an "Indemnitee"), shall be indemnified by the Corporation against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation), to which he or she may be made a party by reason of any alleged acts or omissions in such capacity if such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any criminal action or proceeding, such person had no reasonable cause to believe his or her conduct was unlawful.

     Section 2. Each Indemnitee shall be indemnified by the Corporation against all expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of any alleged acts or omissions in such capacity if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been finally adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     Section 3. Expenses incurred by an Indemnitee in defending any civil or criminal action may be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such Indemnitee to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by the Corporation.

     Section 4. The foregoing rights of indemnification and advancement of expenses shall be in addition to and not exclusive of any and all other rights to which such Indemnitee might be entitled as a matter of law.

ITEM 16.  EXHIBITS

     (a) Exhibits

Exhibit 1.1      Form of U.S. Underwriting Agreement.
Exhibit 1.2      Form of International Underwriting Agreement.
Exhibit 3.1      Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1
                 filed May 3, 1989, Commission File No. 33-28515).
Exhibit 3.2      By-laws of the Company (incorporated by reference to Exhibit 3.3 to the
                 Company's Registration Statement on Form S-1 filed May 3, 1989, Commission
                 File No. 33-28515).
Exhibit 3.3      Certificate of the Designation, Powers, Preferences and Rights of the
                 Convertible Voting Preferred Stock, Series A (incorporated by reference to
                 Exhibit 3.2 to the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March 28, 1990,
                 Commission File No. 1-10244).
Exhibit 3.4      Certificate of Designation, Powers, Preferences and Rights of the Redeemable
                 Preferred Stock, Series B (incorporated by reference to Exhibit 4.1 to the
                 Company's Current Report pursuant to Section 13 or 15(d) of the Securities
                 Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No.
                 1-10244).
Exhibit 4.1      Indenture dated October 17, 1989 between the Company and First Bank (N.A.) as
                 Trustee, pursuant to which the 10 7/8% Senior Notes due October 15, 1999
                 Notes were issued (incorporated by reference to Exhibit 4.1 to the Company's
                 Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act
                 of 1934 on Form 10-K filed March 28, 1990, Commission File No. 1-10244).
Exhibit 4.2      Form of Notes (included as Exhibit A to Exhibit 4.1).
Exhibit 4.3      Indenture dated March 1, 1993 between the Company and Bankers Trust Company as Trustee, pursuant to which the 11 1/2% Senior Notes due March 1, 1998 were issued (incorporated by reference to Exhibit 4.1 to the Company's
                 Registration Statement on Form S-2 filed February 25, 1993, Commission File
                 No. 33-53476).
Exhibit 4.4      Form of Notes (incorporated by reference to pages 1 through 7 of the preamble to Exhibit 4.3).
Exhibit 5.1      Opinion of Willkie Farr & Gallagher.*
Exhibit 10.1     Pellet Sale Agreement dated June 25, 1991, between USX Corporation and the
                 Company (incorporated by reference to Exhibit 10.2 to the Company's Annual
                 Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                 on Form 10-K filed March 27, 1992, Commission File No. 1-10244).

Exhibit 10.2     1984 Employee Stock Ownership Plan, as amended and restated (incorporated by reference to Exhibit 10.3 to the Company's Annual Report pursuant to Section
                 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-K filed March
                 28, 1990, Commission File No. 1-10244).
Exhibit 10.3     1989 Employee Stock Ownership Plan (incorporated by reference to Exhibit 10.4 to the Company's Annual Report pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 on Form 10-K filed March 28, 1990, Commission
                 File No. 1-10244).
Exhibit 10.4     1987 Stock Option Plan (incorporated by reference to Exhibit 10.5 to the
                 Company's Registration Statement on Form S-1 filed May 3, 1989, Commission
                 File No. 33-28515).
Exhibit 10.5     Employment Agreement between Herbert Elish and the Company dated as of July
                 1, 1990 (incorporated by reference to Exhibit 10.6 to the Company's Annual
                 Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
                 on Form 10-K, filed April 1, 1991, Commission File No. 1-10244).
Exhibit 10.6     Employment Agreement between Warren E. Bartel and the Company (incorporated by reference to Exhibit 10.8 to the Company's Registration Statement on Form
                 S-1 filed May 3, 1989, Commission File No. 33-28515).
Exhibit 10.7     Employment Agreement between James B. Bruhn and the Company (incorporated by reference to Exhibit 10.11 to the Company's Registration Statement on Form
                 S-1 filed May 3, 1989, Commission File No. 33-28515).
Exhibit 10.8     Employment Agreement between Thomas W. Evans and the Company dated April 21,
                 1987 (incorporated by reference to Exhibit 10.8 of the Company's Annual
                 Report on Form 10-K filed March 30, 1994).
Exhibit 10.9     Employment Agreement between Richard K. Riederer and the Company
                 (incorporated by reference to Exhibit 10.12 to the Company's Registration
                 Statement on Form S-1 filed May 3, 1989, Commission File No. 33-28515).
Exhibit 10.10    Stock Purchase and Contribution Agreement dated September 27, 1991 among the registrant and U.S. Trust Company of California, N.A., as investment manager
                 (incorporated by reference to Exhibit 10.1 to the Company's Current Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on
                 Form 8-K filed October 9, 1991, Commission File No. 1-10244).
Exhibit 10.11    Preferred Stock Purchase Agreement dated as of September 30, 1991 between the registrant and Cleveland-Cliffs Inc (incorporated by reference to Exhibit
                 10.2 to the Company's Current Report pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission
                 File No. 1-10244).
Exhibit 10.12    Registration Rights Agreement dated October 2, 1991 between the registrant and Cleveland-Cliffs Inc (incorporated by reference to Exhibit 10.3 to the
                 Company's Current Report pursuant to Section 13 or 15(d) of the Securities
                 Exchange Act of 1934 on Form 8-K filed October 9, 1991, Commission File No.
                 1-10244).
Exhibit 10.13    Redacted Pellet Sale and Purchase Agreement dated as of September 30, 1991 between the Cleveland-Cliffs Iron Company and the Company (incorporated by reference to Exhibit 10.18 to the Company's Quarterly Report pursuant to
                 Section 13 or 15(d) of the Securities Exchange Act of 1934 on Form 10-Q filed
                 August 14, 1992, Commission File No. 1-10244).
Exhibit 10.14    Deferred Compensation Plan for Directors effective as of January 1, 1991, for all directors who are not officers or other employees of the Company
                 (incorporated by reference to Exhibit 10.19 of the Company's Annual Report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 on
                 Form 10-K filed April 1, 1991, Commission File No. 1-10244).

Exhibit 10.15    Registration Rights Agreement dated September 30, 1991, between the Company and U.S. Trust Company of California, N.A. (incorporated by reference to
                 Exhibit 1 to the Company's Quarterly Report pursuant to Section 13 or 15(d)
                 of the Securities Exchange Act of 1934 on Form 10-Q filed November 14, 1991,
                 Commission File No. 1-10244).
Exhibit 10.16    Amendment No. 1 dated September 30, 1992, to the Registration Rights
                 Agreement dated September 30, 1991, among the Company and U.S. Trust Company of California, N.A. (incorporated by reference to Exhibit 10.34 of Amendment
                 2 to the Company's Registration Statement on Form S-2 filed February 9, 1993,
                 Commission File No. 33-53476).
Exhibit 10.17    Stock Contribution Agreement dated September 30, 1992, between the Company and U.S. Trust Company of California, N.A., as investment manager
                 (incorporated by reference to Exhibit 10.36 of Amendment 2 to the Company's
                 Registration Statement on Form S-2 filed February 9, 1993, Commission File
                 No. 33-53476).
Exhibit 10.18    Coke Sale Agreement dated January 1, 1993 and signed July 13, 1993 between the Company and USX Corporation (incorporated by reference to Exhibit 10.30 to the Company's quarterly report pursuant to Section 13 or 15(d) of the
                 Securities Exchange Act of 1934 filed August 13, 1993, Commission File
                 No. 1-10244).
Exhibit 10.19    Employment Agreement between Craig T. Costello and the Company dated July 20,
                 1993 (incorporated by reference to Exhibit 10.19 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.20    Employment Agreement between William R. Kiefer and the Company dated July 21,
                 1993 (incorporated by reference to Exhibit 10.20 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.21    Employment Agreement between Dennis R. Mangino and the Company dated July 26,
                 1993 (incorporated by reference to Exhibit 10.21 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.22    Employment Agreement between John H. Walker and the Company dated July 21,
                 1993 (incorporated by reference to Exhibit 10.22 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.23    Employment Agreement between Narendra M. Pathipati and the Company dated
                 December 16, 1993 (incorporated by reference to Exhibit 10.23 of the
                 Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.24    Employment Agreement between Mac S. White and the Company dated July 28, 1993
                 (incorporated by reference to Exhibit 10.24 of the Company's annual report on
                 Form 10-K filed March 30, 1994).
Exhibit 10.25    Amendment dated August 5, 1993 to the Employment Agreement dated July 1, 1990 between Herbert Elish and the Company (incorporated by reference to Exhibit
                 10.25 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.26    Amendment dated July 19, 1993 to the Employment Agreement dated June 8, 1987 between David M. Gould and the Company (incorporated by reference to Exhibit
                 10.26 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 10.27    Amendment dated July 21, 1993 to the Employment Agreement dated June 8, 1987 between William C. Brenneisen and the Company (incorporated by reference to
                 Exhibit 10.27 of the Company's annual report on Form 10-K filed March 30,
                 1994).

Exhibit 10.28    Amendment dated July 19, 1993 to the Employment Agreement dated April 21,
                 1987 between Thomas W. Evans and the Company (incorporated by reference to
                 Exhibit 10.28 of the Company's annual report on Form 10-K filed March 30,
                 1994).
Exhibit 13.1     1993 Annual Report to Stockholders of Weirton Steel Corporation (incorporated by reference to Exhibit 13.1 of the Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 22.1     Subsidiaries of the Company (incorporated by reference to Exhibit 22.1 of the
                 Company's annual report on Form 10-K filed March 30, 1994).
Exhibit 24.1     Consent of Willkie Farr & Gallagher (included in the opinion filed as Exhibit
                 5.1).
Exhibit 24.2     Consent of Arthur Andersen & Co., independent public accountants.
Exhibit 25.2     Certified Resolution of the Company's Board of Directors Authorizing Power of
                 Attorney

- ---------

* Filed herewith.


ITEM 17.  UNDERTAKINGS


          Pursuant to Regulation S-K, Item 512, the following undertakings are furnished:



     (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.



     (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions (see Item 15), or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.



     (i) The undersigned registrant hereby undertakes that:


          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to its registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Weirton, West Virginia on August 8, 1994.


                                                  WEIRTON STEEL CORPORATION

                                             By       /s/ HERBERT ELISH
                                               ---------------------------------
                                              Chairman of the Board, President,
                                                 and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this amendment has been signed by the following persons on the dates indicated.


                SIGNATURES                                TITLE                     DATE
- ------------------------------------------    ------------------------------   ---------------
                        *                     Chairman and                     August 8, 1994
- ------------------------------------------    Chief Executive Officer
Herbert Elish

                        *                     Director                         August 8, 1994
- ------------------------------------------
James B. Bruhn

                                              Director
- ------------------------------------------
Robert J. D'Anniballe, Jr.

                                              Director
- ------------------------------------------
Mark G. Glyptis

                        *                     Director                         August 8, 1994
- ------------------------------------------
Gordon C. Hurlbert

                        *                     Director                         August 8, 1994
- ------------------------------------------
Phillip A. Karber

                        *                     Director                         August 8, 1994
- ------------------------------------------
F. James Rechin

           /s/ RICHARD K. RIEDERER            Director; Vice President and     August 8, 1994
- ------------------------------------------    Chief Financial Officer
Richard K. Riederer                           (Principal Accounting Officer)


                        *                     Director                         August 8, 1994
- ------------------------------------------
Richard F. Schubert

                        *                     Director                         August 8, 1994
- ------------------------------------------
Harvey L. Sperry

                        *                     Director                         August 8, 1994
- ------------------------------------------
Thomas R. Sturges

                        *                     Director                         August 8, 1994
- ------------------------------------------
David I. J. Wang

*By         /s/ RICHARD K. RIEDERER
     -------------------------------------
Attorney-in-Fact, pursuant to powers
of attorney filed as part of the
registration statement